Transocean

100

YEARS OF DRILLING

2026 Annual General Meeting
and Proxy Statement

2025 Annual Report

Transocean Ltd • 2026 ANNUAL GENERAL MEETING AND PROXY STATEMENT • 2025 ANNUAL REPORT

ABOUT TRANSOCEAN LTD.

Transocean is a leading international provider of offshore contract drilling services for oil and gas wells. The company specializes in technically demanding sectors of the global offshore drilling business with a particular focus on ultra-deepwater and harsh environment drilling services and operates the highest specification floating offshore drilling fleet in the world. Transocean owns or has partial ownership interests in and operates a fleet of 27 mobile offshore drilling units, consisting of 20 ultra-deepwater floaters and seven harsh environment floaters. The company's shares are traded on the New York Stock Exchange under the symbol RIG.



OUR GLOBAL MARKET PRESENCE

Ultra-Deepwater **20**

Harsh Environment **7**

The symbols in the map above represent the global market presence of our operating fleet as of the February 19, 2026, Fleet Status Report.

ABOUT THE COVER

In 2026, Transocean proudly celebrates its 100th anniversary as a company, marking a century of leadership in offshore drilling operations. We honor our longstanding legacy and remain committed to delivering safe, efficient, and reliable services to our customers while creating value for shareholders.

FORWARD-LOOKING STATEMENTS

Any statements included in this 2026 Proxy Statement and 2025 Annual Report that are not historical facts, including, without limitation, statements regarding future market trends and results of operations are forward-looking statements within the meaning of applicable securities law. Such statements are subject to numerous risks and uncertainties beyond our control, and our actual results may differ materially from our forward-looking statements.

TRANSOCEAN LTD.

COMPENSATION REPORT
For the years ended December 31, 2025 and 2024

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Ernst & Young Ltd
Maagplatz 1
P.O. Box
CH-8010 Zurich

Phone: +41 58 286 31 11
www.ey.com/en_ch

To the General Meeting of
Transocean Ltd., Steinhausen

Zurich, March 20, 2026

Report of the statutory auditor on the audit of the compensation report



Opinion

We have audited the compensation report of Transocean Ltd. (the Company) for the year ended December 31, 2025. The audit was limited to the information pursuant to Art. 734a-734f of the Swiss Code of Obligations (CO) on pages CR-3 to CR-8 of the compensation report.

In our opinion, the information pursuant to Art. 734a-734f CO in the accompanying compensation report complies with Swiss law and the Company's articles of incorporation.



Basis for opinion

We conducted our audit in accordance with Swiss law and Swiss Standards on Auditing (SA-CH). Our responsibilities under those provisions and standards are further described in the "Auditor's responsibilities for the audit of the compensation report" section of our report. We are independent of the Company in accordance with the provisions of Swiss law and the requirements of the Swiss audit profession, and we have fulfilled our other ethical responsibilities in accordance with these requirements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.



Other information

The Board of Directors is responsible for the other information. The other information comprises the information included in the annual report, but does not include pages CR-3 to CR-8 in the compensation report, the consolidated financial statements, the stand-alone financial statements and our auditor's reports thereon. The annual report is expected to be made available to us after the date of this auditor's report.

Our opinion on the compensation report does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the compensation report, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the audited financial information in the compensation report or our knowledge obtained in the audit or otherwise appears to be materially misstated.



Board of Directors' responsibilities for the compensation report

The Board of Directors is responsible for the preparation of a compensation report in accordance with the provisions of Swiss law and the Company's articles of incorporation, and for such internal control as the Board of Directors determines is necessary to enable the preparation of a compensation report that is free from material misstatement, whether due to fraud or error. It is also responsible for designing the compensation system and defining individual compensation packages.



Auditor's responsibilities for the audit of the compensation report

Our objectives are to obtain reasonable assurance about whether the information pursuant to Art. 734a-734f CO is free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Swiss law and SA-CH will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of this compensation report.

As part of an audit in accordance with Swiss law and SA-CH, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement in the compensation report, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.
- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made.

We communicate with the Board of Directors or its relevant committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the Board of Directors or its relevant committee with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

Ernst & Young Ltd

 /s/ Reto Hofer   /s/ Ralph Petermann
Licensed audit expert   U.S. Certified public accountant
(Auditor in charge)

Enclosures
- Compensation report

TRANSOCEAN LTD.
COMPENSATION REPORT

GENERAL

Overview—Transocean Ltd. ("we," "us," or "our") is the parent company of the following direct wholly owned subsidiaries: (1) Transocean International Limited, (2) Transocean Management Services GmbH, and (3) Triton Quantum I GmbH. Transocean Ltd. is registered with the commercial register in the Canton of Zug, and its shares are listed in the United States ("U.S.") on the New York Stock Exchange. We are, therefore, bound by the legal and regulatory requirements of both Switzerland and the U.S.

Presentation—We prepared this Compensation Report in accordance with the requirements set forth under Art. 734a to Art. 734f of the Swiss Code of Obligations, including disclosures of compensation paid to our members of the Board of Directors and the Executive Management Team for the years ended December 31, 2025 and 2024. For a description of our governance framework relating to executive and director compensation, please refer to our 2026 Proxy Statement under the caption "Executive and Director Compensation Process." For a description of our directors' compensation principles, please refer to our 2026 Proxy Statement under the captions "Director Compensation Strategy" and "2025 Director Compensation." For a description of our Executive Management Team compensation principles, please refer to our 2026 Proxy Statement under the caption "Compensation Discussion and Analysis."

Currency—In May 2024, at our annual general meeting, shareholders approved the redenomination of the currency of our share capital to U.S. dollars from Swiss francs, effective as of January 1, 2024. As required by Art. 958d para. 3 SCO, we have presented the indicative Swiss franc value in a separate column on our financial statements using the exchange rate in effect on December 31 of each year. At December 31, 2025 and 2024, our principal exchange rates were USD 1 to CHF 0.79 and CHF 0.91, respectively. The column is presented for reference only and is not intended to represent a basis of presentation.

BOARD OF DIRECTORS' COMPENSATION

Overview—All members of our Board of Directors, except for Jeremy D. Thigpen and Keelan I. Adamson, receive non-employee compensation as presented below. Mr. Thigpen is compensated in accordance with the terms of his employment agreement, effective May 1, 2025, and was compensated as our Chief Executive Officer until April 30, 2025. Mr. Adamson is compensated as our Chief Executive Officer since May 1, 2025. Accordingly, each was ineligible to receive non-employee compensation for board service.

Our Board of Directors is paid in U.S. dollars and our non-employee directors were eligible to receive compensation as follows:

	Year ended December 31, 2025				Year ended December 31, 2024			
	Payment currency		Swiss franc equivalent		Payment currency		Swiss franc equivalent	
Annual retainer - non-employee lead independent director	USD	140,000	CHF	110,964		—		—
Annual retainer – non-employee chair		—		—	USD	215,000	CHF	195,091
Annual retainer - non-employee directors		100,000		79,260		100,000		90,740
Grant of restricted share units - non-employee lead independent director		210,000		166,446		—		—
Grant of restricted share units - non-employee chair		—		—		215,000		195,091
Grant of restricted share units - non-employee directors		210,000		166,446		210,000		190,554
Additional annual retainer for committee chairs:								
Audit Committee		35,000		27,741		35,000		31,759
Compensation Committee		20,000		15,852		20,000		18,148
Governance, Safety & Environment Committee		10,000		7,926		10,000		9,074
Finance Committee		10,000		7,926		10,000		9,074

Each of our non-employee directors is eligible to receive share-based compensation annually in the form of restricted share units with an aggregate value presented above based upon the average of the high and low market prices of our shares for each of the 10 trading days preceding the date of grant. The restricted share units vest on the date first to occur of (i) the first anniversary of the date of grant or (ii) the annual general meeting next following the date of grant, subject to continued service through the vesting date. Vesting of the restricted share units is not subject to any performance measures. Each director may elect either to receive the shares upon vesting or to defer shares until the director no longer serves on the board.

In addition to the directors' compensation, we pay or reimburse our directors for travel and incidental expenses incurred for attending board, committee, and shareholder meetings and for other company-related business purposes.

Total compensation—We paid our non-employee directors total compensation as follows:

Name and function	Year ended December 31, 2025 — Total compensation for board membership	Year ended December 31, 2025 — Fees earned (a)	Year ended December 31, 2025 — Restricted share units (value) (b)	Year ended December 31, 2025 — Restricted share units (quantity)	Year ended December 31, 2024 — Total compensation for board membership	Year ended December 31, 2024 — Fees earned (a)	Year ended December 31, 2024 — Restricted share units (value) (b)	Year ended December 31, 2024 — Restricted share units (quantity)
Chadwick C. Deaton (c)	USD 376,614	USD 171,555	USD 205,059	82,353	USD 438,140	USD 215,000	USD 223,140	37,005
Lead independent director since May 30, 2025; chair of the board until May 30, 2025	CHF 298,504	CHF 135,974	CHF 162,530		CHF 397,568	CHF 195,091	CHF 202,477	
Glyn A. Barker (d)	325,059	120,000	205,059	82,353	337,954	120,000	217,954	36,145
Member of the board; chair of the compensation committee; member of the audit committee	257,642	95,112	162,530		306,660	108,888	197,772	
Vanessa C.L. Chang (c)	340,059	135,000	205,059	82,353	352,954	135,000	217,954	36,145
Member of the board; chair of the audit committee; member of the compensation committee	269,531	107,001	162,530		320,271	122,499	197,772	
Frederico F. Curado (e)	315,059	110,000	205,059	82,353	327,954	110,000	217,954	36,145
Member of the board; chair of the governance, safety & environment committee; member of the compensation committee	249,716	87,186	162,530		297,586	99,814	197,772	
Domenic J. Dell'Osso, Jr. (c)	315,059	110,000	205,059	82,353	324,149	106,194	217,954	36,145
Member of the board; chair of the finance committee; member of the governance, safety & environment committee	249,716	87,186	162,530		294,133	96,361	197,772	
Vincent J. Intrieri (c)	305,059	100,000	205,059	82,353	324,177	106,222	217,954	36,145
Member of the board; member of the finance committee	241,790	79,260	162,530		294,158	96,386	197,772	
William F. Lacey	263,552	58,493	205,059	82,353	—	—	—	—
Member of the board since May 30, 2025; member of the audit committee since May 30, 2025	208,891	46,362	162,530		—	—	—	
Samuel Merksamer (c)	305,059	100,000	205,059	82,353	317,954	100,000	217,954	36,145
Member of the board; member of the finance committee; member of the audit committee since February 6, 2025	241,790	79,260	162,530		288,512	90,740	197,772	
Frederik W. Mohn (f)	305,059	100,000	205,059	82,353	317,954	100,000	217,954	36,145
Member of the board; member of the finance committee; member of the governance, safety & environment committee	241,790	79,260	162,530		288,512	90,740	197,772	
Edward R. Muller (c) (g)	—	—	—	—	41,250	41,250	—	—
Member of the board until May 16, 2024; chair of the finance committee until May 16, 2024; member of the corporate governance committee until May 16, 2024	—	—	—		37,430	37,430	—	
Margareth Øvrum (h)	50,000	50,000	—	—	317,954	100,000	217,954	36,145
Member of the board until May 30, 2025; member of the governance, safety & environment committee until May 30, 2025	39,630	39,630	—		288,512	90,740	197,772	
Total (USD)	USD 2,900,579	USD 1,055,048	USD 1,845,531	741,177	USD 3,100,440	USD 1,133,666	USD 1,966,772	326,165
Total (CHF)	CHF 2,298,999	CHF 836,231	CHF 1,462,770		CHF 2,813,342	CHF 1,028,689	CHF 1,784,653	

(a) Fees earned include cash retainer fees.
(b) For the years ended December 31, 2025 and 2024, we estimated the fair value of restricted share units to be USD 2.49 and USD 6.03, respectively, equivalent to CHF 1.97 and CHF 5.47, respectively, based on the market price of our shares on the grant date.
(c) Total compensation is not subject to employer-paid social taxes.
(d) In addition to the total compensation presented above, Mr. Barker received compensation representing employer-paid United Kingdom social taxes. In the years ended December 31, 2025 and 2024, such employer-paid social taxes were USD 17,218 and USD 15,277, respectively, equivalent to CHF 13,647 and CHF 13,862, respectively.
(e) In addition to the total compensation presented above, Mr. Curado received compensation representing employer-paid Swiss social taxes. In the years ended December 31, 2025 and 2024, such employer-paid social taxes were USD 8,595 and USD 9,130, respectively, equivalent to CHF 6,812 and CHF 8,285, respectively.
(f) In addition to the total compensation presented above, Mr. Mohn received compensation representing employer-paid Swiss social taxes. In the years ended December 31, 2025 and 2024, such employer-paid social taxes were USD 7,814 and USD 8,300, respectively, equivalent to CHF 6,193 and CHF 7,531, respectively.
(g) Mr. Muller retired from the Board of Directors in accordance with our Corporate Governance Guidelines following the completion of his term of service, which concluded at the May 2024 annual general meeting.
(h) In addition to the total compensation presented above, Ms. Øvrum received compensation representing employer-paid Swiss social taxes. In the year ended December 31, 2025 and 2024, such employer-paid social taxes were USD 104,136 and USD 14,100, equivalent to CHF 82,538 and CHF 12,794. Ms. Øvrum departed from the Board of Directors following the completion of her term of service, which concluded at the May 2025 annual general meeting.

EXECUTIVE MANAGEMENT TEAM COMPENSATION

Overview—For the period commencing May 1, 2025, our Executive Management Team consists of the President and Chief Executive Officer, the Executive Vice President and Chief Financial Officer and the Executive Chair of our Board of Directors. For the period through April 30, 2025, our Executive Management Team consisted of the Chief Executive Officer, the President and Chief Operating Officer and the Executive Vice President and Chief Financial Officer.

Total compensation—We paid the members of our Executive Management Team total compensation as follows:

Name and function	Year ended December 31, 2025			Year ended December 31, 2024		
	Total salary and other non share-based compensation	Total share-based compensation	Total compensation	Total salary and other non share-based compensation	Total share-based compensation	Total compensation
Keelan I. Adamson President and Chief Executive Officer since May 1, 2025 and President and Chief Operating Officer until May 1, 2025	USD 3,025,856 CHF 2,398,294	USD 5,771,957 CHF 4,574,853	USD 8,797,813 CHF 6,973,147	USD 1,900,153 CHF 1,724,199	USD 3,365,270 CHF 3,053,646	USD 5,265,423 CHF 4,777,845
R. Thaddeus Vayda Executive Vice President and Chief Financial Officer since May 1, 2024	1,729,329 1,370,667	2,045,544 1,621,299	3,774,873 2,991,966	924,756 839,123	773,329 701,719	1,698,086 1,540,842
Jeremy D. Thigpen Executive Chair of the Board of Directors since May 30, 2025 and Chief Executive Officer until May 1, 2025	3,524,290 2,793,352	3,740,429 2,964,664	7,264,719 5,758,016	3,289,863 2,985,221	7,918,289 7,185,055	11,208,151 10,170,276
Mark L. Mey Executive Vice President and Chief Financial Officer until April 30, 2024	1,634,071 1,295,164	— —	1,634,071 1,295,164	1,857,578 1,685,566	2,672,422 2,424,956	4,530,000 4,110,522
Total (USD)	USD 9,913,546	USD 11,557,930	USD 21,471,476	USD 7,972,350	USD 14,729,310	USD 22,701,660
Total (CHF)	CHF 7,857,477	CHF 9,160,816	CHF 17,018,293	CHF 7,234,109	CHF 13,365,376	CHF 20,599,485

Salary and other non-share-based compensation—We paid members of our Executive Management Team total salary and other non-share-based compensation, before deductions for employee social insurance and pension contributions, as follows:

Name	Year ended December 31, 2025					
	Base salary	Bonus (a)	Additional compensation (b)	Employer's pension contributions	Retirement and social security benefits (c)	Total salary and other non share-based compensation
Keelan I. Adamson	USD 933,333 CHF 739,760	USD 1,820,000 CHF 1,442,532	USD — CHF —	USD 174,133 CHF 138,018	USD 98,390 CHF 77,984	USD 3,025,856 CHF 2,398,294
R. Thaddeus Vayda	625,000 495,375	937,500 743,063	— —	115,370 91,442	51,459 40,787	1,729,329 1,370,667
Jeremy D. Thigpen	383,333 303,830	776,250 615,256	1,801,667 1,428,001	375,303 297,465	187,737 148,800	3,524,290 2,793,352
Mark L. Mey	— —	— —	1,520,000 1,204,752	35,000 27,741	79,071 62,671	1,634,071 1,295,164
Total (USD)	USD 1,941,666	USD 3,533,750	USD 3,321,667	USD 699,806	USD 416,657	USD 9,913,546
Total (CHF)	CHF 1,538,965	CHF 2,800,851	CHF 2,632,753	CHF 554,666	CHF 330,242	CHF 7,857,477

(a) Represents the amount earned in the year ended December 31, 2025, but not paid as of December 31, 2025.
(b) Additional compensation for Mr. Thigpen includes payment made in accordance with the terms of his new employment agreement, effective May 1, 2025. Additional compensation for Mr. Mey includes payment in accordance with the terms of his employment agreement for the notice period through April 30, 2025 and the non-compete period commencing May 1, 2025.
(c) Includes employer-paid social taxes and costs of health benefits, such as medical and dental insurance. Through December 31, 2025, Mr. Adamson and Mr. Vayda had accrued benefits of USD 421,490 and USD 109,118, respectively, equivalent to CHF 334,073 and CHF 86,487, respectively, under the Transocean U.S. Retirement Plan and USD 416,010 and USD 65,986, respectively, equivalent to CHF 329,730 and CHF 52,301, respectively, under the Transocean Ltd. Pension Equalization Plan.

Name	Year ended December 31, 2024					
	Base salary	Bonus (a)	Additional compensation (b)	Employer's pension contributions	Retirement and social security benefits (c)	Total salary and other non share-based compensation
Keelan I. Adamson	800,000 725,920	808,000 733,179	— —	161,600 146,636	130,553 118,464	1,900,153 1,724,199
R. Thaddeus Vayda (d)	416,667 378,083	420,833 381,864	— —	53,521 48,565	33,735 30,611	924,756 839,123
Jeremy D. Thigpen	USD 1,150,000 CHF 1,043,510	USD 1,568,025 CHF 1,422,826	USD — CHF —	USD 273,355 CHF 248,042	USD 298,483 CHF 270,843	USD 3,289,863 CHF 2,985,221
Mark L. Mey	253,333 229,875	255,867 232,173	1,013,333 919,499	191,521 173,785	143,524 130,234	1,857,578 1,685,566
Total (USD)	USD 2,620,000	USD 3,052,725	USD 1,013,333	USD 679,997	USD 606,295	USD 7,972,350
Total (CHF)	CHF 2,377,388	CHF 2,770,042	CHF 919,499	CHF 617,028	CHF 550,152	CHF 7,234,109

(a) Represents the amount earned in the year ended December 31, 2024, but not paid as of December 31, 2024.
(b) Additional compensation for Mr. Mey includes payment in accordance with the terms of his employment agreement for the notice period commencing May 1, 2024.
(c) Includes employer-paid social taxes and costs of health benefits, such as medical and dental insurance. Through December 31, 2024, Messrs. Adamson and Vayda had accrued benefits of USD 404,457 and USD 112,170, respectively, equivalent to CHF 367,004 and CHF 101,783, respectively, under the Transocean U.S. Retirement Plan and USD 367,033 and USD 64,253, respectively, equivalent to CHF 333,046 and CHF 58,303, respectively, under the Transocean Ltd. Pension Equalization Plan.
(d) Amounts are prorated based on Mr. Vayda's appointment to the Executive Management Team, effective May 1, 2024.

Share-based compensation—We granted to the members of our Executive Management Team share-based compensation awards under our long-term incentive plans. As presented below, total share-based compensation represents the grant-date fair value of awards granted to the members of our Executive Management Team and does not represent actual income earned. Any income earned from subsequent vesting of the awards is subject to employer-paid social taxes at the statutory rate prevailing at the time income is earned.

To measure the fair values of granted or modified service-based restricted share units, we use the market price of our shares on the grant date or modification date. To measure fair values of granted or modified performance share units that are subject to performance factors, such as free cash flows, we use the market price of our shares on the grant date or modification date and assume performance at target. To measure the fair values of granted or modified performance share units that are subject to market factors, such as total shareholder return, we use a Monte Carlo simulation model, and we apply assumptions for the expected life, risk-free interest rate, dividend yield, expected volatility using a risk neutral approach and the average price at the performance start date.

In the two years in the period ended December 31, 2025, we granted performance share units to members of our Executive Management Team. Performance share units granted are generally subject to a three-year performance period during which the actual number of units remains uncertain. The number of performance share units presented below represents the targeted number of shares awarded. The actual number of share units earned is determined in the first 60 days following the performance period based on performance thresholds and may range between zero and two shares per performance share unit.

We granted such share-based compensation awards as follows:

	Year ended December 31, 2025							
	Restricted share units			Performance share units			Total share-based compensation	
Name	Fair value		Units (a)	Fair value		Units (a)(b)		
Keelan I. Adamson	USD	2,860,598	980,937	USD	2,911,359	1,040,399	USD	5,771,957
	CHF	2,267,310		CHF	2,307,543		CHF	4,574,853
R. Thaddeus Vayda		1,023,275	281,894		1,022,269	285,574		2,045,544
		811,048			810,251			1,621,299
Jeremy D. Thigpen		1,871,135	515,464		1,869,294	522,193		3,740,429
		1,483,061			1,481,603			2,964,664
Total (USD)	USD	5,755,008	1,778,295	USD	5,802,922	1,848,166	USD	11,557,930
Total (CHF)	CHF	4,561,419		CHF	4,599,397		CHF	9,160,816

(a) We granted restricted share units and performance share units to Messrs. Adamson, Vayda and Thigpen on February 13, 2025 and to Mr. Adamson on May 1, 2025.

(b) The three-year performance period is January 1, 2025 to December 31, 2027 and is based on our free cash flow, as defined, modified by our total shareholder return relative to our performance peer group.

	Year ended December 31, 2024							
	Restricted share units			Performance share units			Total share-based compensation	
Name	Fair value		Units (a)	Fair value		Units (a)(b)		
Jeremy D. Thigpen	USD	3,854,092	736,920	USD	4,064,197	798,467	USD	7,918,289
	CHF	3,497,203		CHF	3,687,852		CHF	7,185,055
Keelan I. Adamson		1,637,989	313,191		1,727,281	339,348		3,365,270
		1,486,311			1,567,335			3,053,646
R. Thaddeus Vayda		393,834	65,639		379,495	70,147		773,329
		357,365			344,354			701,719
Mark L. Mey		1,300,753	248,710		1,371,669	269,483		2,672,422
		1,180,304			1,244,652			2,424,956
Total (USD)	USD	7,186,668	1,364,460	USD	7,542,642	1,477,445	USD	14,729,310
Total (CHF)	CHF	6,521,183		CHF	6,844,193		CHF	13,365,376

(a) We granted restricted share units and performance share units to Messrs. Thigpen, Adamson and Mey on February 8, 2024 and to Mr. Vayda on May 16, 2024.

(b) The three-year performance period is January 1, 2024 to December 31, 2026 and is based on our total shareholder return relative to our performance peer group.

SHARE OWNERSHIP

Shares held by members of our board of directors—The members of our board of directors held shares, including shares held privately, as follows:

Name		December 31, 2025		December 31, 2024	
		Vested shares and unvested share units	Stock options and conversion rights	Vested shares and unvested share units	Stock options and conversion rights
Jeremy D. Thigpen	(a)	5,255,052	1,212,621	9,217,731	1,212,621
Chadwick C. Deaton	(b)	674,901	—	592,548	—
Keelan I. Adamson	(c)	4,150,192	264,856	—	—
Glyn A. Barker		466,609	—	384,256	—
Vanessa C.L. Chang		538,567	—	436,214	—
Frederico F. Curado		463,625	—	381,272	—
Domenic J. Dell'Osso, Jr.		154,152	—	71,799	—
Vincent J. Intrieri		478,865	—	396,512	—
William F. Lacey	(d)	82,353	—	—	—
Samuel J. Merksamer		469,601	—	387,248	—
Frederick W. Mohn		97,000,654	—	91,418,301	—
Margareth Øvrum	(e)	—	—	180,751	—
Total		109,734,571	1,477,477	103,466,632	1,212,621

a) Mr. Thigpen was elected to the position of Executive Chair of the board of directors, effective May 30, 2025.
b) Mr. Deaton was elected to the position of Lead Independent Director of the board of directors, effective May 30, 2025.
c) Mr. Adamson was elected to the board of directors, effective May 30, 2025.
d) Mr. Lacey was elected to the board of directors, effective May 30, 2025.
e) Ms. Øvrum departed from the board of directors, effective May 30, 2025.

Shares held by members of our Executive Management Team—The members of our Executive Management Team held shares, including shares held privately, and conditional rights to receive shares under our share-based compensation plans as follows:

Name	December 31, 2025					December 31, 2024				
	Number of shares held	Number of granted share units vesting in 2026	Number of granted share units vesting in 2027	Number of granted share units vesting in 2028	Total shares and share units	Number of shares held	Number of granted share units vesting in 2025	Number of granted share units vesting in 2026	Number of granted share units vesting in 2027	Total shares and share units
Keelan I. Adamson	1,303,715	838,455	1,471,775	326,979	3,940,924	1,020,952	516,271	511,476	104,397	2,153,096
R. Thaddeus Vayda	235,245	301,051	424,256	93,965	1,054,517	168,406	146,112	207,087	44,717	566,322
Jeremy D. Thigpen	2,136,223	1,409,446	939,654	171,822	4,657,145	5,178,900	1,422,421	1,237,625	245,640	8,084,586
Total	3,675,183	2,548,952	2,835,685	592,766	9,652,586	6,368,258	2,084,804	1,956,188	394,754	10,804,004

The number of granted share units vesting in future years represents the vesting of previously granted service awards and performance awards in the form of share units. Total shares and share units exclude vested but unissued shares for share units granted in 2023 with a performance requirement through 2025, and such shares are expected to be issued in the first quarter of 2026.

Stock options held by members of the Executive Management Team—The members of our Executive Management Team held stock options to purchase our shares, all of which were vested and exercisable for each of the dates presented, as follows:

Name	December 31, 2025	December 31, 2024
Keelan I. Adamson	264,856	264,856
R. Thaddeus Vayda	90,289	90,289
Jeremy D. Thigpen	1,212,621	1,212,621
Total	1,567,766	1,567,766

CREDITS AND LOANS GRANTED TO GOVERNING BODIES

In accordance with Article 29f paragraph 1 of our Articles of Association, which our shareholders adopted at the May 2014 annual general meeting, we did not grant credits or loans to active or former members of our Board of Directors, members of our Executive Management Team or to any other related persons during the two-years in the period ended December 31, 2025. At December 31, 2025 and 2024, we had no outstanding credits or loans to active or former members of our Board of Directors, members of our Executive Management Team or to any other related persons.

COMPENSATION TO FORMER MEMBERS OF OUR BOARD OF DIRECTORS OR EXECUTIVE MANAGEMENT TEAM OR TO RELATED PERSONS

In the years ended December 31, 2025 and 2024, we paid Mr. Mey, former member of our Executive Management Team, USD 1,634,071 and USD 4,530,000, respectively, equivalent to CHF 1,295,164 and CHF 4,110,522, respectively, which included compensation for his services as Chief Financial Officer through April 2024 and, thereafter, under the terms of his employment agreement for the notice period commencing May 2024 through April 2025 and his non-compete period commencing May 2025. These amounts for Mr. Mey are included in the total compensation tables above.

In the year ended December 31, 2025, we paid Ms. Øvrum, former non-employee member of our Board of Directors, USD 50,000, equivalent to CHF 39,630, representing prorated fees prior to completion of her term of service, which concluded at the May 2025 annual general meeting. In addition, Ms. Øvrum received employer-paid Swiss social taxes of USD 104,136, equivalent to CHF 82,538, prior to completion of her term of service. These amounts for Ms. Øvrum are included in the total compensation tables above.

In the year ended December 31, 2024, we paid Mr. Muller, former non-employee member of our Board of Directors, USD 41,250, equivalent to CHF 37,430, representing prorated fees prior to retiring from the Board of Directors in accordance with our Corporate Governance Guidelines following the completion of his term of service, which concluded at the May 2024 annual general meeting. These amounts for Mr. Muller are included in the total compensation tables above.

EXTERNAL MANDATES OF MEMBERS OF OUR BOARD OF DIRECTORS OR EXECUTIVE MANAGEMENT TEAM

As of December 31, 2025 and 2024, in accordance with Article 734e CO, the external mandates held by members of our Board of Directors and members of our Executive Management Team in comparable functions at other companies with an economic purpose within the meaning of Article 626, paragraph 2, cipher 1 CO were as follows:

Member of Board of Directors	Company name		Function	December 31, 2025	December 31, 2024
Jeremy D. Thigpen	Sunnova International Inc.		Member of the board of directors	—	✓
Chadwick C. Deaton	Ariel Corporation		Member of the board of directors	✓	✓
	Piri Technologies		Member of the board of directors	✓	✓
Glyn A. Barker	Irwin Mitchell Holdings Ltd.		Chairman of the board of directors	✓	✓
	Song Capital Partners		Partner	✓	✓
	Various Eateries PLC		Member of the board of directors	✓	✓
	CI Financial Corp.		Member of the board of directors	✓	—
	MC CIF Wealth Management (UK) Ltd.		Member of the board of directors	✓	—
Vanessa C.L. Chang	Capital Group American Funds	(a)	Member of the board of directors	✓	✓
	Global Infrastructure Solutions		Member of the board of directors	✓	✓
	Edison International		Member of the board of directors	—	✓
	Southern California Edison Company		Member of the board of directors	—	✓
Frederico F. Curado	ABB Ltd.		Member of the board of directors	✓	✓
	LATAM Airlines Group S.A.		Member of the board of directors	✓	✓
Domenic J. Dell'Osso, Jr.	AXPC-American Exploration and Production Council		Member of the board of directors	✓	✓
	Expand Energy Corporation, formerly known as Chesapeake Energy Corporation		Director, President and Chief Executive Officer	✓	✓
Vincent J. Intrieri	Hertz Global Holdings, Inc.		Member of the board of directors	✓	✓
	SandRidge Energy, Inc.		Chairman of the board of directors	✓	✓
	VDA Capital Management LLC		Chief Executive Officer	✓	✓
William Lacey	Woodward, Inc.		Executive Vice President and Chief Financial Officer	✓	—
Samuel J. Merksamer	Mubadala Capital		Executive director of the board of directors	✓	✓
	CI Financial Corp.		Member of the board of directors	✓	—
Frederik W. Mohn	Fornebu Sentrum Holding AS	(b)	Chairman of the board of directors	✓	✓
	Fornebu Sentrum Utvikling AS		Chairman of the board of directors	✓	✓
	Perestroika AS	(c)	Chairman of the board of directors	✓	✓
	Viken Crude AS		Member of the board of directors	✓	✓
	EMGS ASA		Chairman of the board of directors	—	✓
Margareth Øvrum	FMC Corporation		Member of the board of directors	—	✓
	Fox Innovation & Technologies, Inc.		Member of the board of directors	—	✓
	Harbour Energy		Member of the board of directors	—	✓
	Technip FMC		Member of the board of directors	—	✓

(a) Ms. Chang serves on the boards of multiple open-end investment funds advised by a wholly owned subsidiary of The Capital Group.
(b) Mr. Mohn serves on the boards of Fornebu Sentrum Holding AS and multiple subsidiaries, including Fornebu Sentrum AS and Fornebu Strandsone AS.
(c) Mr. Mohn serves on the boards of Perestroika AS and multiple subsidiaries.

TRANSOCEAN LTD.

ANNUAL REPORT, INCLUDING
CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2025, 2024, and 2023

TRANSOCEAN LTD. AND SUBSIDIARIES
INDEX TO ANNUAL REPORT
FOR THE YEAR ENDED DECEMBER 31, 2025

FORWARD-LOOKING INFORMATION

The statements included in this annual report regarding future financial performance and results of operations and other statements that are not historical facts are forward-looking statements within the meaning of Section 27A of the United States ("U.S.") Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. Forward-looking statements in this annual report include, but are not limited to, statements about the following subjects:

- the effect of any disputes and actions with respect to production levels by, among or between major oil and gas producing countries and any expectations we may have with respect thereto;
- our results of operations, our cash flow from operations, our revenue efficiency and other performance indicators and optimization of rig-based spending;
- the offshore drilling market, including the effects of variations in commodity prices, supply and demand, utilization rates, dayrates, customer drilling programs, customer strategy, stacking and reactivation of rigs, the impact of changes to regulations in jurisdictions in which we operate and changes in the global economy or market outlook for our industry or the various geographies in which we operate;
- customer drilling contracts, including contract backlog, force majeure provisions, contract awards, commencements, extensions, cancellations, terminations, renegotiations, contract option exercises, contract revenues, early termination fees, indemnity provisions and rig mobilizations;
- the addition of renewable or other energy alternatives to meet local, regional or global demand for energy and efforts by us or our customers, to reduce greenhouse gas emissions or operating intensity thereof;
- liquidity, including availability under our Secured Credit Facility, as defined in this annual report, and adequacy of cash flows for our obligations;
- debt, including interest rates, credit ratings and our evaluation or decisions with respect to any potential liability management transactions or strategic alternatives intended to prudently manage our liquidity, debt maturities and other aspects of our capital structure and any litigation, potential or alleged defaults and discussions with creditors related thereto;
- upgrade, shipyard, reactivations and other capital projects, including the level of expected capital expenditures and the timing and cost of completing capital projects, relinquishment or abandonment, expected downtime and lost revenues;
- the cost and timing of acquisitions and reactivations, and the proceeds and timing of dispositions;
- our expectations regarding the timing, completion and anticipated benefits of the proposed business combination (the "Business Combination") with Valaris Limited, an exempted company limited by shares incorporated under the laws of Bermuda ("Valaris");
- tax matters, including our effective tax rate, uncertain tax positions, changes in tax laws, treaties and regulations, tax assessments, tax incentive programs and liabilities for tax issues in the tax jurisdictions in which we operate or have a taxable presence;
- legal and regulatory matters, including results and effects of current or potential legal proceedings and governmental audits and assessments, outcomes and effects of internal and governmental investigations, customs and environmental matters;
- insurance matters, risk tolerance and risk response, including adequacy and solvency of insurance, renewal of insurance, insurance proceeds and cash investments of our wholly owned captive insurance company;
- effects of accounting changes and adoption of accounting policies; and
- investment in recruitment, retention and personnel development initiatives, the timing of, and other matters concerning, severance payments, benefit payments and maintaining agreements with labor unions.

Forward-looking statements in this annual report are identifiable by use of the following words and other similar expressions:

anticipates	budgets	estimates	forecasts	may	plans	projects	should
believes	could	expects	intends	might	predicts	scheduled	

Such statements are subject to numerous risks, uncertainties and assumptions, including, but not limited to:

- those described under "Item 1A. Risk Factors" in this annual report;
- the effects of actions by, or disputes among or between, members of the Organization of the Petroleum Exporting Countries and other oil and natural gas producing countries with respect to production levels or other matters related to the prices of oil and natural gas;
- the adequacy of and access to our sources of liquidity;
- our inability to renew drilling contracts at comparable, or improved, dayrates and to obtain drilling contracts for our rigs that do not have contracts;
- our operational performance;
- the cancellation of drilling contracts currently included in our reported contract backlog;
- losses on impairment of long-lived assets;
- shipyard and other delays;
- the results of meetings of our shareholders;
- changes in political, social and economic conditions, including the effects of political and military disputes;
- the possibility of changes in tax, environmental, trade, immigration and other laws, regulations and policies, including the imposition of tariffs, economic or trade sanctions or other trade barriers and actions of government that impact, whether directly or indirectly, oil and gas operations;
- the effect and results of litigation, regulatory matters, settlements, audits, assessments and contingencies;
- the availability of borrowings under our Secured Credit Facility, as defined below, as well as the timing of any amendments thereto; and
- other factors discussed in this annual report and in our filings with the U.S. Securities and Exchange Commission ("SEC"), which are available free of charge on the SEC website at *www.sec.gov*.

The foregoing risks and uncertainties are beyond our ability to control, and in many cases, we cannot predict the risks and uncertainties that could cause our actual results to differ materially from those indicated by the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated. All subsequent written and oral forward-looking statements attributable to us or to persons acting on our behalf are expressly qualified in their entirety by reference to these risks and uncertainties. You should not place undue reliance on forward-looking statements, each of which speaks only as of the date of the particular statement. We expressly disclaim any obligations or undertaking to release publicly any updates or revisions to any forward-looking statement to reflect any change in our expectations or beliefs with regard to the statement or any change in events, conditions or circumstances on which any forward-looking statement is based, except as required by law.

ITEM 1. BUSINESS

OVERVIEW

Transocean Ltd. (together with its subsidiaries and predecessors, unless the context requires otherwise, "Transocean," the "Company," "we," "us" or "our") is a leading international provider of offshore contract drilling services for oil and gas wells. As of February 17, 2026, we owned or had partial ownership interests in and operated 27 mobile offshore drilling units, consisting of 20 ultra-deepwater drillships and seven harsh environment semisubmersibles.

We provide, as our primary business, contract drilling services in a single operating segment, which involves contracting our mobile offshore drilling rigs, related equipment and work crews to drill oil and gas wells. We specialize in technically demanding regions of the global offshore drilling business with a particular focus on ultra-deepwater and harsh environment drilling services. Our drilling fleet is one of the most versatile fleets in the world, consisting of drillships and semisubmersible floaters used in support of offshore drilling activities and offshore support services on a worldwide basis.

Transocean Ltd. is a Swiss corporation with its registered office in Steinhausen, Canton of Zug, and with principal executive offices located at Turmstrasse 30, 6312 Steinhausen, Switzerland. Our telephone number at that address is +41 41 749-0500. Our shares are listed on the New York Stock Exchange under the ticker symbol "RIG."

On February 9, 2026, we and Valaris entered into a Business Combination Agreement (the "Agreement") providing for the Business Combination. Pursuant to the Agreement, and on the terms and subject to the conditions thereof, we will acquire all of the issued and outstanding common shares, par value $0.01 each, of Valaris (the "Valaris Shares") in exchange for Transocean Ltd. shares, par value $0.10 each, at an exchange ratio of 15.235 Transocean Ltd. shares for each Valaris Share.

For information about the revenues, operating income, assets and other information related to our business, our agreement to acquire of Valaris, and the geographic areas in which we operate, see "Part II. Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Part II. Item 8. Financial Statements and Supplementary Data—Notes to Consolidated Financial Statements—Note 1—Business, Note 5—Revenues and Note 6—Long-Lived Assets."

DRILLING FLEET

Overview—We provide contract drilling services using our fleet of mobile offshore drilling units, including both drillships and semisubmersibles, broadly referred to as floaters. Floaters are designed to operate in locations away from port for extended periods of time and have living quarters for the crews, a helicopter landing deck and storage space for drill pipe, riser and drilling supplies. Our drilling units and related equipment are suitable for both exploration and development, and we engage in both types of activities.

Our fleet of floaters consists of ultra-deepwater drillships and harsh environment semisubmersibles that are designed with high-specification capabilities to operate in the technically demanding regions of the global offshore drilling business. Ultra-deepwater floaters are equipped with high-pressure mud pumps and are capable of drilling in water depths of 4,500 feet or greater. Harsh environment floaters are capable of drilling in harsh environments in water depths between 1,500 and 10,000 feet and typically have greater displacement than other semisubmersibles, which offers larger variable load capacity, more useable deck space and better motion characteristics.

Drillship features—Drillships are floating vessels that are shaped like conventional ships, generally self-propelled and considered to be the most mobile of the major rig types. Drillships typically have greater deck load and storage capacity than semisubmersible rigs, which provides logistical and resupply efficiency benefits for customers. Drillships are generally better suited to operations in calmer sea conditions and typically do not operate in areas considered to be harsh environments. All of our high-specification drillships are equipped with dynamic positioning thruster systems, which allows them to maintain position without anchors through the use of onboard propulsion and station-keeping systems. We have two drillships that are equipped with an industry-leading, 1,700 short ton hoisting capacity. We have 18 drillships that are equipped with dual-activity technology that employs structures, equipment and techniques using two drilling stations within a dual derrick to allow these drillships to perform simultaneous drilling tasks in a parallel, rather than a sequential manner, which reduces critical path activity and improves efficiency in both exploration and development drilling.

Semisubmersible features—Semisubmersibles are floating vessels that can be partially submerged by means of a water ballast system such that the lower column sections and pontoons are below the water surface during drilling operations. Semisubmersibles are known for stability, making them well suited for operating in rough sea conditions. Semisubmersible floaters are capable of maintaining their position over a well either through dynamic positioning or the use of mooring systems. Although most semisubmersibles are relocated with the assistance of tugs, some units are self-propelled and move between locations under their own power when afloat on pontoons. All of our semisubmersibles have mooring capability and are equipped for year-round operations in harsh environments, such as those of the Norwegian continental shelf and sub-Arctic waters. Two of our seven semisubmersibles are custom-designed, high-capacity drilling rigs, equipped with dual-activity technology.

Fleet status—Depending on market conditions, we may idle or stack our non-contracted rigs. An *idle* rig is between drilling contracts, readily available for operations, and operating costs are typically at or near normal operating levels. A *stacked* rig typically has reduced operating and maintenance costs, is staffed by a reduced crew or has no crew and is (a) preparing for an extended period of inactivity, (b) expected to continue to be inactive for an extended period or (c) completing a period of extended inactivity. Stacked rigs will continue to incur operating costs at or above normal operating levels for approximately 30 days following initiation of stacking. Some idle rigs and all stacked rigs require additional costs to return to service. The actual cost to return to service, which in many instances could be significant and could fluctuate over time, depends upon various factors, including the availability and cost of shipyard facilities, the cost of equipment and materials, the extent of repairs, maintenance and commercial upgrades that may ultimately be required, the length of time a rig has spent in stacking mode and the time and cost of assembling and training crew. We consider these factors, together with market conditions, length of contract, dayrate and other contract terms, when deciding whether to return a stacked rig to service. We may not return some stacked rigs to work for drilling services.

Drilling units—The following table, presented as of February 19, 2026, provides certain specifications for our rigs, excluding rigs classified as held for sale. Unless otherwise noted, the stated location of each rig indicates either the current drilling location, if the rig is operating, or the next operating location, if the rig is in shipyard with a follow-on contract. The dates provided represent the year placed into service, and, if applicable, the year of the most recent upgrade. As of February 19, 2026, we owned all the drilling rigs in our fleet noted in the tables below, except for the ultra-deepwater drillship *Petrobras 10000*, which is subject to a finance lease through August 2029.

Rig category and name	Year entered service / upgraded	Hook load capacity (short tons)	Water depth capacity (in feet)	Drilling depth capacity (in feet)	Specifications	Contracted location or standby status
Ultra-deepwater drillships (20)						
Deepwater Titan	2023	1,700	12,000	40,000	(a) (b) (c)	U.S. Gulf
Deepwater Atlas	2022	1,700	12,000	40,000	(a) (b) (d)	U.S. Gulf
Deepwater Aquila	2024	1,400	12,000	40,000	(a) (b) (e) (f)	Brazil
Deepwater Poseidon	2018	1,400	12,000	40,000	(a) (b) (f) (g) (h)	U.S. Gulf
Deepwater Pontus	2017	1,400	12,000	40,000	(a) (b) (g) (h)	U.S. Gulf
Deepwater Conqueror	2016	1,400	12,000	40,000	(a) (b) (f) (g) (h)	U.S. Gulf
Deepwater Proteus	2016	1,400	12,000	40,000	(a) (b) (g) (h)	U.S. Gulf
Deepwater Thalassa	2016	1,400	12,000	40,000	(a) (b) (g) (h)	Mexico
Deepwater Asgard	2014	1,400	12,000	40,000	(a) (b) (g)	U.S. Gulf
Deepwater Invictus	2014	1,400	12,000	40,000	(a) (b) (f) (g)	U.S. Gulf
Ocean Rig Apollo	2015	1,250	12,000	40,000	(a) (b)	Stacked
Ocean Rig Athena	2014	1,250	12,000	40,000	(a) (b)	Stacked
Deepwater Skyros	2013	1,250	12,000	40,000	(a) (b)	Ivory Coast
Ocean Rig Mylos	2013	1,250	12,000	40,000	(a) (b) (g)	Stacked
Deepwater Corcovado	2011	1,000	10,000	35,000	(a) (b)	Brazil
Deepwater Mykonos	2011	1,000	10,000	35,000	(a) (b)	Brazil
Deepwater Orion	2011	1,000	10,000	35,000	(a) (b)	Brazil
Dhirubhai Deepwater KG2	2010	1,000	12,000	35,000	(a)	Brazil
Petrobras 10000	2009	1,000	12,000	37,500	(a) (b)	Brazil
Dhirubhai Deepwater KG1	2009	1,000	12,000	35,000	(a)	India
Harsh environment semisubmersibles (7)						
Transocean Norge	2019	1,000	10,000	40,000	(a) (f) (i)	Norwegian N. Sea
Transocean Spitsbergen	2010	1,000	10,000	30,000	(a) (b) (i)	Norwegian N. Sea
Transocean Barents	2009	1,000	10,000	30,000	(a) (b) (i)	Romania
Transocean Enabler	2016	750	1,640	28,000	(a) (f) (i)	Norwegian N. Sea
Transocean Encourage	2016	750	1,640	28,000	(a) (f) (i)	Norwegian N. Sea
Transocean Endurance	2015	750	1,640	28,000	(a) (f) (i)	Australia
Transocean Equinox	2015	750	1,640	28,000	(a) (f) (i)	Australia

(a)   Dynamically positioned.
(b)   Dual activity.
(c)   Two 20,000 psi blowout preventers.
(d)   One 15,000 psi blowout preventer and one 20,000 psi blowout preventer.
(e)   One 15,000 psi blowout preventer and designed to accommodate a future 20,000 psi blowout preventer.
(f)   Automated drilling control.
(g)   Two 15,000 psi blowout preventers.
(h)   Designed to accommodate a future upgrade to 20,000 psi blowout preventer(s).
(i)   Moored.

TECHNOLOGY

Overview—Celebrating 100 years of drilling, we have a long history of technological innovation, including the first dynamically positioned drillship, the first semisubmersible rig to drill year-round in the North Sea, the first 10,000-ft. water depth rated ultra-deepwater drillship, the first dual-activity drillship and the first eighth-generation drillships with 1,700-ton hoisting systems and 20,000-psi well-control systems. Additionally, we have achieved numerous water depth world records over the past several decades. We develop, invest in and deploy industry-leading technology to differentiate our service offerings in the pursuit of delivering ever-improving operational integrity with safer, more efficient and environmentally responsible drilling services for our customers.

Although we do not currently use artificial intelligence ("AI") in our offshore drilling operations, we have introduced AI tools to streamline certain high-volume office and administrative tasks and are exploring use cases to further improve productivity. We have established an AI Governance Committee, which includes internal senior leaders and technical experts, that oversees our tool selection, security protocols, training and overall usage. See "Item 1A. Risk Factors—Risks related to laws, regulations and government compliance—We are subject to cybersecurity risks and threats as well as risks related to the use of artificial intelligence and the regulation of data privacy and security."

We believe our efforts to continuously improve, and effectively use, innovative technologies to meet or exceed our customers' requirements is critical to maintaining our competitive position within the contract drilling services industry by ensuring the safety of our crews, drilling more efficient wells, building greater resilience into our critical operating systems and reducing fuel consumption and emissions. Some examples of technology deployed in our fleet include the following:

Drilling equipment and well control—Our entire fleet is dynamically positioned. We have eighteen drillships and two harsh environment semisubmersibles that are equipped with dual-activity technology, which allows our rigs to perform simultaneous drilling tasks in a parallel rather than sequential manner, reducing well construction critical path activities and, thereby, improving efficiency in both exploration and development drilling. Two of our drillships are equipped with 1,700 short ton hoisting capacity and 20,000 psi blowout preventers. Ten drillships in our fleet are outfitted with dual blowout preventers and triple liquid mud systems. Six drillships in our fleet are designed to accept 20,000 psi blowout preventers in the future. In 2021, we deployed the industry's first kinetic blowout stopper, a step-changing technology for well control that delivers unrivaled shearing capability, and we have deployed this technology on two of our floaters. Since 2024, we installed the rotary multi-tool pipe cleaner and wellbore protector on three floaters with one additional system in progress.

Automated drilling control and robotics—We utilize available technology and employ data-driven methods, augmented by the size of our fleet, to expand our knowledge framework for sustainable process optimization. Our automated fleet includes four ultra-deepwater drillships and five harsh environment semisubmersibles that are equipped with an automated drilling control system, and we have two more installations in progress. Additionally, since 2022, we have three ultra-deepwater drillships that are equipped with an offshore robotics riser system that handles riser joint bolting without human intervention, and we have one more installation in progress.

Automated safety and monitoring tools—We employ the patented HaloGuard℠ system on ten of our drilling units, which is designed to alarm, notify and, if required, halt equipment to avoid injury to personnel who move into danger zones. We use our smart equipment analytics tool to deliver real-time data feeds from equipment across our fleet to monitor equipment health, inferred emissions and energy consumption while identifying performance trends that allow us to systematically optimize equipment maintenance and achieve higher levels of reliability, operational efficiency and sustainability.

DRILLING CONTRACTS

Overview—Our drilling services contracts are individually negotiated and vary in their terms and conditions. We obtain most of our drilling contracts through bidding processes in competition against other drilling services contractors and through direct negotiations with operators. Drilling contracts generally provide for payment on a dayrate basis, typically with higher rates for periods when drilling operations are optimized or as incentives to complete drilling operations on or ahead of an agreed schedule and, conversely, lower or zero rates for periods when the drilling unit is not mobilized or when drilling operations are interrupted or restricted, whether due to equipment breakdowns, adverse environmental conditions, regulatory approvals or otherwise, which in limited cases may include lower rates for periods when drilling operations are necessary to extend beyond an agreed schedule. A dayrate drilling contract generally extends over a period of time either covering the drilling of a single well or group of wells or covering a stated term. At December 31, 2025, our contract backlog was $6.29 billion, representing a decrease of 28 percent and a decrease of 32 percent, compared to our contract backlog of $8.74 billion and $9.25 billion at December 31, 2024 and 2023, respectively. See "Part II. Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Performance and Other Key Indicators."

Certain of our drilling contracts may be cancelable for the convenience of the customer, typically with payment of an early termination fee. Such payments, however, may not fully compensate us for the loss of the contract. Drilling contracts also customarily provide for either automatic termination or termination at the option of the customer, typically without payment of any termination fee, under various circumstances such as non-performance, in the event of extended downtime or impaired performance due to equipment or operational issues or extended downtime due to force majeure events. Many of these events are beyond our control. The contract term in some instances may be extended by the customer exercising options for the drilling of additional wells or for additional periods of time. Our contracts also typically include a provision that allows the customer to extend the contract to finish drilling a well-in-progress. During periods of depressed market conditions, our customers may seek to renegotiate drilling contracts or options to reduce the term of their obligations or the average dayrate through term extensions or may seek to early terminate or repudiate their contracts. Suspension of drilling contracts will result in the reduction in or loss of dayrate for the period of the suspension. If customers cancel some of our contracts and we are unable to secure new contracts on a timely basis and on substantially similar or more favorable terms, if some of our contracts are suspended for an extended period of time or if a number of our contracts are renegotiated on less favorable terms, our consolidated financial position, results of operations or cash flows may be adversely affected. See "Item 1A. Risk Factors—Risks related to our business—Our drilling contracts may be terminated due to a number of events, and, during depressed market conditions, our customers may seek to repudiate or renegotiate their contracts."

Contractual indemnity—Under dayrate drilling contracts, consistent with standard industry practice, our customers, as the operators, generally assume, and grant indemnity for, subsurface and well control risks, and their consequential damages. Under all of our current drilling contracts, our customers indemnify us for pollution damages in connection with reservoir fluids stemming from operations under the contract, and we indemnify our customers for pollution that originates above the surface of the water from the rig for substances in our control, such as diesel used or other fluids stored onboard the rig. Also, our customers indemnify us for consequential damages they incur, damage to the well or reservoir, loss of subsurface oil and gas and costs to bring the well under control. However, because our drilling contracts are individually negotiated, the degree of indemnification we receive from our customers for such risks and related costs may vary from contract to contract based on market conditions, customer requirements existing when the contract was negotiated or other factors. In some instances, we have contractually agreed upon certain limits to our indemnification rights and can be responsible for certain damages up to a specified maximum dollar amount. The nature of our liability and the prevailing market conditions, among other factors, can influence such contractual terms. Notwithstanding a contractual indemnity from a customer, there can be no assurance that our customers will be financially able to indemnify us or will otherwise honor their contractual indemnity obligations.

The interpretation and enforceability of a contractual indemnity depends upon the specific facts and circumstances involved, as governed by applicable laws, and may ultimately need to be decided by a court or other proceeding, which would need to consider the specific contract language, the facts and applicable laws. Applicable laws often consider contractual indemnity for criminal fines and penalties to be against public policy. Many courts also restrict indemnification for criminal fines and penalties. The inability or other failure of our customers to fulfill their indemnification obligations, or the unenforceability of all of our contractual protections could have a material adverse effect on our financial position, results of operations or cash flows. See "Item 1A. Risk Factors—Risks related to our business—Our business involves numerous operating hazards, and our insurance and indemnities from our customers may not be adequate to cover potential losses from our operations."

MARKET

Our operations are geographically dispersed in oil and gas exploration and development areas throughout the world. We operate in a single, global offshore drilling market, as our drilling rigs are mobile floating vessels and can be moved according to prevailing market conditions. We may mobilize our drilling rigs between regions for a variety of reasons, including to respond to customer contracting requirements or to capture observed market demand. Consequently, we cannot predict the future percentage of our revenues that will be derived from particular geographic areas. As of February 19, 2026, the drilling units in our fleet, including stacked and idle rigs, were located in the U.S. Gulf of America (eight units), Brazil (six units), the Norwegian North Sea (four units), Greece (three units), Australia (two units), India (one unit), Ivory Coast (one unit), Mexico (one unit) and Romania (one unit).

We categorize the market sectors in which we operate as follows: (1) ultra-deepwater and deepwater, (2) harsh environment and (3) midwater. We typically employ our ultra-deepwater floaters to service the ultra-deepwater and deepwater sector, and we employ our harsh environment floaters to service all three sectors. We generally view the ultra-deepwater and deepwater market sector as water depths beginning at 4,500 feet and extending to the maximum water depths in which rigs are capable of drilling, which is currently up to 12,000 feet. The midwater market sector includes water depths from approximately 300 feet to approximately 4,500 feet. The harsh environment market sector includes regions that are more challenged by lower temperatures, harsher weather conditions and water currents.

The market for offshore drilling rigs and related services reflects our customers' demand for equipment for drilling exploration, appraisal and development wells and for performing maintenance on existing production wells. Activity levels of energy companies, including integrated energy companies, independent energy companies and, to a lesser extent, national energy companies are largely driven by the worldwide demand for energy, including crude oil and natural gas. Worldwide energy supply and demand drives oil and natural gas prices, which, in turn, impact energy companies' ability to fund investments in exploration, development and production activities.

See **"**Part II. Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Outlook."

HUMAN CAPITAL RESOURCES

Workforce—As of December 31, 2025, we had a global workforce of approximately 5,600 individuals, including approximately 380 contractors, representing 67 nationalities. At December 31, 2025, our global workforce was geographically distributed in 20 countries across six continents as follows: 38 percent in North America, 26 percent in South America, 23 percent in Europe, six percent in Australia, four percent in Africa, and three percent in Asia.

Corporate culture—Our FIRST Shared Values serve as the foundation for our corporate culture and guide us to act ethically and responsibly as we strive to deliver value and to maintain a safe and respectful work environment for our people. We maintain a Code of Integrity and a Human Rights Policy Statement that apply to all board members, executives, employees and business partners, including contractors, suppliers, vendors, investees and joint venture partners. We demonstrate respect of human rights by aiming to maintain a healthy and safe work environment, observe fair employment practices and provide competitive employment terms. Practices such as modern slavery, child labor, forced or indentured servitude, and other human rights abuses are strictly prohibited.

Labor rights—We respect the labor rights of all individuals in our workforce, including the right to collective bargaining. As of December 31, 2025, approximately 45 percent of our total workforce, working primarily in Brazil and Norway, is represented by, and some of our contracted labor work is subject to, collective bargaining agreements, substantially all of which are subject to annual salary negotiations. Negotiations for annual salary or other labor matters could result in higher personnel or other costs or increased operational restrictions or disruptions. The outcome of any such negotiation generally affects the market for all offshore employees, not only union members. A failure to reach an agreement on certain key issues could result in strikes, lockouts or other work stoppages.

Attraction, development and retention—We aim to strategically cultivate a best-in-class workforce to offer the innovation, local knowledge and experience required of the world's premier offshore drilling contractor. We seek to maintain a competitive advantage while benefitting local communities by offering regionally competitive compensation and benefits packages tailored to our workforce demographics, a technically challenging work environment, global opportunities, and rotational development programs. We design our wellness and benefits strategy under four pillars consisting of physical well-being, financial well-being, emotional well-being and social well-being, including a globally available employee assistance program. We continually assess and adapt offerings and policies to provide a modern work environment based on evolving social and technological practices, which is essential to attract and retain top talent. Our focus on the quality of our workforce is designed to maximize the quality of work performance and ultimately, the value we deliver to our customers and investors.

Training—We invest in our workers by providing them with the transferrable skill sets essential to advancing their professional development. To optimize the competitive position of our business, we maintain a rigorous competency-based training program. We maintain an internal training board that regularly updates our training matrix to meet or exceed industry standards, and it oversees our competency assurance management system, which is accredited by the Offshore Petroleum Industry Training Organization. We provide various offshore training formats designed to encompass all learning styles through on-the-job, e-learning, customer-specific training, certifications, and leadership and licensing programs. Distinguishing us from many of our competitors, we also offer unique simulation-based education augmented by digital twin modeling, enabling our workforce to visualize equipment performance and target efficiencies more accurately. We articulate to our workforce the certifications, skills and competencies needed for each role, and workers are required to successfully complete the relevant training and attain necessary certifications prior to taking on new roles.

Safety—Our safety vision is to conduct our operations in an incident-free workplace, all the time, everywhere. We prioritize the protection of everyone aboard our rigs and in our facilities, the environment and our property at all work locations and during all operations. We require compliance with local regulations, and our operations are governed by a comprehensive set of internal requirements. Regular competency and effectiveness assessments help to ensure that our highly trained crews are equipped to protect operational integrity with the process-driven management of hazards to prevent and mitigate major accidents. We measure safety performance in terms of widely accepted ratios with the use of industry standards, including (a) the total recordable incident rate ("TRIR"), which represents the number of recordable work-related injuries or illnesses for every 200,000 hours worked, and (b) the lost time incident rate ("LTIR"), which measures the number of incidents that result in lost time due to work-related injuries or illnesses for every 200,000 hours worked. In the year ended December 31, 2025, our TRIR was 0.19 and our LTIR was 0.00, the calculations for which were based on 11.5 million labor hours.

EXECUTIVE LEADERSHIP

The following information, presented as of February 17, 2026, introduces our executive officers, each of which is also an officer for purposes of Section 16 under the Securities and Exchange Act of 1934. The executive officers are appointed by and serve at the discretion of our board of directors. None of our executive officers has any family relationship with any director or other executive officer.

Officer		Office	Age as of February 17, 2026
Keelan Adamson	★	President and Chief Executive Officer	56
R. Thaddeus Vayda	★	Executive Vice President and Chief Financial Officer	63
Jeremy D. Thigpen	★	Executive Chair	51
Brady K. Long		Executive Vice President and Chief Legal Officer	53
Roderick J. Mackenzie		Executive Vice President and Chief Commercial Officer	50
Jason Pack		Senior Vice President and Chief Accounting Officer	51

★   Member of our executive management team for purposes of Swiss law.

Keelan Adamson is President and Chief Executive Officer of the Company. Before being named to his current position in May 2025, Mr. Adamson served as President and Chief Operating Officer of the Company from February 2022 to May 2025. Mr. Adamson served as Executive Vice President and Chief Operations Officer from August 2018 to February 2022, as Senior Vice President, Operations from October 2017 to July 2018 and as Senior Vice President, Operations Integrity and HSE, from June 2015 to October 2017. Since 2010, Mr. Adamson served in multiple executive positions with responsibilities spanning Engineering and Technical Services, Major Capital Projects, Human Resources, and more recently, Operations Integrity and HSE. Mr. Adamson started his career as a drilling engineer with BP Exploration in 1991 and joined Transocean in July 1995. In addition to several management assignments in the United Kingdom (the "U.K."), Asia, and Africa, he also held leadership roles in Sales and Marketing, Well Construction and Technology, and as Managing Director for operations in North America, Canada and Trinidad. Mr. Adamson earned a bachelor's degree in Aeronautical Engineering from The Queens University of Belfast in 1991 and completed the Advanced Management program at Harvard Business School in 2016.

R. Thaddeus Vayda is Executive Vice President and Chief Financial Officer of the Company. Before being named to his current position in May 2024, Mr. Vayda served as Senior Vice President of Corporate Finance and Treasurer from February 2023 to April 2024; as Vice President, Investor Relations, and Treasurer from August 2015 to February 2023, as Vice President, Corporate Finance and Treasurer from July 2014 to August 2015; as Vice President, Investor Relations and Communications from March 2012 to June 2014 and as Vice President, Investor Relations from July 2011 to February 2012. Mr. Vayda initially joined Transocean in August 1995, working with the Company until April 2000 in positions that included Director of Corporate Planning and Operational Division Engineer. Between May 2000 and June 2011, Mr. Vayda worked primarily in energy-related equity capital markets roles. Earlier in his career, Mr. Vayda held various leadership positions at Northwest Airlines. Mr. Vayda started his professional career with Booz Allen Hamilton, Management Consultants. He earned a Master of Business Administration degree from the Fuqua School of Business at Duke University, Durham, North Carolina in May 1992, and a Bachelor of Science degree in Engineering from the Catholic University of America at Washington, D.C. in May 1985.

Jeremy D. Thigpen is Executive Chair of the Company's board of directors. Before being named to his current position in May 2025, Mr. Thigpen served as Chief Executive Officer and a member of the Company's board of directors from April 2015 to May 2025. Mr. Thigpen served as Senior Vice President and Chief Financial Officer at NOV Inc. from December 2012 to April 2015. At NOV Inc., Mr. Thigpen also served as President, Downhole and Pumping Solutions from August 2007 to December 2012, as President of the Downhole Tools Group from May 2003 to August 2007 and as manager of the Downhole Tools Group from April 2002 to May 2003. From 2000 to 2002, Mr. Thigpen served as the Director of Business Development and Special Assistant to the Chairman for NOV Inc. Mr. Thigpen earned a Bachelor of Arts degree in Economics and Managerial Studies from Rice University in 1997, and he completed the Program for Management Development at Harvard Business School in 2001.

Brady K. Long is Executive Vice President and Chief Legal Officer of the Company. Before being named to his current position in March 2018, Mr. Long served as Senior Vice President and General Counsel from November 2015 to March 2018. From 2011 to November 2015, when Mr. Long joined the Company, he served as Vice President–General Counsel and Secretary of Ensco plc, which acquired Pride International, Inc. where he had served as Vice President, General Counsel and Secretary since August 2009. Mr. Long joined Pride International, Inc. in June 2005 as Assistant General Counsel and served as Chief Compliance Officer from June 2006 to February 2009. He was director of Transocean Partners LLC from May 2016 until December 2016. Mr. Long previously practiced corporate and securities law with the law firm of Bracewell LLP. Mr. Long earned a Bachelor of Arts degree from Brigham Young University in 1996, a Juris Doctorate degree from the University of Texas School of Law in 1999 and an Executive LLM in Taxation from New York University in 2019.

Roderick J. Mackenzie is Executive Vice President and Chief Commercial Officer of the Company. Before being named to his current position in February 2022, Mr. Mackenzie served as Senior Vice President, Marketing, Innovation and Industry Relations from August 2018 to February 2022; Vice President, Marketing and Contracts from February 2017 to August 2018; Managing Director, Business Development and Strategic Accounts from February 2016 to February 2017; and as a Marketing Director in the U.S., France, and Dubai from March 2012 to February 2016. In addition, Mr. Mackenzie has previously served in various operational and project roles around the globe, starting his career at the Company as a rig-based engineer in 1997. Mr. Mackenzie currently serves as Chair for the International Association of Drilling Contractors. Mr. Mackenzie earned a bachelor's degree in Civil Engineering with Environmental Studies from the University of Strathclyde in 1997, and completed the Advanced Management Program at Harvard Business School in 2016.

Jason Pack is Senior Vice President and Chief Accounting Officer of the Company. Before being named to his current position in August 2024, he served as Chief Audit Executive from August 2018 to July 2024. Mr. Pack previously served as Vice President, Internal Audit at NOV Inc., where he spent 16 years. At NOV Inc., Mr. Pack held several roles, including Vice President, Finance Drilling and Intervention; Vice President, Finance Africa and Global Controller, Downhole. Prior to its acquisition by NOV Inc. in 2006, Mr. Pack served as Senior Controller of NQL Drilling Tools Inc. Mr. Pack has served as Director and Chairman of the Audit Committee for two publicly listed exploration and production companies: Kallisto Energy Corp. from November 2006 to June 2013 and Shelton Canada Corp from March 2007 to December 2009. Mr. Pack started his career at Deloitte and Touche in Edmonton, Alberta, Canada, where he worked as a staff auditor for three years. Mr. Pack is a certified public accountant and earned a Bachelor of Management degree in Accounting and a Bachelor of Science degree in Biology, Chemistry and Math from the University of Lethbridge.

ENVIRONMENTAL RESPONSIBILITY

We strive to deliver services in a manner that minimizes the impact of our business on the environment. We continuously monitor our operations and seek innovative ways to enhance our ability to meet our objectives. We maintain a global Environmental Management System ("EMS") standard that applies to all our rigs, offices and facilities. The EMS provides a framework to consistently manage our worldwide operations in an environmentally responsible manner and monitor our performance. Within this framework, we regularly assess the environmental impact of operations, focusing on the reduction of greenhouse gas emissions, operational discharges, water use and waste. In addition, our EMS is ISO 14001 certified for the management of the operation of drilling services to the global offshore oil and gas industry.

JOINT VENTURE, AGENCY AND SPONSORSHIP RELATIONSHIPS AND OTHER INVESTMENTS

In some areas of the world, local customs and practice or governmental requirements necessitate the formation of joint ventures with local participation since local laws or customs in those areas effectively mandate the establishment of a relationship with a local agent or sponsor. When appropriate in these areas, we may enter into agency or sponsorship agreements. We also invest in certain companies for operational and strategic purposes. Some of these companies or joint ventures in which we invest are involved in (a) businesses developed to support renewable or other energy alternatives or (b) research and development of technology to improve efficiency, reliability, sustainability and safety of our drilling and other activities. We may or may not control these partially owned companies. At December 31, 2025, we held partial ownership interests in companies organized in Belgium, the Cayman Islands, the U.K., Norway and other countries. At December 31, 2025, among other equity investments, we held noncontrolling equity ownership interests in Global Sea Mineral Resources NV, an unconsolidated Belgian company and leading developer of nodule collection technology, which is engaged in the development and exploration of deep-sea polymetallic nodules that contain metals critical to the growing renewable energy market.

GOVERNMENTAL REGULATIONS

Our operations are subject to a variety of international, national, regional, state and local government regulations, including environmental regulations. We monitor our compliance with such government regulations in each country of operation and, notwithstanding increases in governmental regulations, particularly general environmental regulations, we have made and will continue to make the required expenditures to comply with current and future government requirements. To date, we have not incurred material costs to comply with such governmental regulations, and we do not expect to make any material capital expenditures to support our continued compliance in the year ending December 31, 2026, or any other period contemplated at this time. We do not believe that our compliance with such requirements will have a material adverse effect on our competitive position, consolidated results of operations or cash flows. We incorporate by reference herein the disclosures on government regulations, including environmental regulations, contained in the following sections of this annual report:

- "Item 1A. Risk Factors—Risks related to our laws, regulations and governmental compliance;"
- "Item 3. Legal Proceedings;"
- "Part II. Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Other Matters;"
- "Part II. Item 8. Financial Statements and Supplementary Data—Notes to Consolidated Financial Statements—Note 10—Income Taxes;" and
- "Part II. Item 8. Financial Statements and Supplementary Data—Notes to Consolidated Financial Statements—Note 12—Commitments and Contingencies."

AVAILABLE INFORMATION

Our website address is *www.deepwater.com.* Information contained on or accessible from our website is not incorporated by reference into this annual report and should not be considered a part of this report or any other filing that we make with the SEC. Furthermore, references to our website URLs are intended to be inactive textual references only. We make available on this website free of charge, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports as soon as reasonably practicable after we electronically file those materials with, or furnish those materials to, the SEC. You may also find on our website information related to our corporate governance, board committees and company code of business conduct and ethics. The SEC also maintains a website, *www.sec.gov*, which contains reports, proxy statements and other information regarding SEC registrants, including us. We intend to satisfy the requirement under Item 5.05 of Form 8-K to disclose any amendments to our Code of Integrity and any waiver from any provision of our Code of Integrity by posting such information in the Governance page on our website at *www.deepwater.com*.

ITEM 1A. RISK FACTORS

RISKS RELATED TO OUR BUSINESS

OUR BUSINESS DEPENDS ON THE LEVEL OF ACTIVITY IN THE OFFSHORE OIL AND GAS INDUSTRY, WHICH IS SIGNIFICANTLY AFFECTED BY VOLATILE OIL AND GAS PRICES AND OTHER FACTORS.

Our business, and demand for our services, depends on oil and gas exploration, development and production in offshore areas where we are capable of operating. Our customers' expenditure levels for these activities are directly affected by trends in the price of oil and, to a lesser extent, natural gas. Oil and gas prices are extremely volatile and are affected by many factors, including the following:

- worldwide demand for oil and gas, including economic activity in the U.S., other large energy-consuming markets and in developing and emerging markets;
- the ability of the Organization of the Petroleum Exporting Countries ("OPEC") to set and maintain, or to be influenced to set and maintain, production levels, productive spare capacity and pricing among its members, including the ability of OPEC to successfully coordinate and enforce production quotas;
- the level of production in non-OPEC countries;
- inventory levels, and the cost and availability of storage and transportation of oil, gas and their related products;
- the policies, laws and regulations of various governments regarding exploration and development of their oil and gas reserves and environmental matters, including those addressing alternative energy sources and the risks of global climate change;

- international sanctions on oil-producing countries, or the lifting of such sanctions;
- advances in exploration, development and production technology;
- the development, exploitation and market acceptance of alternative energy sources;
- the further development of shale technology to exploit oil and gas reserves;
- the discovery rate of new oil and gas reserves and the rate of decline of existing oil and gas reserves;
- accidents, adverse weather conditions, natural disasters and other similar incidents relating to the oil and gas industry; and
- the worldwide security and political environment, including uncertainty or instability resulting from an escalation or outbreak of armed hostilities, civil unrest, acts of terrorism, public health threats or other crises.

Demand for our services is particularly sensitive to the level of exploration, development and production activity of, and the corresponding capital spending by, energy companies, including national energy companies. Prolonged reductions in oil and natural gas prices could depress the immediate levels of exploration, development and production activity. Perceptions of longer-term lower oil and natural gas prices by energy companies, or a perception that the demand for hydrocarbons will significantly decrease in the medium to long term, could similarly reduce or defer major expenditures given the long-term nature of many large-scale development projects and capital reinvestment policies. Lower levels of activity result in a corresponding decline in the demand for our services, which could have a material adverse effect on our revenue and profitability. Oil and gas prices and market expectations of potential changes in these prices significantly affect this level of activity. However, increases in near-term commodity prices do not necessarily translate into increased offshore drilling activity since customers' expectations of longer-term future commodity prices and expectations regarding future demand for hydrocarbons typically have a greater impact on demand for our rigs. Consistent with this dynamic, customers may delay or cancel many exploration and development programs, resulting in reduced demand for our services. Also, increased competition for customers' drilling budgets could come from, among other areas, land-based energy markets and renewable energy projects worldwide. The availability of quality drilling prospects, exploration success, relative production costs, the stage of reservoir development and political and regulatory environments also affect customers' drilling campaigns. Worldwide military, political and economic events have often contributed to oil and gas price volatility and are likely to do so in the future.

THE OFFSHORE DRILLING INDUSTRY IS HIGHLY COMPETITIVE AND CYCLICAL, WITH INTENSE PRICE COMPETITION.

The offshore contract drilling industry is highly competitive with numerous industry participants, none of which has a dominant market share. Drilling contracts are traditionally awarded on a competitive bid basis. Although rig availability, service quality and technical capability are drivers of customer contract awards, bid pricing and intense price competition are often key determinants for which a qualified contractor is awarded a job.

The offshore drilling industry is highly cyclical and is impacted by oil and natural gas price levels and volatility. Periods of high customer demand, limited rig supply and high dayrates have been followed by periods of low customer demand, excess rig supply and low dayrates. Changes in commodity prices can have a dramatic effect on rig demand, and periods of excess rig supply may intensify competition in the industry and result in the idling of older and less technologically advanced equipment. We have idled and stacked rigs and may in the future idle or stack additional rigs or enter into lower dayrate drilling contracts in response to market conditions. Idled or stacked rigs may remain out of service for extended periods of time. During periods of high dayrates and rig utilization rates, we and other industry participants have responded to actual or anticipated increases in customer demand by increasing the supply of rigs through ordering the construction of new units. The introduction of new units delivered without contracts, combined with an increased number of rigs in the global market completing contracts and becoming idle, may intensify price competition. During periods of low oil and natural gas price levels, new construction has resulted in an oversupply of rigs and has caused a subsequent decline in dayrates and rig utilization rates, sometimes for extended periods of time. In an oversupplied market, we may have limited bargaining power to negotiate on more favorable terms. Additionally, lower market dayrates and intense price competition may drive customers to seek to renegotiate existing contracts to reduce dayrates in exchange for longer contract terms. Lower dayrates and rig utilization rates could adversely affect our revenues and profitability.

As of February 19, 2026, we have three uncontracted rigs which have been out of service for greater than five years, and these rigs may remain out of service for extended periods of time. If we are unable to obtain drilling contracts for our uncontracted rigs, whether due to a prolonged offshore drilling market downturn, a delayed or muted recovery of such market or otherwise, it may have an adverse effect on our results of operations and cash flows.

OUR CURRENT BACKLOG OF CONTRACT DRILLING REVENUES MAY NOT BE FULLY REALIZED.

At February 19, 2026, our contract backlog was $6.06 billion. This amount represents the maximum contractual operating dayrate multiplied by the number of days remaining in the firm contract period, including certain performance-based provisions for which achievement is probable, excluding provisions for mobilization, demobilization, contract preparation, other incentive provisions or reimbursement revenues, which are not expected to be significant to our contract drilling revenues. The contractual operating dayrate may be higher than the actual dayrate we ultimately receive or an alternative contractual dayrate, such as waiting-on-weather rate, waiting-on-customer rate, repair rate, standby rate or force majeure rate, may apply under certain circumstances. The contractual operating dayrate may also be higher than the actual dayrate we ultimately receive due to a number of factors, including rig downtime or suspension of operations. We may receive a lower contractual operating dayrate during periods when drilling operations are necessary to extend beyond an agreed schedule, even if we are not the cause of the delay in completing drilling operations. Several factors could cause rig downtime or a suspension of operations, including: equipment breakdowns and other unforeseen engineering problems, labor strikes and other work stoppages, shortages of material and skilled labor, surveys by government and maritime authorities, periodic classification surveys, severe weather or harsh operating conditions, and force majeure events.

In certain drilling contracts, the dayrate may be reduced to zero if, for example, repairs extend beyond a stated period of time. Our contract backlog includes only firm commitments, which are represented by signed drilling contracts or, in some cases, other definitive agreements awaiting contract execution. We may not be able to realize the full amount of our contract backlog due to events beyond our control. In addition, some of our customers have experienced liquidity issues in the past, and these liquidity issues could be experienced again if commodity prices decline for an extended period of time. Liquidity issues and other market pressures could lead our customers to seek bankruptcy protection or to seek to repudiate, cancel or renegotiate these agreements for various reasons (see "—Our drilling contracts may be terminated due to a number of events, and, during depressed market conditions, our customers may seek to repudiate or renegotiate their contracts"). Our inability to realize the full amount of our contract backlog may have an adverse effect on our financial position, results of operations or cash flows.

OUR OPERATING AND MAINTENANCE COSTS WILL NOT NECESSARILY FLUCTUATE IN PROPORTION TO CHANGES IN OUR OPERATING REVENUES.

Our operating and maintenance costs will not necessarily fluctuate in proportion to changes in our operating revenues and are affected by many factors, including inflation. Costs for operating a rig are generally fixed or only semi-variable regardless of the dayrate being earned. To the extent a drilling contract provides for escalations attributable to inflation in our costs, those adjustments will lag the impact of inflationary pressures and may not reflect the full impact to us of any cost inflation. As drilling contracts with such provisions expire or are terminated, there can be no assurance that future drilling contracts will contain similar provisions, which may reduce our margins in inflationary environments. In addition, should our rigs incur unplanned downtime while on contract or idle time between drilling contracts, we will not always reduce the staff on those rigs because we could use the crew to prepare the rig for its next contract. During times of reduced activity, reductions in costs may not be immediate because portions of the crew may be required to prepare rigs for stacking, after which time the crew members may be reassigned to active rigs or released. As our rigs are mobilized from one geographic location to another, the labor and other operating and maintenance costs can vary significantly. In general, labor costs increase primarily due to higher salary levels and inflation. Equipment maintenance costs fluctuate depending upon the type of activity the unit is performing and the age and condition of the equipment, and these costs could increase for short or extended periods as a result of regulatory or customer requirements that raise maintenance standards above historical levels. The amount of contract preparation and reactivation costs vary based on the scope and length of the contract preparation or reactivation project, and the recognition of such costs varies depending on the duration of the firm contractual period and other contract terms.

Certain of our drilling contracts are partially receivable in local currency, and certain costs for labor, goods and services are payable by us in local currency. The amounts, if any, of local currency received under these drilling contracts may exceed our local currency needs to pay local operating and maintenance costs, leading to an accumulation of excess local currency balances. Any local currency surplus may be subject to restrictions or other difficulties in converting to U.S. dollars, our functional currency, or to other currencies of the locations where we operate, including disruptions that may occur in the currency exchange markets, whether as a result of economic policies of governments, central banks or otherwise. Excess amounts of local currency may also be exposed to the risk of currency exchange losses.

WE MAY NOT BE ABLE TO RENEW OR OBTAIN NEW DRILLING CONTRACTS FOR RIGS WHOSE CONTRACTS ARE EXPIRING OR OBTAIN DRILLING CONTRACTS FOR OUR STACKED AND IDLE RIGS.

The offshore drilling market in which we compete experience fluctuations in the demand for drilling services. Our ability to renew expiring drilling contracts or obtain new drilling contracts depends on the prevailing or expected market conditions. As of February 19, 2026, we have three stacked rigs. We may be unable to obtain drilling contracts for our rigs that are currently operating upon the expiration or termination of such contracts, and there may be a gap in the operation of the rigs between the current contracts and subsequent contracts. When oil and natural gas prices are low or it is expected that such prices will decrease in the future, we may be unable to obtain drilling contracts at attractive dayrates or at all. We may not be able to obtain new drilling contracts with the terms or dayrates sufficient to support a reactivation of a cold-stacked rig. Likewise, we may not be able to obtain new drilling contracts in direct continuation with existing contracts, or depending on prevailing market conditions, we may enter into drilling contracts at dayrates substantially below the existing dayrates or on terms otherwise less favorable compared to existing contract terms, which may have an adverse effect on our financial position, results of operations or cash flows.

WE MUST MAKE SUBSTANTIAL CAPITAL AND OPERATING EXPENDITURES TO REACTIVATE OUR STACKED OR IDLE FLEET AND TO MAINTAIN OUR ACTIVE FLEET, AND WE MAY BE REQUIRED TO MAKE SIGNIFICANT CAPITAL EXPENDITURES TO MAINTAIN OUR COMPETITIVENESS AND TO COMPLY WITH LAWS AND APPLICABLE REGULATIONS AND STANDARDS OF GOVERNMENTAL AUTHORITIES AND ORGANIZATIONS.

We must make substantial capital and operating expenditures to maintain our active fleet or to reactivate our stacked or idle fleet. These expenditures could increase because of changes in the cost of labor and materials, requirements of customers, the cost of replacement parts for existing rigs, the size of our fleet, the geographic location of the rigs and the length of drilling contracts. Changes in offshore drilling technology, customer requirements for new or upgraded equipment and competition within our industry may require us to make significant expenditures in order to maintain our competitiveness and fund efforts to reduce our greenhouse gas emissions. Changes in governmental regulations, including environmental requirements, and changes in safety or other equipment standards, as well as compliance with standards imposed by maritime self-regulatory organizations, may cause our expenditures to increase or require us to make additional unforeseen expenditures. As a result of these factors, we may be required to take our rigs out of service for extended periods of time, with corresponding losses of revenues, in order to make such alterations or to add such equipment. In the future, market conditions may not justify these expenditures or enable us to operate our older rigs profitably during the remainder of their economic lives.

If we are unable to fund such expenditures with our cash flows from operations or proceeds from sales of non-strategic assets, we may be required to either incur additional borrowings or raise capital through the sale of debt or equity securities, or additional financing arrangements with banks or other capital providers. Our ability to access the capital markets may be limited by our financial condition at the time, perceptions of us or our industry, by changes in laws and regulations or interpretation thereof and by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control. If we raise funds by issuing equity securities or other securities that are convertible into equity securities, existing shareholders may experience dilution. Our failure to obtain the funds for necessary future capital and operating expenditures could have a material adverse effect on our business and on our financial position, results of operations and cash flows.

WE RELY HEAVILY ON A RELATIVELY SMALL NUMBER OF CUSTOMERS AND THE LOSS OF A SIGNIFICANT CUSTOMER OR A DISPUTE THAT LEADS TO THE LOSS OF A CUSTOMER COULD HAVE AN ADVERSE EFFECT ON OUR BUSINESS.

We engage in offshore drilling services for most of the leading integrated energy companies or their affiliates, as well as for many government-owned or government-controlled energy companies and other independent energy companies. For the year ended December 31, 2025, our most significant customers were Petróleo Brasileiro S.A. (together with its affiliates, "Petrobras"), Shell plc (together with its affiliates, "Shell") and Equinor ASA (together with its affiliates, "Equinor"), representing 22 percent, 22 percent and 12 percent, respectively, of our consolidated operating revenues. As of February 19, 2026, the customers with the most significant aggregate amount of contract backlog associated with our drilling contracts were Petrobras, Equinor, BP p.l.c., Shell, Chevron Corporation and Woodside Energy Group Ltd., representing 20 percent, 16 percent, 16 percent, 12 percent, 11 percent and 10 percent, respectively, of our total contract backlog. The loss of any of these customers or another significant customer, or a decline in payments under any of our drilling contracts, could, at least in the short term, have an adverse effect on our business.

OUR BUSINESS INVOLVES NUMEROUS OPERATING HAZARDS, AND OUR INSURANCE AND INDEMNITIES FROM OUR CUSTOMERS MAY NOT BE ADEQUATE TO COVER POTENTIAL LOSSES FROM OUR OPERATIONS.

Our operations are subject to the usual hazards inherent in the drilling of oil and gas wells, such as, blowouts, reservoir damage, loss of production, loss of well control, lost or stuck drill strings, equipment defects, craterings, fires, explosions and pollution. Contract drilling requires the use of heavy equipment and exposure to hazardous conditions, which may subject us to liability claims by employees, customers and other parties. These hazards can cause personal injury or loss of life, severe damage to or destruction of property and equipment, pollution or environmental or natural resource damage, claims by third parties or customers and suspension of operations. Our offshore fleet is also subject to hazards inherent in marine operations, either while on site or during mobilization, such as capsizing, sinking, grounding, collision, piracy, damage from severe weather and marine life infestations.

The U.S. Gulf of America, the South China Sea and the Northwest Coast of Australia are areas subject to typhoons, hurricanes or other extreme weather conditions on a relatively frequent basis, and our drilling rigs in these regions may be exposed to damage or total loss by these storms, some of which may not be covered by insurance. The occurrence of these events could result in the suspension of drilling operations, damage to or destruction of the equipment involved and injury to or death of rig personnel. Some experts believe global climate change could increase the frequency and severity of these extreme weather conditions. Operations may also be suspended because of machinery breakdowns, abnormal drilling conditions, failure of subcontractors to perform or supply goods or services, or personnel shortages. We customarily provide contract indemnity to our customers for certain claims that could be asserted by us relating to damage to or loss of our equipment, including rigs, and claims that could be asserted by us or our employees relating to personal injury or loss of life.

Damage to the environment or natural resources could also result from our operations, particularly through spillage of hydrocarbons, fuel, lubricants or other chemicals and substances used in drilling operations, or extensive uncontrolled fires. We may also be subject to property damage, environmental indemnity, well contamination and other claims by energy companies or other third parties. Drilling involves certain risks associated with the loss of control of a well, such as blowout, cratering, the cost to regain control of or redrill the well and remediation of associated pollution. Our customers may be unable or unwilling to indemnify us against such risks. In addition, a court may decide that certain indemnities in our current or future drilling contracts are not enforceable. The law generally considers contractual indemnity for criminal fines and penalties to be against public policy, and the enforceability of an indemnity as to other matters may be limited.

Our insurance policies and drilling contracts contain rights to indemnity that may not adequately cover our losses, and we do not have insurance coverage or rights to indemnity for all risks. For example, pollution and environmental risks generally are not completely insurable. We have two main types of insurance coverage: (1) hull and machinery coverage for physical damage to our property and equipment and (2) excess liability coverage, which generally covers offshore risks, such as personal injury, third-party property claims, and third-party non-crew claims, including wreck removal and pollution. We generally have no hull and machinery insurance coverage for damages caused by named storms in the U.S. Gulf of America. We maintain per occurrence deductibles that generally range up to $10 million for various third-party liabilities, and we self-insure up to $75 million of the $750 million excess liability coverage through our wholly owned captive insurance company. We also retain the risk for any liability that exceeds our excess liability coverage.

If a significant accident or other event occurs that is not fully covered by our insurance or by an enforceable or recoverable indemnity, the occurrence could adversely affect our financial position, results of operations or cash flows. The amount of our insurance may also be less than the related impact on enterprise value after a loss. Our insurance coverage will not in all situations provide sufficient funds to protect us from all liabilities that could result from our drilling operations. Our coverage includes annual aggregate policy limits, and we generally retain the risk for any losses in excess of these limits. We generally do not carry insurance for loss of revenue, and certain other claims may also not be reimbursed by insurance carriers. Any such lack of reimbursement may cause us to incur substantial costs. Additionally, we may not be able to maintain adequate insurance in the future at rates that we consider reasonable or be able to obtain insurance against certain risks, and we could decide to retain more risk in the future, resulting in higher risk of losses, which could be material.

OUR DRILLING CONTRACTS MAY BE TERMINATED DUE TO A NUMBER OF EVENTS, AND, DURING DEPRESSED MARKET CONDITIONS, OUR CUSTOMERS MAY SEEK TO REPUDIATE OR RENEGOTIATE THEIR CONTRACTS.

Certain of our drilling contracts with customers may be cancelable at the option of the customer upon payment of an early termination payment. Such payments may not, however, fully compensate us for the loss of the contract. Drilling contracts also customarily provide for either automatic termination or termination at the option of the customer, typically without the payment of any termination fee, under various circumstances such as non-performance, as a result of significant downtime or impaired performance caused by equipment or operational issues, or sustained periods of downtime due to force majeure events, many of which are beyond our control. Certain customers who seek to terminate our drilling contracts may attempt to defeat or circumvent our protections against certain liabilities. Our customers' ability to perform their obligations under their drilling contracts, including their ability to fulfill their indemnity obligations to us, may also be negatively impacted by an economic downturn. Our customers, which include national energy companies, often have significant bargaining leverage over us. If our customers cancel some of our contracts, and we are unable to secure new contracts on a timely basis and on substantially similar terms, or if contracts are suspended for an extended period of time or if a number of our contracts are renegotiated on terms that are not as favorable as current terms, it could adversely affect our financial position, results of operations or cash flows.

During periods of depressed market conditions, we are subject to increased counterparty risk, as our customers may seek to repudiate their contracts, including through claims of non-performance to reduce their capital expenditures. Our customers may no longer need a drilling rig that is currently under contract or may be able to obtain a comparable drilling rig at a lower dayrate. We have experienced, and are at continued risk of experiencing, early contract terminations during periods of a weak commodity price environment. The ability of each of our counterparties to perform its obligations under a contract with us, including indemnity obligations, depends on a number of factors that are beyond our control and may include, among other things, conditions of the economy in general or of the offshore drilling industry in particular, prevailing prices for oil and natural gas, the overall financial condition of the counterparty, the dayrates received and the level of expenditures necessary to maintain drilling activities. Should a counterparty fail to honor its obligations under an agreement with us, we could sustain losses, which could have an adverse effect on our business and on our financial position, results of operations or cash flows.

FAILURE TO RECRUIT AND RETAIN PERSONNEL COULD HURT OUR OPERATIONS.

We depend on the continuing efforts of key members of our management, as well as other highly skilled personnel, to operate and provide technical services and support for our business worldwide. Historically, competition for the personnel required for drilling operations has intensified as the number of rigs activated, added to worldwide fleets or under construction increased, leading to shortages of qualified personnel in the industry and creating upward pressure on wages and higher turnover. We may experience a reduction in the experience level of our personnel as a result of any increased turnover, which could lead to higher downtime and more operating incidents, which in turn could decrease revenues and increase costs. If increased competition for qualified personnel were to intensify in the future we may experience increases in costs or limits on operations.

OUR LABOR COSTS AND THE OPERATING RESTRICTIONS UNDER WHICH WE OPERATE COULD INCREASE AS A RESULT OF COLLECTIVE BARGAINING NEGOTIATIONS AND ADDITIONAL UNIONIZATION EFFORTS.

As of December 31, 2025, approximately 45 percent of our total workforce, working primarily in Brazil and Norway, are represented by, and some of our contracted labor work is subject to, collective bargaining agreements, substantially all of which are subject to annual salary negotiation. Negotiations over annual salary or other labor matters could result in higher personnel or other costs or increased operational restrictions or disruptions. The outcome of any such negotiation generally affects the market for all offshore employees, not only the union members. A failure to reach an agreement on certain key issues could result in strikes, lockouts, or other work stoppages. Legislation has from time to time been, and may continue to be, introduced in the U.S. Congress that could encourage additional unionization efforts in the U.S., as well as increase the chances that such efforts succeed. Additional unionization efforts, if successful, new collective bargaining agreements or work stoppages could materially increase our labor costs and operating restrictions.

OUR SHIPYARD PROJECTS AND OPERATIONS ARE SUBJECT TO DELAYS AND COST OVERRUNS.

At any given time, we have a variety of shipyard projects underway for our existing rigs. These shipyard projects are subject to the risks of delays or cost overruns inherent in any such complex projects resulting from numerous factors, including the following:

- shipyard availability, failures and difficulties;
- shortages of equipment and materials and failed or delayed deliveries of significant materials or equipment for various reasons, including due to supplier shortages, constraints, disruption or quality issues;
- design and engineering problems, including those relating to the commissioning of newly designed equipment;

- latent damages or deterioration to hull, equipment and machinery in excess of engineering estimates and assumptions;
- unanticipated actual or purported change orders;
- disputes with shipyards and suppliers;
- availability of suppliers to recertify equipment for enhanced regulations;
- skilled labor shortages, strikes, labor disputes and work stoppages;
- customer acceptance delays or delays in providing customer-supplied engineering, approvals or equipment;
- adverse weather conditions, including damage caused by such conditions;
- terrorist acts, war, piracy and civil unrest;
- complications arising from pandemics, epidemics, severe influenza, coronaviruses and other highly communicable viruses or diseases, and associated government orders in the country where the rigs are being constructed or serviced and elsewhere;
- unanticipated cost increases; and
- difficulties in obtaining necessary permits or approvals or in completing necessary importation procedures.

These factors may contribute to cost variations and delays in the delivery of rigs undergoing shipyard projects or any future newbuild units. Cost variations may result in, among other things, disputes with the shipyards that construct or service our drilling units. In addition, delayed delivery of newbuild units or other rigs undergoing shipyard projects would impact contract commencement, resulting in a loss of revenues we could earn, and may also cause customers to terminate or shorten the term of the drilling contract for the rig pursuant to applicable late delivery clauses. In the event of termination of any of these drilling contracts, we may not be able to secure a replacement contract on as favorable terms, if at all.

Our operations rely on a significant supply of capital and consumable spare parts and equipment to maintain and repair our fleet. We also rely on the supply of ancillary services, including supply boats and helicopters and subcontracted services, including casing and managed pressure drilling services. Our reliance on our suppliers, manufacturers and service providers to secure equipment, parts, components and sub-systems used in our operations exposes us to volatility in the quality, prices and availability of such items. Certain parts and equipment that we use in our operations may be available only from a small number of suppliers, manufacturers or service providers, or in some cases must be sourced through a single supplier, manufacturer or service provider. Some parts and equipment require long lead times to obtain, and an unplanned failure or other need to replace any such parts and equipment may result in a longer than usual time to obtain them or require us to pay higher costs to obtain them on an expedited basis. A disruption in the deliveries from our suppliers, manufacturers or service providers, capacity constraints, production disruptions, price increases, quality control issues, recalls or other decreased availability of parts and equipment, ancillary services or subcontracted services could adversely affect our ability to meet our commitments to customers, adversely impact our operations, increase our operating costs and result in increases in rig downtime and delays in the repair and maintenance of our fleet.

AS PART OF OUR BUSINESS STRATEGIES, WE MAY PURSUE OPPORTUNITIES TO STRENGTHEN, STREAMLINE OR BROADEN OUR BUSINESS THAT INCLUDE ACQUISITIONS OR DISPOSITIONS OF BUSINESSES OR DRILLING RIGS, MERGERS OR JOINT VENTURES OR OTHER INVESTMENTS, AND SUCH TRANSACTIONS WOULD PRESENT VARIOUS RISKS AND UNCERTAINTIES.

We may pursue transactions that involve the acquisition or disposition of businesses or assets, mergers or joint ventures or other investments that we believe will enable us to further strengthen, streamline or broaden our business. Any such transaction would be evaluated on a case-by-case basis, and the consummation thereof would be dependent upon several factors, including identifying suitable companies, businesses or assets that align, or no longer align, with our business strategies, reaching agreement with the potential counterparties on acceptable terms, the receipt of any applicable regulatory and other approvals, counterparties fulfilling contractual obligations and other conditions. These transactions involve various risks, including among others, (i) difficulties related to integrating, separating or managing applicable parts of an acquired, or disposed of, business, assets or joint venture and unanticipated changes in customer and other third-party relationships subsequent to closing, (ii) diversion of management's attention from day-to-day operations, (iii) failure to realize anticipated benefits, such as cost savings, revenue enhancements or strengthening, streamlining or broadening our business, (iv) potentially substantial transaction costs associated with acquisitions, joint ventures or investments if we or a transaction counterparty seeks to exit or terminate an interest in the joint venture or investment, (v) applicable antitrust laws and other regulations that may limit our ability to acquire targets or require us to divest an acquired business or asset, (vi) potential accounting impairment or actual diminution or loss of value of our investment if future market, business or other conditions ultimately differ from our assumptions at the time of such transaction is consummated and (vii) potential accounting impairment upon the decision to reclassify assets as held for sale.

CHANGING SENTIMENT TOWARDS CLIMATE CHANGE, FOSSIL FUELS AND RELATED MATTERS COULD ADVERSELY AFFECT OUR BUSINESS, COST OF CAPITAL AND THE PRICE OF OUR STOCK AND OTHER SECURITIES.

Changing sentiment among the public, regulators and non-governmental organizations concerning fossil fuels has prompted efforts aimed in part at the investment community, including investment advisors, sovereign wealth funds, public pension funds, universities and other groups, to discourage initial investments in and promote the divestment of shares of energy companies, as well as to pressure lenders and other financial services companies to limit or curtail activities with certain energy companies. If such efforts are successful, the market price of our shares and our ability to access capital markets may be negatively impacted.

Certain regulators and members of the investment community have heightened awareness of sustainability and corporate responsibility and disclosures, including those related to an inclusive workplace culture and, particularly in the energy industry, those related to greenhouse gas emissions and climate change. We may be subject in the future to additional reporting requirements that develop in response to such awareness. Additionally, certain investment funds seeking investment products focused on green economy, sustainability and corporate responsibility may screen companies such as ours before investing. If we or our securities are unable to meet the sustainability and corporate responsibility or other investment criteria set by any such funds invested in our securities, we may lose such investors or they may allocate a portion of their capital away from us. As a result, our cost of capital may increase, the market price of our shares or of our publicly traded debt securities may be negatively impacted and our reputation may also be negatively affected.

PUBLIC HEALTH THREATS COULD HAVE SIGNIFICANT ADVERSE CONSEQUENCES FOR OUR BUSINESS AND OPERATIONS.

Public health threats, including pandemics and epidemics, severe influenza, coronaviruses and other highly communicable viruses or diseases, have impacted and may in the future impact our operations directly or indirectly, including by disrupting the operations of our business partners, suppliers and customers in ways that adversely impact our operations. Such impacts may include, among others, (a) causing a temporary interruption to operations in case of an outbreak on one or more of our rigs, (b) disrupting or restricting the ability of our suppliers, manufacturers and service providers to supply parts, equipment, labor or services for our operations, (c) causing us to incur increased costs, inefficiencies and labor shortages as a result of precautionary measures taken, either voluntarily or in response to actions by governmental authorities, to prevent or reduce the spread of an outbreak, such as imposing mandatory or seeking voluntary closures of business facilities and imposing restrictions on travel, business operations and public gatherings or interactions.

As a result, we may experience impediments to our ability to meet our commitments to customers, including due to increased operating costs and increased risk of rig downtime or contract termination, which may result in substantial adverse consequences for our business and results of operations. Additionally, public health threats may result in significantly reduced global or regional economic activity, which could result in a sharp reduction in the demand for oil and an associated decline in oil prices. Such conditions may result in, reductions to our customers' drilling and production expenditures and delays or cancellations of projects, which may cause a decrease in demand for our services and an increase in the risk that our customers may seek to terminate or renegotiate pricing or other terms for our existing contracts or that more of our rigs may become idle, stacked or retired from our fleet.

INCREASED TRANSITION TO RENEWABLE OR OTHER ALTERNATIVE ENERGY SOURCES COULD ADVERSELY AFFECT OUR BUSINESS, RESULTS OF OPERATIONS AND CASH FLOWS.

Our long-term success will be impacted in part by the ability of global energy markets to effectively address the transition to renewable and other alternative energy sources, since increased transition to such alternative sources could adversely impact the long-term demand for oil and natural gas and, ultimately, the demand for our services and products from our services. An increase in the demand for alternative energy sources, including as a result of new and more efficient technologies or increased government subsidies and intervention, could further increase the market share of alternative energy sources as compared to oil and gas. Such shifts, if any, in the global energy markets could adversely affect our business, results of operations and cash flows.

OUR ASPIRATIONS, GOALS, TARGETS AND INITIATIVES RELATED TO SUSTAINABILITY, INCLUDING EMISSIONS REDUCTION, AND OUR PUBLIC STATEMENTS AND DISCLOSURES REGARDING THEM, EXPOSE US TO NUMEROUS RISKS.

We may periodically develop and set goals, targets, and other objectives related to sustainability matters, including with respect to emissions reduction. Statements related to these goals, targets and other objectives do not constitute a guarantee that they will be achieved. Our efforts to research, establish, accomplish, and accurately report on these goals, targets, and other objectives expose us to numerous operational, reputational, financial, legal, and other risks. Our ability to achieve any stated goal, target, or other objective, is subject to numerous factors and conditions, many of which are outside of our control. Our business may face increased scrutiny from investors, business partners and others related to our sustainability activities, including the goals, targets, and other objectives that we announce, and our methodologies and timelines for pursuing them. If our sustainability assumptions or practices do not meet investor, regulatory or other relevant expectations and standards, which continue to evolve, our reputation, our ability to attract or retain employees and our attractiveness as an investment or business partner could be negatively affected. Similarly, our failure or perceived failure to pursue or fulfill sustainability-focused goals, targets, and objectives, to comply with ethical, environmental, or other standards, regulations, or expectations, or to satisfy various reporting standards with respect to these matters, within the timelines we announce, or at all, could adversely affect our business or reputation and could expose us to government enforcement actions and private litigation.

RISKS RELATED TO OUR INDEBTEDNESS

WE HAVE A SUBSTANTIAL AMOUNT OF DEBT, INCLUDING SECURED DEBT, AND WE MAY LOSE THE ABILITY TO OBTAIN FUTURE FINANCING AND SUFFER COMPETITIVE DISADVANTAGES.

At December 31, 2025, our total debt was $5.66 billion, of which $1.68 billion was secured. We have a Secured Credit Facility, which is currently undrawn, the borrowings under which would be secured and guaranteed by certain of our subsidiaries. This substantial level of debt and other obligations could have significant adverse consequences on our business and future prospects, including the following:

- we may be unable to obtain financing in the future to refinance our existing debt or for working capital, capital expenditures, acquisitions, debt service requirements, distributions, share repurchases, or other purposes;
- we may be unable to use operating cash flows in other areas of our business because we must dedicate a substantial portion of these funds to service the debt;

- we could become more vulnerable to general adverse economic and industry conditions, including increases in interest rates, particularly given our substantial indebtedness, some of which bears interest at variable rates;
- we may be unable to meet financial ratios in the agreements governing certain of our debt facilities and finance lease or satisfy certain other covenants and conditions included in our debt agreements, which could result in our inability to meet requirements for borrowings under the Secured Credit Facility or a default under such agreements, impose restrictions with respect to our access to certain of our capital, and trigger cross default provisions in certain of our debt instruments;
- if we default under the terms of our secured financing arrangements, the secured debtholders may, among other things, foreclose on the collateral securing the debt, including the applicable drilling units;
- we may be unable to obtain new investment or financing based upon evolving trends among certain financial intermediaries, investors and other capital markets participants that have focused on reducing, or ceasing, lending to, or investing in, companies that operate in industries with higher perceived environmental exposure; and
- we may be less able to take advantage of significant business opportunities and to react to changes in market or industry conditions than our less levered competitors.

See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Sources and uses of liquidity."

CREDIT RATING AGENCIES HAVE RATED OUR DEBT BELOW INVESTMENT GRADE, WHICH COULD LIMIT OUR ACCESS TO CAPITAL AND HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND FINANCIAL CONDITION.

The ratings assigned to our debt securities by certain credit rating agencies (our "Debt Ratings") are below investment grade. Our Debt Ratings could have adverse consequences for our business and future prospects and could cause the following:

- limitations on our ability to access debt markets, including for the purpose of refinancing our existing debt and replacing or extending our Secured Credit Facility;
- less favorable terms and conditions on any refinancing arrangements, debt issuances or bank credit agreements, some of which could require collateral and restrict, among other things, our ability to pay distributions or repurchase shares;
- increases to certain fees under our Secured Credit Facility and interest rates under the indentures governing certain of our senior notes;
- reduced willingness of current and prospective customers, suppliers and creditors to transact business with us;
- requirements from creditors, suppliers or customers for additional insurance, guarantees and collateral;
- limitations on our access to bank and third-party guarantees, surety bonds and letters of credit; and
- reductions to or eliminations of the level of credit suppliers and financial institutions may provide through payment terms or intraday funding when dealing with us thereby increasing the need for higher levels of cash on hand, which would decrease our ability to repay debt balances.

Our Debt Ratings have caused some of the effects listed above, and any downgrades may cause or exacerbate, any of the effects listed above and could have an adverse effect on our business and financial condition.

WORLDWIDE FINANCIAL, ECONOMIC AND POLITICAL CONDITIONS COULD RESTRICT OUR ABILITY TO ACCESS CAPITAL MARKETS, REDUCE OUR FLEXIBILITY TO REACT TO CHANGING ECONOMIC AND BUSINESS CONDITIONS AND REDUCE DEMAND FOR OUR SERVICES.

Worldwide financial and economic conditions could restrict our ability to access capital markets at a time when we would like, or need, to access such markets, which could have an impact on our flexibility to react to changing economic and business conditions. Worldwide economic conditions have in the past impacted, and could in the future impact, the lenders participating in our credit facilities and our customers, causing them to fail to meet their obligations to us. If economic conditions preclude or limit financing from banking institutions participating in our credit facilities, we may not be able to obtain similar financing from other institutions. A slowdown in economic activity could reduce worldwide demand for energy. These potential developments, or market perceptions concerning these and related issues, could adversely affect our financial position, results of operations or cash flows. In addition, turmoil and hostilities in the Middle East, Eastern Europe, North Africa, South America and other geographic areas and countries present incremental risk. An extended period of negative outlook for the world economy could reduce the overall demand for oil and natural gas and for our services. A decline in oil and natural gas prices could reduce demand for our drilling services and have an adverse effect on our financial position, results of operations or cash flows.

RISKS RELATED TO OUR PROPOSED COMBINATION WITH VALARIS

OUR PROPOSED BUSINESS COMBINATION MAY BE DELAYED OR NOT OCCUR AT ALL FOR A VARIETY OF REASONS, SOME OF WHICH ARE OUTSIDE OUR CONTROL.

On February 9, 2026, Transocean and Valaris entered into the Agreement providing for the combination of Transocean and Valaris. Pursuant to the Agreement, and on the terms and subject to the conditions thereof, Transocean will acquire all of the issued and outstanding Valaris Shares in exchange for Transocean Ltd. shares at an exchange ratio of 15.235 Transocean Ltd. shares for each Valaris Share. Pursuant to the Agreement, and on the terms and subject to the conditions thereof, at the time on which the order of the Supreme Court of Bermuda providing for its sanction of the Scheme of Arrangement is filed with the Registrar of Companies of Bermuda, the Business Combination will become effective and Valaris will become our wholly owned subsidiary. The board of directors of Transocean and Valaris each unanimously approved and declared advisable the Agreement and the transactions contemplated thereby, including the Business Combination.

Completion of the Business Combination is subject to the satisfaction or waiver of certain customary conditions set forth in the Agreement, including, but not limited to: (i) the receipt of the requisite approvals of the Valaris shareholders and the Transocean shareholders, (ii) the granting of the sanction order on terms consistent with the Agreement, (iii) the Transocean Ltd. shares issued pursuant to the Agreement having been approved for listing on the New York Stock Exchange, (iv) certain regulatory approvals having been obtained or any applicable waiting period having expired or been terminated, (v) no governmental authority within applicable jurisdictions having enacted or issued any law or order preventing or prohibiting the consummation of the Business Combination and (vi) the absence of a Transocean Material Adverse Effect or a Valaris Material Adverse Effect, each as defined in the Agreement. Therefore, the Business Combination may not be completed or may not be completed as timely as expected.

Furthermore, failure to complete the Business Combination could adversely affect our business and the market price of our common shares in a number of ways, including to the extent that the current market price of Transocean Ltd. shares reflects an assumption that the Business Combination will be consummated. We may also be required to pay a termination fee in certain circumstances, as further described in the Agreement. Additionally, if the Agreement is terminated and we seek another business combination, we may not be able to negotiate a transaction with another party on terms comparable to, or better than, the terms of the Business Combination.

EFFORTS TO COMPLETE THE BUSINESS COMBINATION COULD DISRUPT OUR RELATIONSHIPS WITH THIRD PARTIES AND EMPLOYEES, DIVERT MANAGEMENT'S ATTENTION, OR RESULT IN LEGAL PROCEEDINGS, ANY OF WHICH COULD NEGATIVELY IMPACT OUR OPERATING RESULTS AND ONGOING BUSINESS.

We have expended, and continue to expend, significant management time and resources in an effort to complete the Business Combination, which may have a negative impact on our ongoing business and operations. Uncertainty regarding the outcome of the Business Combination and our future could disrupt our business relationships with our existing and potential customers, suppliers and other business partners. Uncertainty regarding the outcome of the Business Combination could also adversely affect our ability to recruit and retain key personnel and other employees. The pendency of the Business Combination may lead to litigation against the parties or their directors and officers which could be distracting to management and may, in the future, require us to incur significant costs.

THE AGREEMENT CONTAINS PROVISIONS THAT IMPOSE RESTRICTIONS ON TRANSOCEAN'S BUSINESS PRIOR TO THE EFFECTIVE TIME OF THE BUSINESS COMBINATION.

The Agreement subjects Transocean and Valaris to restrictions on their respective business activities prior to the effective time, including covenants obligating each such party to continue to conduct their respective businesses in the ordinary course, to cooperate in seeking regulatory approvals and not to engage in certain specified transactions or activities without the prior consent of the other party to the Agreement. Such restrictions could prevent Transocean from pursuing certain business opportunities that arise prior to the effective time and are outside the ordinary course of business.

THE FAILURE TO INTEGRATE THE BUSINESS AND OPERATIONS OF TRANSOCEAN AND VALARIS SUCCESSFULLY IN THE EXPECTED TIME FRAME MAY ADVERSELY AFFECT THE COMBINED BUSINESS'S FUTURE RESULTS AND MAY RESULT IN THE COMBINED BUSINESS FAILING TO REALIZE THE ANTICIPATED BENEFITS OF THE BUSINESS COMBINATION.

Transocean and Valaris have operated and, until the completion of the Business Combination, will continue to operate independently. Following consummation, their respective businesses may not be integrated successfully. Specifically, the combined business may not be able to achieve the cost savings and operating synergies that Transocean anticipates as a result of the Business Combination, and may face difficulty integrating personnel from the two companies, minimizing the loss of key employees, identifying and eliminating redundant functions and assets, harmonizing the companies' operating practices, employee development and compensation programs, internal controls, and other policies, procedures and processes. If the combined company is not able to achieve these objectives and realize the anticipated benefits and synergies expected, then the combined company's business, financial condition and operating results may be adversely affected, the combined company's earnings per share may be diluted, the accretive effect of the Business Combination may decrease or be delayed and the share price of the combined company may be negatively impacted.

RISKS RELATED TO LAWS, REGULATIONS AND GOVERNMENTAL COMPLIANCE

IMPACT OF INCREASINGLY STRINGENT ENVIRONMENTAL AND SAFETY LAWS AND OUR COMPLIANCE WITH OR BREACH OF SUCH LAWS CAN BE COSTLY, EXPOSE US TO LIABILITY AND COULD LIMIT OUR OPERATIONS.

Our business is affected by laws and regulations relating to the energy industry and the environment and safety, including international conventions and treaties, and regional, national, state, and local laws and regulations. Our business also depends on demand for services from the oil and gas exploration and production industry, and, accordingly, we are directly affected by the adoption of laws and regulations that, for economic, environmental or other policy reasons, curtail, delay or impose additional compliance costs and obligations related to the exploration and development drilling for oil and gas. Offshore drilling in certain areas has been curtailed and, in certain cases, prohibited because of environmental or safety concerns. In addition, compliance with environmental and safety laws, regulations and standards, where applicable, may require us to make significant capital expenditures, such as the installation of costly equipment or implementation of operational changes, and may affect the resale values or useful lives of our rigs. We may incur additional costs in order to comply with other existing and future regulatory obligations or industry standards, including, but not limited to, costs relating to air emissions, including greenhouse gases, the management of ballast waters, hull cleaning, maintenance and inspection, development and implementation of emergency procedures and maintenance of insurance coverage or other financial assurance of our ability to address pollution incidents. In the last decade, U.S. federal agencies adopted enhanced governmental safety and environmental requirements applicable to our operations for drilling in the U.S. Gulf of America. These requirements have caused increased compliance costs and may in the future increase the risk of environmental or safety enforcement cases and litigation and cause operators to have difficulties obtaining drilling permits in the U.S. Gulf of America. The U.S. Bureau of Ocean Energy Management (the "BOEM") implemented changes regarding when oil, gas and sulfur lessees and certain other parties operating in the offshore Outer Continental Shelf ("OCS") must post additional bonds or other supplemental financial assurance, which could increase bonding requirements and operating expenditures for some of our customers, and as a result, increase price competition for our services.

The oil and gas industry has adopted equipment and operating standards, such as the American Petroleum Institute Standard 53, related to the installation and testing of well control equipment. A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations. Additionally, our customers may elect to voluntarily comply with any non-mandatory laws, regulations or other standards. Any such safety, environmental and other regulatory restrictions or standards, including voluntary customer compliance with respect thereto, could decrease, disrupt or delay operations, decrease demand for offshore drilling services, increase operating costs and compliance costs or penalties, increase out-of-service time, decrease dayrates, or reduce the area of operations for drilling rigs in the U.S. and non-U.S. offshore areas. Any such effects could have an adverse effect on our financial position, results of operations or cash flows.

To the extent new laws are enacted, existing laws are changed or other governmental or judicial actions are taken that prohibit or restrict offshore drilling or impose additional environmental protection and safety requirements that result in increased costs to the oil and gas industry, in general, or the offshore drilling industry, in particular, our business or prospects could be materially and adversely affected. The operation of our drilling rigs will require certain governmental approvals, some of which may involve public hearings and costly undertakings on our part. We may not obtain such approvals or such approvals may not be obtained in a timely manner. If we fail to timely secure the necessary governmental approvals or permits, our customers may have the right to terminate or seek to renegotiate their drilling contracts to our detriment. The amendment or modification of existing laws and regulations or the adoption of new laws and regulations curtailing or further regulating exploratory or development drilling or production of oil and gas and compliance with any such new or amended legislation or regulations could have an adverse effect on our business or on our financial position, results of operations or cash flows.

As a contract driller with operations in certain offshore areas, we may be liable for damages and costs incurred in connection with oil spills or disposal of wastes related to those operations, and we may also be subject to significant fines and other liabilities in connection with spills. For example, an oil spill could result in significant liability, including fines, penalties and criminal liability and remediation, restoration or compensation costs for environmental or natural resource damages, as well as third-party damages, to the extent that the contractual indemnification provisions in our drilling contracts are not enforceable or otherwise sufficient, or if our customers are unwilling or unable to contractually indemnify us against these risks. Additionally, we may not be able to obtain such indemnities in our future drilling contracts, and our customers may not have the financial capability to fulfill their contractual obligations to us. Also, these indemnities may be held to be unenforceable in certain jurisdictions, because of public policy or for other reasons. See "—Our business involves numerous operating hazards, and our insurance and indemnities from our customers may not be adequate to cover potential losses from our operations."

Environmental and safety laws and regulations protecting the environment have become increasingly stringent and may in some cases impose strict liability on facility or vessel owners or operators, rendering a person liable for environmental damage without regard to negligence. These laws and regulations may expose us to liability for the conduct of, or conditions caused by, others or for acts that were in compliance with all applicable laws at the time they were performed. The application of these requirements or the adoption of new requirements or measures could have an adverse effect on our financial position, results of operations or cash flows.

REGULATORY AND VARIOUS OTHER RISKS, INCLUDING LITIGATION, ASSOCIATED WITH GREENHOUSE GAS EMISSIONS, OTHER EMISSIONS AND CLIMATE CHANGE COULD HAVE AN ADVERSE IMPACT ON OUR BUSINESS AND DEMAND FOR OUR SERVICES.

Scientific studies have suggested that emissions of certain gases, including greenhouse gases, such as carbon dioxide and methane, contribute to warming of the earth's atmosphere and other climatic changes. In response to such studies, the issue of climate change and the effect of greenhouse gas emissions, in particular emissions from the fossil fuel industry, has attracted considerable political and social attention worldwide. The attention to climate change has led, and we expect it to continue to lead, to additional regulations designed to reduce greenhouse gas emissions and other emissions in various jurisdictions in which we operate. Such attention could also result in other adverse impacts for the oil and gas industry, including further restrictions or bans imposed by lawmakers, lawsuits by governments or third-parties seeking recoveries for damages resulting from the combustion of fuels that may contribute to climate change effects, decreased demand for goods and services that produce significant greenhouse gas emissions, or reduced interest from investors if they elect in the future to shift some or all of their investments to non-fossil fuel related sectors. To the extent financial markets view climate change and greenhouse emissions as a financial risk, this could negatively impact our cost of or access to capital. Because our business depends on the level of activity in the oil and gas industry, existing or future laws, regulations, treaties or international agreements related to greenhouse gases and climate change, or related political, litigation or financial risks, including incentives to conserve energy or use alternative energy sources, could have a negative impact on our business if such laws, regulations, treaties or international agreements reduce the worldwide demand for oil and gas or limit drilling opportunities. In addition, such laws, regulations, treaties or international agreements or related risks could result in increased compliance costs or additional operating restrictions, which may have an adverse effect on our business. Further, some experts believe global climate change could increase the frequency and severity of extreme weather conditions, the impacts of which could interfere with our operations, cause damage to our equipment as well as cause other financial and operational impacts, including those that could result from any impact of such conditions on our customers.

We could also face increased climate-related litigation with respect to our operations both in the U.S. and around the world. Governmental and other entities in various U.S. states, such as California and New York, have filed lawsuits against coal, gas, oil and petroleum companies. These suits allege damages as a result of climate change, and the plaintiffs are seeking unspecified damages and abatement under various tort theories. Similar lawsuits may be filed in other jurisdictions both in the U.S. and globally. Though we are not currently a party to any such lawsuit, these suits present a high degree of uncertainty regarding the extent to which energy companies, including offshore drillers, face an increased risk of liability stemming from climate change, which risk would also adversely impact the oil and gas industry and impact demand for our services.

ANY RESTRICTIONS ON OIL AND NATURAL GAS OPERATIONS ON THE U.S. OUTER CONTINENTAL SHELF COULD HAVE AN ADVERSE IMPACT ON OUR BUSINESS AND DEMAND FOR OUR SERVICES.

The U.S. Department of the Interior ("DOI") administers the submerged lands, subsoil, and seabed, lying between the seaward extent of the states' jurisdiction and the seaward extent of federal jurisdiction, and the U.S. government has the power to limit oil and gas activities on this area, known as the OCS. Under the Outer Continental Shelf Lands Act, as amended (the "OCSLA"), the BOEM within the DOI must prepare and maintain forward-looking five-year plans – *referred to as national programs or five-year programs* – to schedule proposed oil and gas lease sales on the OCS. The number of lease sales and areas available for lease provided in a five-year program may differ from program to program. To the extent that the number of lease sales and areas available for lease within the current five-year program, or in any future five-year program, are not sufficient to meet our customers' planned or expected offshore drilling programs, demand for our drilling services on the OCS may be impacted. Executive, legislative and judicial actions in the U.S. from time to time have restricted certain oil and gas activities on the OCS. For example, litigation is ongoing in U.S. federal courts regarding the potential reversal of a previously ordered withdrawal of acreage from future oil and gas leasing under the OCSLA. Future actions taken by the U.S. to limit the availability of new oil and gas leases on the OSC would adversely impact the offshore oil and gas industry and impact demand for our services.

THE GLOBAL NATURE OF OUR OPERATIONS INVOLVES ADDITIONAL RISKS.

We operate in various regions throughout the world, which may expose us to political and other uncertainties, including risks of:
- customs delays or disputes, import-export quotas, and imposition of trade or immigration barriers;
- wage and price controls;
- complications associated with supplying, repairing and replacing equipment in remote locations;
- changes in law and regulatory requirements, including changes in interpretation and enforcement;
- the inability to move income or capital;
- currency exchange fluctuations and currency exchange restrictions, including exchange or similar controls that may limit our ability to convert local currency into U.S. dollars and transfer funds out of a local jurisdiction.
- involvement in judicial proceedings in unfavorable jurisdictions;
- repudiation or nationalization of contracts;
- damage to our equipment or violence directed at our employees, including kidnappings;
- terrorist acts, war, piracy and civil unrest;
- seizure, expropriation or nationalization of our assets or of our customers' property; and
- public health threats, including pandemics, epidemics, severe influenza, coronaviruses and other highly communicable viruses or diseases.

Our non-U.S. contract drilling operations are subject to various laws and regulations related to economic and trade sanctions in certain countries in which we operate, including laws and regulations relating to the import and export, equipment and operation of drilling units, currency conversions and repatriation, oil and gas exploration and development, taxation and social contributions of offshore earnings and earnings of expatriate personnel. We are also subject to the U.S. Treasury Department's Office of Foreign Assets Control ("OFAC") and other U.S. and non-U.S. laws and regulations governing our international operations. In addition, various state and municipal governments, universities and other investors have proposed or adopted divestment and other initiatives regarding investments including, with respect to state governments, by state retirement systems in companies that do business with countries that have been designated as state sponsors of terrorism by the U.S. State Department. Failure to comply with applicable laws and regulations, including those relating to sanctions, tariffs and other trade, import or export restrictions, may subject us to criminal sanctions or civil remedies, including fines, denial of export privileges, injunctions or seizures of assets. Investors could view any potential violations of OFAC regulations negatively, which could adversely affect our reputation and the market for our shares.

Governments in some countries have become increasingly active in regulating and controlling the ownership of concessions and companies holding concessions, the exploration for oil and gas and other aspects of the oil and gas industries in their countries, including local content requirements for participating in tenders for certain drilling contracts. Many governments currently favor or effectively, or may in the future favor or effectively require, the awarding of drilling contracts to local contractors or require nonlocal contractors to employ citizens of, or purchase supplies from, a particular jurisdiction or require use of a local agent. We cannot predict whether any changes to laws, regulations or interpretations thereof would result in modifications to our operations nor whether any such modifications would have a material impact to our business. In addition, government action, including initiatives by OPEC, may continue to cause oil or gas price volatility. In some areas of the world, this governmental activity has adversely affected the amount of exploration and development work by major energy companies and may continue to do so.

The shipment of goods, services and technology across international borders subjects us to extensive trade laws and regulations. Our import and export activities are governed by unique customs and export control laws and regulations in each country in which we operate. Moreover, many countries, including the U.S., control the import and export of certain goods, services and technology and impose related import and export recordkeeping and reporting obligations. Governments may also impose economic sanctions against certain countries, persons and other entities that may restrict or prohibit transactions involving such countries, persons and entities, and we are also subject to the U.S. anti-boycott laws.

The laws and regulations concerning import and export activity, recordkeeping and reporting, import and export control and economic sanctions are complex and constantly changing. These laws and regulations may be enacted, amended, enforced or interpreted in a manner materially impacting our operations. Ongoing economic challenges and the current geopolitical environment may increase some governments' efforts to enact, enforce, amend or interpret laws and regulations as a method to increase revenue. Shipments can be delayed and denied import or export for a variety of reasons, some of which are outside our control and some of which may result from failure to comply with existing legal and regulatory regimes. Shipping delays or denials could cause unscheduled operational downtime. Changes to foreign trade policies of the U.S. and other countries could lead to the imposition of additional trade barriers and tariffs in jurisdictions in which we operate or from which we or our suppliers procure materials and equipment. We cannot predict what changes to trade policies will be made, including whether existing tariff policies will be maintained or modified or whether the entry into new bilateral or multilateral trade agreements will occur, nor can we predict the effects that any such potential changes would have on our business.

Our results are directly affected by the applicability of certain customs duties and importation tax relief programs under customs regimes for the exportation and importation of goods and equipment, including rigs, related to the oil and gas sector. Among other incentives, such programs grant full suspension of certain import taxes, resulting in reduced tax burdens from operations. If unprecedented interpretations are applied by the customs and tax authorities governing such programs and regimes, including those that would deny us the use of such incentives granted historically in the ordinary course, and assuming we are unable to successfully challenge such interpretation or otherwise able to recover any amounts pursuant to the contractual provisions of the applicable drilling contract, then the amount of the applicable tariff, which would depend on many factors, could reasonably be expected to increase our operating costs.

Our ability to operate worldwide depends on our ability to obtain the necessary visas and work permits for our personnel to travel in and out of, and to work in, the jurisdictions in which we operate. Governmental actions in some of the jurisdictions in which we operate may make it difficult for us to move our personnel in and out of these jurisdictions by delaying or withholding the approval of these permits. If we are unable to obtain visas and work permits for the employees we need to conduct our operations on a timely basis, we might not be able to perform our obligations under our drilling contracts, which could allow our customers to cancel the contracts. If our customers cancel some of our drilling contracts, and we are unable to secure new drilling contracts on a timely basis and on substantially similar terms, it could have a material adverse effect on our business and on our financial position, results of operations or cash flows.

FAILURE TO COMPLY WITH ANTI-BRIBERY STATUTES, SUCH AS THE U.S. FOREIGN CORRUPT PRACTICES ACT AND THE U.K. BRIBERY ACT 2010, COULD RESULT IN FINES, CRIMINAL PENALTIES, DRILLING CONTRACT TERMINATIONS AND AN ADVERSE EFFECT ON OUR BUSINESS.

The U.S. Foreign Corrupt Practices Act ("FCPA"), the U.K. Bribery Act 2010 ("Bribery Act") and similar anti-bribery laws in other jurisdictions, generally prohibit companies and their intermediaries from making improper payments for the purpose of obtaining or retaining business. We operate in many parts of the world that have experienced corruption to some degree and, in certain circumstances, strict compliance with anti-bribery laws may conflict with local customs and practices. If we are found to be liable for violations under the FCPA, the Bribery Act or other similar laws, either due to our acts or omissions or due to the acts or omissions of others, including our partners in our various joint ventures and of the current or former officers, directors or employees of any companies we have acquired, we could suffer from civil and criminal penalties or other sanctions, which could have a material adverse effect on our business or our financial position, results of operations or cash flows. In addition, investors could negatively view potential violations, inquiries or allegations of misconduct under the FCPA, the Bribery Act or similar laws, which could adversely affect our reputation and the market for our shares.

We could also face fines, sanctions and other penalties from authorities in relevant jurisdictions, including prohibition of our participating in or curtailment of business operations in those jurisdictions and the seizure of rigs or other assets. Additionally, our business and results of operations could be adversely affected as a result of claims by customers, agents, shareholders, debt holders, other interest holders, current or former employees or other constituents of our company who, in connection with alleged or actual noncompliance with antibribery and related laws, may seek to impose penalties, seek remedies, terminate drilling contracts or take other actions adverse to our interests. Our business and results of operations may be adversely affected if we are required to dedicate significant time and resources to investigate and resolve allegations of misconduct, regardless of the merit of such allegations. Further, disclosure of the subject matter of any investigation could adversely affect our reputation and our ability to obtain new business with potential customers, to retain existing business with our current customers, to attract and retain employees and to access the capital markets.

WE ARE SUBJECT TO INVESTIGATIONS AND LITIGATION THAT, IF NOT RESOLVED IN OUR FAVOR AND NOT SUFFICIENTLY INSURED AGAINST, COULD HAVE A MATERIAL ADVERSE EFFECT ON US.

We are subject to a variety of disputes, investigations and litigation. Certain of our subsidiaries are subject to and have been involved in litigation with certain of our customers and other constituents. Certain of our subsidiaries are named as defendants in numerous lawsuits alleging personal grievances or injury, including as a result of exposure to asbestos or toxic fumes or resulting from other occupational diseases, such as silicosis, and various other medical issues that can remain undiscovered for a considerable amount of time. Some of these subsidiaries that have been put on notice of potential liabilities have no assets. Certain subsidiaries are subject to litigation relating to environmental damage. We are also subject to a number of significant tax disputes. We cannot predict the outcome of these investigations and cases or the potential costs to resolve them. Insurance may not be applicable or sufficient in all cases and insurers may not remain solvent and policies may not be located. Suits against non-asset-owning subsidiaries have given and may in the future give rise to alter ego or successor-in-interest claims against us and our asset-owning subsidiaries to the extent a subsidiary is unable to pay a claim or insurance is not available or sufficient to cover the claims. To the extent that one or more pending or future investigations or litigation matters is not resolved in our favor and is not covered by insurance, such matter or matters could have a material adverse effect on our financial position, results of operations or cash flows.

WE ARE SUBJECT TO CYBERSECURITY RISKS AND THREATS AS WELL AS RISKS RELATED TO THE USE OF ARTIFICIAL INTELLIGENCE AND THE REGULATION OF DATA PRIVACY AND SECURITY.

We depend on data and digital technologies to conduct our offshore and onshore operations, to collect payments from customers and to pay vendors and employees. Our data protection measures and measures taken by our customers and vendors may not prevent unauthorized access of information technology systems, and when such unauthorized access occurs, we, our customers or vendors may not detect the incident in time to prevent harm or damage. Threats to our information technology systems, and the systems of our customers and vendors, associated with cybersecurity risks and cyber-incidents or attacks continue to grow and may pose new or unknown cybersecurity risks and challenges, including as a result of the use of emerging technologies, such as AI, machine learning, generative AI and large language models. Such threats may derive from human error, fraud or malice, social engineering on the part of employees or third parties, or may result from accidental technological failure. In addition, breaches to our systems and systems of our customers and vendors could go unnoticed for some period of time. Risks associated with these threats include disruptions of certain systems on our rigs; other impairments of our ability to conduct our operations; loss or ransom of intellectual property, proprietary information, personal identifiable information or customer and vendor data; disruption of our customers' and vendors' operations; misappropriation of assets; loss or damage to our customer and vendor data delivery systems; and increased costs to prevent, respond to or mitigate cybersecurity events. A breach could also originate from, or compromise, our customers' and vendors' or other third-party networks outside of our control. A breach may also result in legal claims or proceedings against us by our shareholders, employees, customers, vendors and governmental authorities, both U.S. and non-U.S. If such a cyber-incident were to occur, it could have a material adverse effect on our business or on our financial position, results of operations or cash flows.

Our business has introduced and continues to incorporate AI to improve our processes and to further improve productivity. Issues in the development and use of AI, combined with an uncertain regulatory environment, may result in new or enhanced governmental or regulatory scrutiny, litigation, confidentiality or security risks, reputational harm, liability or other adverse consequences to our business operations, all of which could adversely affect our business, financial condition and results of operations.

In addition, data privacy and the unauthorized disclosure of personal data and confidential information pose increasingly complex compliance challenges and have the potential to elevate our costs under various laws and regulations, including privacy regulations that have been adopted or may in the future be adopted by, or be applicable from time to time to, countries, states, and other jurisdictions or authorities. Any failure by us to comply with these laws and regulations, including as a result of a security or privacy breach, could result in significant penalties, litigation and liabilities for us. Additionally, if we acquire a company that has violated or is not in compliance with applicable data protection laws, we may incur significant liabilities and penalties as a result.

ACTS OF TERRORISM, PIRACY AND POLITICAL AND SOCIAL UNREST COULD AFFECT THE MARKET FOR DRILLING SERVICES.

Acts of terrorism and social unrest, brought about by world political events or otherwise, have caused instability in the world's financial and insurance markets in the past and may occur in the future. Such acts could be directed against companies such as ours. In addition, acts of terrorism, piracy and social unrest could lead to increased volatility in prices for crude oil and natural gas and could affect the market for drilling services. Insurance premiums could increase and coverage may be unavailable in the future. Government regulations may effectively preclude us from engaging in business activities in certain countries. These regulations could be amended to cover countries where we currently operate or where we may wish to operate in the future. Our drilling contracts do not generally provide indemnification against loss of capital assets or loss of revenues resulting from acts of terrorism, piracy or political or social unrest. We have limited insurance for our assets providing coverage for physical damage losses resulting from certain risks, such as terrorist acts, piracy, vandalism, sabotage, civil unrest, expropriation and acts of war, and we do not carry insurance for loss of revenues resulting from such risks.

RISKS RELATED TO TAXES

A CHANGE IN TAX LAWS, TREATIES OR REGULATIONS, OR THEIR INTERPRETATION, OF ANY COUNTRY IN WHICH WE HAVE OPERATIONS, ARE INCORPORATED OR ARE RESIDENT COULD RESULT IN A HIGHER EFFECTIVE TAX RATE ON OUR CONSOLIDATED EARNINGS AND INCREASE OUR CASH TAX PAYMENTS.

We are subject to changes in applicable tax laws, treaties or regulations in the jurisdictions in which we operate and earn income, and such changes could include laws or policies directed toward companies organized in jurisdictions with low tax rates with the intent to increase their tax burden. Several jurisdictions have implemented and continue to implement the Organization for Economic Co-operation and Development Pillar 2 or other tax related provisions that are aimed at preventing base erosion and profit shifting, ensuring income is subject to a minimum level of taxation and preventing treaty misuse. The application of these provisions is not always certain, and jurisdictions are still developing their rules and interpretations with regard to same. Any material change to tax laws, treaties, regulations or policies, their interpretation or application, or the adoption of new interpretations of existing laws and rulings, in any of the jurisdictions in which we operate, are incorporated or resident, could result in a higher effective tax rate on our worldwide earnings and such change could have a significant adverse effect on our financial position, results of operations or cash flows.

A LOSS OF A MAJOR TAX DISPUTE OR A SUCCESSFUL TAX CHALLENGE TO OUR OPERATING STRUCTURE, INTERCOMPANY PRICING POLICIES OR THE TAXABLE PRESENCE OF OUR KEY SUBSIDIARIES IN CERTAIN COUNTRIES COULD RESULT IN A HIGHER EFFECTIVE TAX RATE ON OUR CONSOLIDATED EARNINGS AND INCREASE OUR CASH TAX PAYMENTS.

We are subject to tax laws, treaties and regulations in the countries in which we operate and earn income. Our income taxes are based on the applicable tax laws and tax rates in effect in the countries in which we operate and earn income as well as upon our operating structures in these countries. Our income tax returns are subject to review and examination in these jurisdictions, and we do not recognize the benefit of income tax positions that are not more likely than not to be respected upon challenge by a tax authority. If any tax authority successfully challenges our operational structure, intercompany pricing policies or the taxable presence of our key subsidiaries in certain countries; or if the terms of certain income tax treaties are interpreted in a manner that is adverse to our structure; or if we lose a material tax dispute in any country, our effective tax rate on our worldwide earnings could increase substantially and our earnings and cash flows from operations could be materially adversely affected. For example, we believe that neither we nor our non-U.S. subsidiaries, other than those that report a U.S. trade or business or a U.S. permanent establishment, were or are engaged in a trade or business in the U.S. or, if applicable, maintained or maintain a permanent establishment in the U.S. The determination of the aforementioned, among other things, involves considerable judgment. If the U.S. Internal Revenue Service were to disagree, then we could be subject to additional U.S. corporate income and branch profits taxes on the portion of our earnings effectively connected to such U.S. business or, if applicable, attributable to such U.S. permanent establishment during the period in which this was considered to have occurred. If this occurs, our effective tax rate on worldwide earnings for that period could increase substantially, we could be subject to assessments in previously filed returns that remain open to audit and our earnings and cash flows from operations for that period could be adversely affected.

RISKS RELATED TO OUR JURISDICTION OF ORGANIZATION AND GOVERNING DOCUMENTS

AS A SWISS CORPORATION, OUR FLEXIBILITY MAY BE LIMITED WITH RESPECT TO CERTAIN ASPECTS OF CAPITAL MANAGEMENT AND SWIFT IMPLEMENTATION OF CERTAIN INITIATIVES OR STRATEGIES.

Under Swiss law, our shareholders may approve a general share capital authorization, referred to under Swiss law as a capital band, that allows the board of directors to issue new shares without additional shareholder approval within a period of up to five years and for up to a maximum of 50 percent of a company's issued share capital. The general share capital authorization approved by shareholders at the May 2025 annual general meeting provides for a capital band that authorizes our board of directors to issue up to 188,165,780 new fully paid-in shares for general corporate purposes at any time until May 30, 2026. Our board of directors has made full use of the general share issuance authorization under Article 5, Section A of our Articles of Association by issuing 188,165,780 shares into Transocean's treasury. Accordingly, shareholders at our annual general meeting in May 2026 may be requested to approve a renewal and increase of our general share capital authorization for an additional term. Subject to certain exceptions, Swiss law also grants preemptive rights to existing shareholders to subscribe for new issuances of shares. Further, Swiss law does not provide as much flexibility in the various terms that can attach to different classes of shares as the laws of some other jurisdictions. Swiss law also reserves for shareholder approval certain corporate actions, such as approval of dividends, over which a board of directors would have authority in some other jurisdictions. These Swiss law requirements relating to our capital management may limit our flexibility to swiftly implement certain initiatives or strategies, and situations may arise where greater flexibility would have provided substantial benefits to our shareholders.

We are required, from time to time, to evaluate the carrying amount of our investments in affiliates, as presented on our Swiss standalone balance sheet. If we determine that the carrying amount of any such investment exceeds its fair value, we may conclude that such investment is impaired. Any recognized loss associated with such a non-cash impairment could result in our net assets no longer covering our statutory share capital and statutory capital reserves. Under Swiss law, if our net assets cover less than 50 percent of our statutory share capital and the non-distributable part of the statutory capital and profit reserves, the board of directors must take appropriate measures or, to the extent such measures fall within the competence of the general meeting of shareholders, convene a general meeting of shareholders, and propose measures to remedy such a capital loss. Appropriate measures depend on the circumstances and the magnitude of the recognized loss and may include seeking shareholder approval for offsetting the aggregate loss, or a portion thereof, with our statutory capital reserves, including qualifying additional paid-in capital otherwise available for distributions to shareholders, or raising new equity. Depending on the circumstances, we may also need to use qualifying additional paid-in capital available for distributions to reduce our accumulated net loss and such use might reduce our ability to make distributions without subjecting our shareholders to Swiss withholding tax.

Distributions to shareholders in the form of a par value reduction and dividend distributions out of qualifying additional paid-in capital are currently not subject to the 35 percent Swiss federal withholding tax. However, the Swiss withholding tax rules could be changed in the future, and any such change may adversely affect us or our shareholders. In addition, over the long term, the amount of par value available for us to use for par value reductions or the amount of qualifying additional paid-in capital available for us to pay out as distributions is limited. If we are unable to make a distribution through a reduction in par value, or out of qualifying additional paid-in capital as shown on Transocean Ltd.'s standalone Swiss statutory financial statements, we may not be able to make distributions without subjecting our shareholders to Swiss withholding taxes.

Under Swiss tax law, repurchases of shares for the purposes of capital reduction are treated as a partial liquidation subject to a 35 percent Swiss withholding tax based on the difference between the repurchase price and the related amount of par value and the related amount of qualifying additional paid-in capital, if any. At our 2009 annual general meeting, shareholders approved a share repurchase program. If we repurchase shares, we expect to use an alternative procedure pursuant to which we repurchase shares via a "virtual second trading line" from market players, such as banks and institutional investors, who are generally entitled to receive a full refund of the Swiss withholding tax. The use of such "virtual second trading line" with respect to share repurchase programs is subject to the approval of the competent Swiss tax and other authorities. We may not be able to repurchase as many shares as we would like to repurchase for purposes of capital reduction on the "virtual second trading line" without subjecting the selling shareholders to Swiss withholding taxes.

WE ARE SUBJECT TO ANTI-TAKEOVER PROVISIONS.

Our articles of association and Swiss law contain provisions that could prevent or delay an acquisition of the company by means of a tender offer, a proxy contest or otherwise. Actions taken under such provisions may adversely affect prevailing market prices for our shares, and could, among other things:

- provide that the board of directors is authorized, within the limits set forth in the Articles of Association, to issue a specified number of shares. As of February 17, 2026, the board's issuance authority under the capital band has been fully utilized and no further shares may currently be issued. However, the board's authority to reduce the share capital within the capital band, remains in effect. Upon any such reduction of share capital, the board's authority to issue new shares would again become available, up to the limits provided in the Articles of Association and subject to the expiry of the capital band on May 30, 2026, unless renewed or amended by the shareholders in accordance with the company's practice;
- provide for a conditional share capital that authorizes the issuance of additional shares up to a maximum amount of 11.7 percent of the share capital registered in the commercial register as of February 17, 2026 without obtaining additional shareholder approval through: (1) the exercise of conversion, exchange, option, warrant or similar rights for the subscription of shares granted in connection with bonds, options, warrants or other securities newly or already issued in national or international capital markets or new or already existing contractual obligations by or of any of our subsidiaries; or (2) in connection with the issuance of shares, options or other share-based awards;
- provide that any shareholder who wishes to propose any business or to nominate a person or persons for election as director at any annual meeting may only do so if we are given advance notice;
- provide that directors can be removed from office only by the affirmative vote of the holders of at least 66 2/3 percent of the shares entitled to vote;
- provide that a merger or demerger transaction requires the affirmative vote of the holders of at least 66 2/3 percent of the shares represented at the meeting and provide for the possibility of a so-called cash-out or squeeze-out merger if the acquirer controls 90 percent of the outstanding shares entitled to vote at the meeting;
- provide that any action required or permitted to be taken by the holders of shares must be taken at a duly called annual or extraordinary general meeting of shareholders;
- limit the ability of our shareholders to amend or repeal some provisions of our articles of association; and
- limit transactions between us and an "interested shareholder," which is generally defined as a shareholder that, together with its affiliates and associates, beneficially, directly or indirectly, owns 15 percent or more of our shares entitled to vote at a general meeting.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 1C. CYBERSECURITY

RISK MANAGEMENT AND STRATEGY

Our approach to managing cybersecurity risk and safeguarding information across our organization embeds data protection and cybersecurity risk management throughout our enterprise and daily operations. We maintain processes for identifying, assessing and managing material risks, including such risks from cybersecurity threats, and such processes are integrated into our overall risk management system. Our enterprise risk register inventories significant risks to our company, including significant cybersecurity risks, and we maintain a separate functional risk register, specifically focusing on potential cybersecurity risks. Within these risk registers, we record each identified risk, describe its likelihood of occurrence and assess its potential impact, including the materiality thereof. As part of this exercise, mitigating measures are planned and implemented into action as necessary. As an additional feature of our cybersecurity risk management process, we have engaged an external service provider to support our cybersecurity team by performing penetration tests and periodic external security evaluations.

We undertake to align our cybersecurity program, which encompasses both enterprise security and operational security, with the standards of the National Institute of Standards and Technology Cybersecurity Framework. We maintain continuous cyber threat-detection systems and have established an incident response plan, which contains playbooks for addressing and recovering from potential material cyberattacks and breaches of data security. In addition to establishing security measures for vendors, we require onboarding orientation and periodic training for all employees and board members that focuses on cybersecurity and information management, and we conduct regular cybersecurity awareness campaigns.

As of the date of our filing of this report, we are not aware of any cybersecurity incident that has had or is reasonably likely to have a material impact on our business operations. Given the rapid evolution of cyber-related attack techniques, including through the use of AI, cybersecurity risks associated with our information technology systems and the systems of our customers and vendors continue to grow. Notwithstanding our cybersecurity management processes, a future cybersecurity incident could have a material adverse effect on our business or on our financial position, results of operations or cash flows. See "Item 1A. Risk Factors—Risks related to laws, regulation, and governmental compliance—We are subject to cybersecurity risks and threats as well as risks related to the use of artificial intelligence and the regulation of data privacy and security."

GOVERNANCE

We involve multiple levels of oversight as a part of our approach to cybersecurity risk management. Our board of directors oversees our enterprise risk register and cybersecurity program, including related policies and procedures. As part of this oversight, the audit committee of our board of directors receives regular status reports and updates from our management team and conducts periodic executive sessions with our Vice President, Information Technology. Such status reports and executive sessions cover cybersecurity matters, such as developments to our program, key risk indicators, emerging risks, and identified incidents.

In addition, our Vice President, Information Technology, who has more than 20 years of industry experience and over 25 years of experience with the development, training and controls of effective global enterprise cybersecurity programs, oversees the implementation and compliance of our cybersecurity program and mitigation of information security related risks. Such oversight includes (i) reviewing our enterprise risk register, (ii) maintaining adequate processes to manage the identified risks under our cybersecurity program, (iii) regularly analyzing logs of cybersecurity threats and vulnerabilities and (iv) overseeing prevention, detection, mitigation and remediation efforts in general, including the development and maintenance of the above-mentioned incident response plan. Additionally, we maintain an experienced information technology team at the employee level that supports our Vice President, Information Technology in implementing our cybersecurity program and internal reporting, security and mitigation functions.

ITEM 2.   PROPERTIES

The description of our property included under "Item 1. Business—Drilling Fleet" is incorporated by reference herein. We maintain office spaces, land bases and other facilities worldwide, most of which we rent or lease, including principal executive offices in Steinhausen, Switzerland, and corporate offices in Houston, Texas, and Bermuda. We maintain additional facilities in various countries in North America, Europe, South America, Asia, Africa and Australia.

ITEM 3.   LEGAL PROCEEDINGS

We have certain actions, claims and other matters pending as discussed and reported in "Part II. Item 8. Financial Statements and Supplementary Data—Notes to Consolidated Financial Statements—Note 12—Commitments and Contingencies" and "Part II. Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Other Matters—Regulatory Matters" in our annual report. We are also involved in various tax matters as described in "Part II. Item 8. Financial Statements and Supplementary Data—Notes to Consolidated Financial Statements—Note 10—Income Taxes" and in "Part II. Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Other Matters—Tax matters" in this annual report. All such actions, claims, tax and other matters disclosed therein are incorporated herein by reference.

As of December 31, 2025, we were involved in a number of other lawsuits, regulatory matters, disputes and claims, asserted and unasserted, all of which constitute ordinary routine litigation incidental to our business and for which we do not expect the liability, if any, to have a material adverse effect on our financial position, results of operations or cash flows. We cannot predict with certainty the outcome or effect of any of the matters referred to above or of any such other pending, threatened or possible litigation or legal proceedings. We can provide no assurance that our beliefs or expectations as to the outcome or effect of any lawsuit or claim or dispute will prove correct, and the eventual outcome of these matters could materially differ from management's current estimates.

On December 17, 2021, Transocean Offshore Deepwater Drilling Inc. ("TODDI"), our wholly owned subsidiary, received a letter from the U.S. Department of Justice (the "DOJ") related to alleged violations by our subsidiary of its Clean Water Act ("CWA") National

Pollutant Discharge Elimination System permit for the western U.S. Gulf of America ("Permit"). The alleged violations, involving seven of our drillships, were identified by the U.S. Environmental Protection Agency ("EPA") following an initial inspection in 2018 of our compliance with the Permit and the CWA and relate to deficiencies with respect to administrative monitoring and reporting obligations. In connection with the initial EPA inspection, we initiated modifications to our Permit and CWA compliance processes and maintained a dialogue with the EPA regarding the design and implementation of enhancements to these processes. At the DOJ's invitation, in an effort to resolve the matter, we initiated settlement discussions with the DOJ, which concluded with the execution of a civil consent decree by and between the DOJ, EPA, and TODDI, effective January 3, 2024 (the "Consent Decree"), that resolved the claims of the DOJ based upon the alleged violations of our Permit and the CWA. Pursuant to the Consent Decree, we agreed to pay an immaterial monetary civil penalty, and we further agreed (i) to take or continue to take certain corrective actions to ensure current and future Permit and CWA compliance, including implementing certain procedures and submitting reports and other information, in each case according to the timelines and as described in the Consent Decree, (ii) to appoint an independent auditor to review, audit and report on our compliance with certain of our obligations thereunder, and (iii) to certain non-exclusive stipulated monetary penalties if we fail to comply with applicable provisions of the Consent Decree. We may request termination of the Consent Decree after we have (x) completed timely the civil penalty payment and any accrued stipulated penalty requirements of the Consent Decree, and (y) maintained continuous satisfactory compliance with the Consent Decree for at least three years. We do not believe that the enforcement of the Consent Decree would have a material adverse effect on our financial position, results of operations or cash flows.

In addition to the legal proceedings described above, we may from time to time identify other matters that we monitor through our compliance program or in response to events arising generally within our industry and in the markets where we do business. We evaluate matters on a case-by-case basis, investigate allegations in accordance with our policies and cooperate with applicable governmental authorities. Through the process of monitoring and proactive investigation, we strive to ensure no violation of our policies, Code of Integrity or law has occurred, or will occur; however, we can provide no assurance as to the outcome of these matters.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED SHAREHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

MARKET FOR SHARES OF OUR COMMON EQUITY

Our shares are listed on the New York Stock Exchange under the ticker symbol "RIG." On February 17, 2026, we had 1,102,848,748 shares outstanding and 4,246 holders of record of our shares.

SHAREHOLDER MATTERS

Swiss tax consequences to our shareholders

Overview—The tax consequences discussed below are not a complete analysis or listing of all the possible tax consequences that may be relevant to our shareholders. Shareholders should consult their own tax advisors in respect of the tax consequences related to receipt, ownership, purchase or sale or other disposition of our shares and the procedures for claiming a refund of withholding tax.

Swiss income tax on dividends and similar distributions—A non-Swiss holder is not subject to Swiss income taxes on dividend income and similar distributions in respect of our shares, unless the shares are attributable to a permanent establishment or a fixed place of business maintained in Switzerland by such non-Swiss holder. However, dividends and similar distributions are subject to Swiss withholding tax, subject to certain exceptions. See "—Swiss withholding tax on dividends and similar distributions to shareholders."

Swiss wealth tax—A non-Swiss holder is not subject to Swiss wealth taxes unless the holder's shares are attributable to a permanent establishment or a fixed place of business maintained in Switzerland by such non-Swiss holder.

Swiss capital gains tax upon disposal of shares—A non-Swiss holder is not subject to Swiss income taxes for capital gains unless the holder's shares are attributable to a permanent establishment or a fixed place of business maintained in Switzerland by such non-Swiss holder. In such case, the non-Swiss holder is required to recognize capital gains or losses on the sale of such shares, which are subject to cantonal, communal and federal income tax.

Swiss withholding tax on dividends and similar distributions to shareholders—A Swiss withholding tax of 35 percent is due on dividends and similar distributions to our shareholders from us, regardless of the place of residency of the shareholder, subject to the exceptions discussed under "*Exemption*" below. We will be required to withhold at such rate and remit on a net basis any payments made to a holder of our shares and pay such withheld amounts to the Swiss federal tax authorities.

Exemption—Distributions to shareholders in the form of a par value reduction or out of qualifying additional paid-in capital for Swiss statutory purposes are exempt from Swiss withholding tax. On December 31, 2025, the aggregate amount of par value of our outstanding shares was $110.2 million, and the aggregate amount of qualifying additional paid-in capital of our outstanding shares was $18.1 billion. Consequently, we expect that a substantial amount of any potential future distributions may be exempt from Swiss withholding tax.

Refund available to Swiss holders—A Swiss tax resident, corporate or individual, can recover the withholding tax in full if such resident is the beneficial owner of our shares at the time the dividend or other distribution becomes due and provided that such resident reports the gross distribution received on such resident's income tax return, or in the case of an entity, includes the taxable income in such resident's income statement.

Refund available to non-Swiss holders—If the shareholder that receives a distribution from us is not a Swiss tax resident, does not hold our shares in connection with a permanent establishment or a fixed place of business maintained in Switzerland, and resides in a country that has concluded a treaty for the avoidance of double taxation with Switzerland for which the conditions for the application and protection of and by the treaty are met, then the shareholder may be entitled to a full or partial refund of the withholding tax described above. Switzerland has entered into bilateral treaties for the avoidance of double taxation with respect to income taxes with numerous countries, including the U.S., whereby under certain circumstances all or part of the withholding tax may be refunded. The procedures for claiming treaty refunds, and the time frame required for obtaining a refund, may differ from country to country.

Refund available to U.S. residents—The Swiss-U.S. tax treaty provides that U.S. residents eligible for benefits under the treaty can seek a refund of the Swiss withholding tax on dividends for the portion exceeding 15 percent, leading to a refund of 20 percent, or a 100 percent refund in the case of qualified pension funds. As a general rule, the refund will be granted under the treaty if the U.S. resident can show evidence of the following: (a) beneficial ownership, (b) U.S. residency and (c) meeting the U.S.-Swiss tax treaty's limitation on benefits requirements. The claim for refund must be filed with the Swiss federal tax authorities (Eigerstrasse 65, 3003 Bern, Switzerland), not later than December 31 of the third year following the year in which the dividend payments became due. The relevant Swiss tax form is Form 82C for companies, 82E for other entities and 82I for individuals. These forms can be obtained from any Swiss Consulate General in the U.S. or from the Swiss federal tax authorities at the above address or can be downloaded from the webpage of the Swiss federal tax administration. Each form must be completed in triplicate, with each copy duly completed and signed before a notary public in the U.S. Evidence that the withholding tax was withheld at the source must also be included.

Stamp duties in relation to the transfer of shares—The purchase or sale of our shares may be subject to Swiss federal stamp taxes on the transfer of securities irrespective of the place of residency of the purchaser or seller if the transaction takes place through or with a Swiss bank or other Swiss securities dealer, as those terms are defined in the Swiss Federal Stamp Tax Act and no exemption applies in the specific case. If a purchase or sale is not entered into through or with a Swiss bank or other Swiss securities dealer, then no stamp tax will be due. The applicable stamp tax rate is 0.075 percent for each of the two parties to a transaction and is calculated based on the purchase price or sale proceeds. If the transaction does not involve cash consideration, the transfer stamp duty is computed on the basis of the market value of the consideration.

Share repurchases

Overview—Shares repurchased for the purpose of capital reduction are treated as a partial liquidation subject to a 35 percent Swiss withholding tax based on the difference between the repurchase price and the related amount of par value and the related amount of qualifying additional paid-in capital, if any. We would be required to remit on a net basis the purchase price with the Swiss withholding tax deducted to a holder of our shares and pay the withholding tax to the Swiss federal tax authorities. However, for such repurchased shares, the portions of the repurchase price that are attributable to the par value and the qualifying additional paid-in capital for Swiss statutory reporting purposes are not subject to the Swiss withholding tax.

If we repurchase shares, we expect to use an alternative procedure pursuant to which we repurchase our shares via a "virtual second trading line" from market players, such as banks and institutional investors, who are generally entitled to receive a full refund of the Swiss withholding tax. The use of such "virtual second trading line" with respect to share repurchase programs is subject to approval of the competent Swiss tax and other authorities. We may not be able to repurchase as many shares as we would like to repurchase for purposes of capital reduction on the "virtual second trading line" without subjecting the selling shareholders to Swiss withholding taxes. The repurchase of shares for purposes other than for cancellation, such as to retain as treasury shares for use in connection with stock incentive plans, convertible debt or other instruments within certain periods, are not generally subject to Swiss withholding tax. In addition, in November 2025, the U.S. Department of the Treasury adopted final regulations under the Inflation Reduction Act of 2022, whereby an excise tax of one percent would be imposed on stock repurchases in the event one of our U.S. subsidiaries funds the stock repurchase.

Own share limitation—Under Swiss corporate law, the right of a company and its subsidiaries to repurchase and hold its own shares is limited. A company may repurchase its shares to the extent it has freely distributable reserves as shown on its Swiss statutory balance sheet in the amount of the purchase price and if the aggregate par value of all shares held by the company as treasury shares does not exceed 10 percent of the company's share capital recorded in the Swiss Commercial Register, whereby for purposes of determining whether the 10 percent threshold has been reached, shares repurchased under a share repurchase program for cancellation purposes authorized by the company's shareholders are disregarded. As of February 17, 2026, together, Transocean Ltd. and Transocean International Limited, a Bermuda exempted company and our wholly owned subsidiary, held as treasury shares 8.4 percent of our issued shares. Our board of directors could, to the extent freely distributable reserves are available, authorize the repurchase of additional shares for purposes other than cancellation, such as to retain treasury shares for use in satisfying our obligations in connection with incentive plans or other rights to acquire our shares. Based on the number of shares held as treasury shares as of February 17, 2026, 1.6 percent of our issued shares could be repurchased for purposes of retention as additional treasury shares. Although our board of directors has not approved such a share repurchase program for the purpose of retaining repurchased shares as treasury shares, if it did so, any such shares repurchased would be in addition to any shares repurchased under the currently approved program.

Share repurchase program—In May 2009, at our annual general meeting, shareholders approved and authorized our board of directors, at its discretion, to repurchase for cancellation any amount of our shares for an aggregate purchase price of up to CHF 3.50 billion. On February 12, 2010, our board of directors authorized our management to implement the share repurchase program. At December 31, 2025, the authorization remaining under the share repurchase program was for the repurchase of our outstanding shares for an aggregate purchase price of up to CHF 3.24 billion, equivalent to $4.09 billion. We intend to fund any repurchases using available cash balances and cash from operating activities. The share repurchase program could be suspended or discontinued by our board of directors or company management, as applicable, at any time. We may decide, based on our ongoing capital requirements, the price of our shares, regulatory and tax considerations, cash flow generation, the amount and duration of our contract backlog, general market conditions, debt rating considerations and other factors, that we should retain cash, reduce debt, make capital investments or acquisitions or otherwise use cash for general corporate purposes. Decisions regarding the amount, if any, and timing of any share repurchases will be made from time to time based on these factors. Any repurchased shares under the share repurchase program would be held by us for cancellation by the shareholders at a future general meeting of shareholders.

ISSUER PURCHASES OF EQUITY SECURITIES

Period	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of publicly announced plans or programs	Approximate dollar value of shares that may yet be purchased under the plans or programs (in millions) (a)
October 2025	—	$ —	—	$ 4,091
November 2025	—	—	—	4,091
December 2025	—	—	—	4,091
Total	—	$ —	—	$ 4,091

ITEM 6. RESERVED

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

INTRODUCTION

Transocean Ltd. (together with its subsidiaries and predecessors, unless the context requires otherwise, "Transocean," "we," "us" or "our") is a leading international provider of offshore contract drilling services for oil and gas wells. As of February 17, 2026, we owned or had partial ownership interests in and operated 27 mobile offshore drilling units, consisting of 20 ultra-deepwater drillships and seven harsh environment semisubmersibles.

We provide, as our primary business, contract drilling services in a single operating segment, which involves contracting our mobile offshore drilling rigs, related equipment and work crews to drill oil and gas wells. We specialize in technically demanding regions of the global offshore drilling business with a particular focus on ultra-deepwater and harsh environment drilling services. Our drilling fleet is one of the most versatile fleets in the world, consisting of drillships and semisubmersible floaters used in support of offshore drilling activities and offshore support services on a worldwide basis.

We perform contract drilling services by deploying our high-specification fleet in a single, global market that is geographically dispersed in oil and gas exploration and development areas throughout the world. Although rigs can be moved from one region to another, the cost of moving rigs and the availability of rig-moving vessels may cause the supply and demand balance to fluctuate somewhat between regions. Still, significant variations between regions do not tend to persist long term because of rig mobility. The location of our rigs and the allocation of resources to operate, build or upgrade our rigs are determined by the activities and needs of our customers.

The information contained in this section should be read in conjunction with the information contained in "Part I. Item 1. Business," "Part I. Item 1A. Risk Factors" and the audited consolidated financial statements and the notes thereto included under "Item 8. Financial Statements and Supplementary Data" elsewhere in this annual report. The following discussion of our results of operations and liquidity and capital resources includes comparisons for the years ended December 31, 2025 and 2024. For a discussion, including comparisons, of our results of operations and liquidity and capital resources for the years ended December 31, 2024 and 2023, see "Part II. Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" of our annual report on Form 10-K for the year ended December 31, 2024, filed with the United States ("U.S.") Securities and Exchange Commission on February 18, 2025.

SIGNIFICANT EVENTS

Agreement to acquire Valaris—On February 9, 2026, we and Valaris Limited, an exempted company limited by shares incorporated under the laws of Bermuda ("Valaris"), entered into a Business Combination Agreement (the "Agreement") providing for the combination of Transocean and Valaris (the "Business Combination"). Pursuant to the Agreement, and on the terms and subject to the conditions thereof, we will acquire all of the issued and outstanding common shares, par value $0.01 each, of Valaris (the "Valaris Shares") in exchange for Transocean Ltd. shares, par value $0.10 each, at an exchange ratio of 15.235 Transocean Ltd. shares for each Valaris Share. See Notes to Consolidated Financial Statements—Note 1—Business.

Held-for-sale asset impairments—In the year ended December 31, 2025, we recognized an aggregate loss of $3.05 billion ($3.04 billion, or $3.16 per diluted share, net of tax), associated with the impairment of six ultra-deepwater floaters and one harsh environment floater, together with related assets, which we determined were impaired at the time we classified the assets as held for sale, and two ultra-deepwater floaters, together with related assets, which we previously classified as held for sale and determined the assets were further impaired. See "—Operating Results."

Disposal of assets—In the year ended December 31, 2025, we completed the sale of the ultra-deepwater floaters *Development Driller III*, *Discoverer Americas*, *Discoverer Clear Leader*, *Discoverer Inspiration*, *Discoverer Luanda* and *GSF Development Driller I*, together with related assets, for aggregate net cash proceeds of $71 million. In January 2026, we completed the sale of the ultra-deepwater drillship *Discoverer India*, together with related assets, for aggregate net cash proceeds of $14 million, including $1 million received as a deposit in the year ended December 31, 2025. See "—Liquidity and Capital Resources—Sources and uses of liquidity."

Share issuance—In September 2025, we issued 143.8 million Transocean Ltd. shares and received $421 million aggregate cash proceeds, net of issue costs. See "—Liquidity and Capital Resources—Sources and uses of liquidity."

Debt issuance—In October 2025, we issued $500 million aggregate principal amount of 7.875% senior guaranteed notes due October 2032 (the "7.875% Senior Guaranteed Notes") and received $492 million aggregate cash proceeds, net of issue costs. See "—Liquidity and Capital Resources—Sources and uses of liquidity."

Debt redemption—In October 2025, we made an aggregate cash payment of $903 million, including related costs, to fully redeem $655 million aggregate principal amount of 8.00% senior notes due February 2027 and $248 million aggregate principal amount of 6.875% senior secured notes due February 2027. See "—Liquidity and Capital Resources—Sources and uses of liquidity."

Debt exchanges—In the year ended December 31, 2025, we entered into separate, individually negotiated agreements (as amended, the "Exchange Agreements") with certain holders of the 4.00% senior guaranteed exchangeable bonds due December 2025 (the "4.00% Exchangeable Bonds"). In the year ended December 31, 2025, the holders exchanged $196 million aggregate principal amount of 4.00% Exchangeable Bonds under the terms of the Exchange Agreements and received an aggregate 73.3 million Transocean Ltd. shares. See "—Operating Results" and "—Liquidity and Capital Resources—Sources and uses of liquidity."

Debt tender offers—In October 2025, we made an aggregate cash payment of $100 million, including related costs, to complete cash tender offers for $89 million aggregate principal amount of the validly tendered 7.35% senior notes due December 2041 (the "7.35% Senior Notes") and $16 million aggregate principal amount of the validly tendered 7.00% notes due June 2028. See "—Liquidity and Capital Resources—Sources and uses of liquidity."

Debt repurchases—In the year ended December 31, 2025, we made an aggregate cash payment of $36 million, including related costs, to complete open market repurchases of $36 million aggregate principal amount of the 7.00% notes due June 2028 and $1 million aggregate principal amount of the 7.35% Senior Notes. See "—Liquidity and Capital Resources—Sources and uses of liquidity."

OUTLOOK

Drilling market—Our industry outlook remains positive, informed by numerous long-term forecasts indicating that hydrocarbons will continue to be a critical source of energy for the foreseeable future. In response to persistent geopolitical instability, supply chain constraints, and the limitations of renewable energy technologies, many governments and operators are reassessing their energy strategies. Rather than accelerating a shift away from fossil fuels, many policy makers are prioritizing energy security, resulting in a diverse and resilient supply portfolio. This shift underscores the continued need for accessible, reliable, cost-effective, and transportable energy sources, with offshore oil and gas increasingly viewed as a strategic asset. We believe these dynamics will support sustained, long-term demand for oil and natural gas.

In the context of the natural depletion of existing fields, maintaining current oil and natural gas production levels will require both the development of existing resources and continued investment in exploration to identify new reserve opportunities. We believe that oil and natural gas producers will invest a greater portion of their budgets in offshore drilling, and particularly in deepwater, where resource potential, production longevity, and project economics are favorable, to achieve their production and reserve replacement targets.

Although hydrocarbon prices remain sensitive to geopolitical events, macroeconomic policy decisions, and short-term supply fluctuations, we expect the overall economics of deepwater projects to remain attractive. Deepwater and harsh-environment fields continue to generate competitive economic returns and are of generally lower carbon intensity compared to many other hydrocarbon sources, making them consistently compelling for capital deployment.

While the long-term outlook for offshore drilling activity remains positive across all major deepwater sectors, we expect our customers to continue to be disciplined in capital spending. Consistent with our prior expectations, tendering activity and contract awards increased during the latter part of 2025. Additional contracting opportunities are anticipated through the first half of 2026 for projects commencing in 2027 and 2028. In the near term, continued pressure on utilization may result in the retirement of uncompetitive rigs.

We expect demand for harsh-environment rigs to remain strong through the end of the decade, driven primarily by activity in Norway—the largest market for such units—and by emerging opportunities in new geographies suited for harsh-environment capable rigs. Several high-specification semisubmersible rigs that previously mobilized to other harsh-environment markets such as Namibia, the Black Sea, and Australia may ultimately return to the region depending on project requirements and market conditions.

Fleet status—We refer to the availability of our rigs in terms of the uncommitted fleet rate. The uncommitted fleet rate is defined as the number of uncommitted days divided by the total number of rig calendar days in the measurement period, expressed as a percentage. An uncommitted day is defined as a calendar day during which a rig is idle or stacked, is not contracted to a customer and is not committed to a shipyard. The uncommitted fleet rates exclude the effect of priced options. As of February 19, 2026, our uncommitted fleet rates for each of the five years in the period ending December 31, 2030 were as follows:

	2026	2027	2028	2029	2030
Uncommitted fleet rate					
Ultra-deepwater floaters	36 %	52 %	82 %	91 %	98 %
Harsh environment floaters	5 %	45 %	97 %	100 %	100 %

PERFORMANCE AND OTHER KEY INDICATORS

Contract backlog—We believe our contract backlog provides an indicator of our future revenue-earning opportunities. Contract backlog is defined as the maximum contractual operating dayrate multiplied by the number of days remaining in the firm contract period, including certain performance-based provisions for which achievement is probable, excluding provisions for mobilization, demobilization, contract preparation, other incentive provisions or reimbursement revenues, which are not expected to be material to our contract drilling revenues. The contract backlog represents the maximum contract drilling revenues that can be earned considering the reported operating dayrate in effect during the firm contract period. The contract backlog for our fleet was as follows:

	February 19, 2026	October 15, 2025	February 12, 2025
		(in millions)	
Contract backlog			
Ultra-deepwater floaters	$ 4,477	$ 5,105	$ 6,363
Harsh environment floaters	1,587	1,623	1,965
Total contract backlog	$ 6,064	$ 6,728	$ 8,328

Our contract backlog includes only firm commitments which are represented by signed drilling contracts or, in some cases, by other definitive agreements awaiting contract execution. It does not include conditional agreements and options to extend firm commitments.

The average contractual dayrate relative to our contract backlog is defined as the average maximum contractual operating dayrate to be earned per operating day and certain performance-based provisions expected to be achieved in the measurement period. An operating day is defined as a day for which a rig is contracted to earn a dayrate during the firm contract period after operations commence. At February 19, 2026, the contract backlog and average contractual dayrates for our fleet were as follows:

	Total	For the years ending December 31,				
		2026	2027	2028	2029	2030
		(in millions, except average dayrates)				
Contract backlog						
Ultra-deepwater floaters	$ 4,477	$ 1,819	$ 1,576	$ 627	$ 359	$ 96
Harsh environment floaters	1,587	922	632	33	—	—
Total contract backlog	$ 6,064	$ 2,741	$ 2,208	$ 660	$ 359	$ 96
Average contractual dayrates						
Ultra-deepwater floaters	$ 470,000	$ 461,000	$ 450,000	$ 488,000	$ 557,000	$ 635,000
Harsh environment floaters	$ 449,000	$ 447,000	$ 454,000	$ 424,000	$ —	$ —
Total fleet average	$ 464,000	$ 456,000	$ 451,000	$ 484,000	$ 557,000	$ 635,000

The actual amount of revenues earned and the actual periods in which revenues are earned will differ from the amounts and periods shown in the tables above due to various factors, including shipyard and maintenance projects, unplanned downtime and other factors that result in lower applicable dayrates than the full contractual operating dayrate. Additional factors that could affect the amount and timing of actual revenues to be recognized include customer liquidity issues and contract suspension or termination that may be available to our customers under certain circumstances.

The contractual operating dayrate may be higher than the actual dayrate we ultimately receive because an alternative contractual dayrate, such as a waiting-on-weather rate, waiting-on-customer rate, repair rate, standby rate or force majeure rate, may apply under certain circumstances. The contractual operating dayrate may also be higher than the actual dayrate we ultimately receive because of a number of factors, including rig downtime or suspension of operations. In certain contracts, the actual dayrate may be reduced to zero if, for example, repairs extend beyond a stated period of time. See "Part I. Item 1A. Risk Factors—Risks related to our business—Our current backlog of contract drilling revenues may not be fully realized."

Average daily revenue—We believe average daily revenue provides a comparative measurement unit for our revenue-earning performance. Average daily revenue is defined as operating revenues, excluding revenues for contract terminations, reimbursements and contract intangible amortization, earned per operating day. The average daily revenue for our fleet was as follows:

	Years ended December 31,		
	2025	2024	2023
Average daily revenue			
Ultra-deepwater floaters	$ 456,900	$ 428,000	$ 393,700
Harsh environment floaters	$ 456,200	$ 435,900	$ 354,300
Total fleet average daily revenue	$ 456,700	$ 430,100	$ 382,300

Our average daily revenue fluctuates relative to market conditions and our revenue efficiency. The average daily revenue may be affected by incentive performance bonuses or penalties or demobilization fee revenues. Revenues for a newbuild unit are included in the calculation when the rig commences operations upon acceptance by the customer. We remove a rig from the calculation upon disposal or classification as held for sale, unless we continue to operate the rig, in which case we remove the rig upon completion or novation of the contract.

Revenue efficiency—We believe revenue efficiency measures our ability to ultimately convert our contract backlog into revenues. Revenue efficiency is defined as actual operating revenues, excluding revenues for contract terminations and reimbursements, for the measurement period divided by the maximum revenue calculated for the measurement period, expressed as a percentage. Maximum revenue is defined as the greatest amount of contract drilling revenues the drilling unit could earn for the measurement period, excluding revenues for incentive provisions, reimbursements and contract terminations. The revenue efficiency rates for our fleet were as follows:

	Years ended December 31,		
	2025	2024	2023
Revenue efficiency			
Ultra-deepwater floaters	95.7 %	93.4 %	96.5 %
Harsh environment floaters	98.4 %	97.5 %	97.8 %
Total fleet average revenue efficiency	96.5 %	94.5 %	96.8 %

Our revenue efficiency rate varies due to revenues earned under alternative contractual dayrates, such as a waiting-on-weather rate, waiting-on-customer rate, repair rate, standby rate, force majeure rate or zero rate, that may apply under certain circumstances. Our revenue efficiency rate is also affected by incentive performance bonuses or penalties. We include newbuilds in the calculation when the rigs commence operations upon acceptance by the customer. We exclude rigs that are not operating under contract, such as those that are stacked.

Rig utilization—We present our rig utilization as an indicator of our ability to secure work for our fleet. Rig utilization is defined as the total number of operating days divided by the total number of rig calendar days in the measurement period, expressed as a percentage. The rig utilization rates for our fleet were as follows:

	Years ended December 31,		
	2025	2024	2023
Rig utilization			
Ultra-deepwater floaters	69.1 %	57.3 %	49.4 %
Harsh environment floaters	82.6 %	71.1 %	59.1 %
Total fleet average rig utilization	72.4 %	60.5 %	51.9 %

Our rig utilization rate declines as a result of idle and stacked rigs and during shipyard, contract preparation and mobilization periods. We include newbuilds in the calculation when the rigs commence operations upon acceptance by the customer. We remove a rig from the calculation upon disposal or classification as held for sale, unless we continue to operate the rig, in which case we remove the rig upon completion or novation of the contract. Accordingly, our rig utilization can increase when we remove idle or stacked units from our fleet.

OPERATING RESULTS

Year ended December 31, 2025 compared to the year ended December 31, 2024

The following is an analysis of our operating results. See "—Performance and Other Key Indicators" for definitions of operating days, average daily revenue, revenue efficiency and rig utilization.

	Years ended December 31,		Change	% Change
	2025	2024		
	(in millions, except day amounts and percentages)			
Operating days	8,220	7,848	372	5 %
Average daily revenue	$ 456,700	$ 430,100	$ 26,600	6 %
Revenue efficiency	96.5 %	94.5 %		
Rig utilization	72.4 %	60.5 %		
Contract drilling revenues	$ 3,965	$ 3,524	$ 441	13 %
Operating and maintenance expense	(2,406)	(2,199)	(207)	(9)%
Depreciation and amortization expense	(659)	(739)	80	11 %
General and administrative expense	(195)	(214)	19	9 %
Loss on impairment of assets	(3,049)	(772)	(2,277)	nm
Gain (loss) on disposal of assets, net	7	(17)	24	nm
Operating loss	(2,337)	(417)	(1,920)	nm
Other income (expense), net				
Interest income	40	50	(10)	(20)%
Interest expense	(555)	(362)	(193)	(53)%
Gain on retirement of debt	3	161	(158)	(98)%
Other, net	(99)	45	(144)	nm
Loss before income taxes	(2,948)	(523)	(2,425)	nm
Income tax benefit	33	11	22	nm
Net loss	$ (2,915)	$ (512)	$ (2,403)	nm

"nm" means not meaningful.

Contract drilling revenues—Contract drilling revenues increased for the year ended December 31, 2025, compared to the year ended December 31, 2024, primarily due to the following: (a) approximately $140 million resulting from higher average daily revenues, (b) approximately $110 million resulting from increased utilization, (c) approximately $80 million resulting from increased revenue efficiency for the fleet, (d) approximately $70 million resulting from increased activity for the operations of our newbuild ultra-deepwater drillship *Deepwater Aquila* and (e) approximately $50 million resulting from increased reimbursement revenues. These increases were partially offset by approximately $10 million resulting from one less calendar day in the year ended December 31, 2025.

Costs and expenses—Operating and maintenance costs and expenses increased for the year ended December 31, 2025, compared to the year ended December 31, 2024, primarily due to the following: (a) approximately $85 million resulting from increased activity for the operations of our active fleet, (b) approximately $50 million resulting from increased reimbursable costs, (c) a net increased loss of approximately $45 million associated with certain legal outcomes that resulted in a net non-cash loss of $20 million in the current year compared to a net gain of $25 million from favorable settlements in the earlier year, (d) approximately $35 million resulting from the operations of our newbuild *Deepwater Aquila* and (e) approximately $35 million resulting from the estimated effect of inflation on personnel and other operating costs. These increases were partially offset by the following: (a) approximately $25 million resulting from rigs classified as held for sale or sold, (b) approximately $15 million resulting from lower supply chain costs and (c) approximately $5 million resulting from costs associated with the early retirement of certain personnel in the earlier year.

Depreciation and amortization expense decreased for the year ended December 31, 2025, compared to the year ended December 31, 2024, primarily due to the following: (a) $97 million resulting from rigs sold or classified as held for sale and (b) $9 million resulting from assets that were retired or had reached the end of their useful lives, partially offset by (c) $27 million resulting from one acquired harsh environment semisubmersible, one newbuild ultra-deepwater drillship and other property and equipment placed into service in the earlier year.

General and administrative costs and expenses decreased for the year ended December 31, 2025, compared to the year ended December 31, 2024, primarily due to the following: (a) $8 million resulting from decreased legal and professional fees, (b) $5 million resulting from decreased personnel costs, primarily associated with the early retirement of certain personnel in the earlier year, and (c) approximately $4 million resulting from decreased technology costs.

Impairment of assets—In the year ended December 31, 2025, we recognized a loss associated with the impairment of the ultra-deepwater floaters *Deepwater Champion*, *Discoverer Americas,* *Discoverer Clear Leader*, *Discoverer India,* *Discoverer Luanda*, *GSF Development Driller I* and the harsh environment semisubmersible *Henry Goodrich* together with related assets, which we determined were impaired at the time we classified them as held for sale, and *Development Driller III* and *Discoverer Inspiration* together with related assets, which were previously classified as held for sale and we determined were further impaired. In the year ended December 31, 2024, we recognized a loss associated with the impairment of the ultra-deepwater floaters *Deepwater Nautilus*, *Development Driller III* and *Discoverer Inspiration*, together with related assets, which we determined were impaired at the time we classified them as held for sale.

Disposal of assets—In the year ended December 31, 2025, we recognized a net gain of $4 million associated with the disposal of rigs and related assets. In the years ended December 31, 2025 and 2024, we recognized a net gain of $3 million and a net loss of $16 million, respectively, associated with the disposal of assets unrelated to rig sales.

Other income and expense—Interest expense increased in the year ended December 31, 2025, compared to the year ended December 31, 2024, primarily due to the following: (a) $204 million increased interest resulting from a decreased gain on the fair value adjustment of the bifurcated compound exchange feature embedded in the indenture governing the 4.625% senior guaranteed exchangeable bonds due September 2029 (the "4.625% Exchangeable Bonds"), (b) $55 million increased interest resulting from debt issued in the earlier year and (c) $15 million increased interest resulting from interest costs capitalized for our newbuild construction program completed in the earlier year, partially offset by (d) $79 million decreased interest resulting from debt repaid as scheduled or early retired.

In the year ended December 31, 2025, we recognized a net gain on retirement of debt due to the following: (a) a net gain of $4 million associated with the retirement of $105 million aggregate principal amount of notes validly tendered in the tender offers completed in the year, partially offset by (b) a net loss of $1 million associated with the redemption of $940 million aggregate principal amount of our debt securities. In the year ended December 31, 2024, we recognized a net gain on retirement of debt due to the following: (a) a net gain of $144 million associated with the retirement of $845 million aggregate principal amount of notes validly tendered in the tender offers completed in the year and (b) a net gain of $17 million associated with the redemption of $852 million aggregate principal amount of our debt securities.

Other expense net, increased in the year ended December 31, 2025, compared to the year ended December 31, 2024, primarily due to the following: (a) a loss of $99 million associated with, pursuant to the Exchange Agreements, the issuance of additional Transocean Ltd. shares to certain holders of 4.00% Exchangeable Bonds in the current year, (b) a net increased loss of $29 million associated with currency exchange rate changes and (c) decreased income of $22 million associated with non-service components of net periodic benefit income.

Income tax expense—In the years ended December 31, 2025 and 2024, our effective tax rate was 1.1 percent and 2.2 percent, respectively, based on loss before income tax benefit. In the years ended December 31, 2025 and 2024, the effect of various discrete period tax items was a net tax benefit of $193 million and $158 million, respectively. In the year ended December 31, 2025, such discrete items included changes to various uncertain tax positions, valuation allowances, rig ownership changes and rig basis changes related to impairments. In the year ended December 31, 2024, such discrete items included changes to deferred taxes resulting from operational and structural changes related to rig movements and asset impairments, changes to valuation allowances and settlements and expirations of various uncertain tax positions. In the years ended December 31, 2025 and 2024, our effective tax rate, excluding discrete items, was 81.2 percent and 159.1 percent, respectively, based on income or loss before income tax expense. In the year ended December 31, 2025 compared to the year ended December 31, 2024, our effective tax rate excluding discrete items increased primarily due to changes in the relative blend of income from operations in certain jurisdictions.

Due to our operating activities and organizational structure, our income tax expense or benefit does not change proportionally with our income or loss before income taxes. We may have subsidiaries with tax expense on taxable earnings that exceeds the tax benefits in other jurisdictions, or vice versa, which sometimes results in a negative effective tax rate or unusually large effective tax rates relative to consolidated income or loss before income tax expense or benefit. Our rig operating structures further complicate our tax calculations, especially in instances where we have more than one operating structure for the taxing jurisdiction and, thus, more than one method of calculating taxes depending on the operating structure utilized by the rig under the contract.

LIQUIDITY AND CAPITAL RESOURCES

Sources and uses of cash

In the year ended December 31, 2025, our primary sources of cash were net cash provided by our operating activities, net cash proceeds from the issuance of shares and net cash proceeds from the issuance of debt. Our primary uses of cash were debt repayments and capital expenditures.

	Years ended December 31,		Change
	2025	2024	
		(in millions)	
Cash flows from operating activities			
Net loss	$ (2,915)	$ (512)	$ (2,403)
Non-cash items, net	3,773	1,201	2,572
Changes in operating assets and liabilities, net	(109)	(242)	133
	$ 749	$ 447	$ 302

Net cash provided by operating activities increased primarily due to (a) increased cash received from customers and (b) decreased cash paid to suppliers, partially offset by (c) increased cash paid for personnel-related costs.

	Years ended December 31,					
	2025		**2024**		**Change**	
			(in millions)			
Cash flows from investing activities						
Capital expenditures	$	(123)	$	(254)	$	131
Investment in loan to unconsolidated affiliates		—		(3)		3
Proceeds from disposal of assets, net of costs to sell		84		101		(17)
Proceeds from disposal of equity investment in unconsolidated affiliate		6		—		6
Cash acquired in acquisition of unconsolidated affiliates		—		5		(5)
	$	(33)	$	(151)	$	118

Net cash used in investing activities decreased primarily due to (a) decreased capital expenditures, resulting principally from the completion of our newbuild construction program in the earlier year, partially offset by (b) decreased proceeds from disposal of assets.

	Years ended December 31,					
	2025		**2024**		**Change**	
			(in millions)			
Cash flows from financing activities						
Repayments of debt	$	(1,556)	$	(2,103)	$	547
Proceeds from issuance of debt, net of issue costs		492		1,770		(1,278)
Proceeds from issuance of shares, net of issue costs		421		—		421
Other, net		(17)		(17)		—
	$	(660)	$	(350)	$	(310)

Net cash used in financing activities increased primarily due to (a) decreased net cash proceeds from the issuance of $500 million aggregate principal amount of 7.875% Senior Guaranteed Notes in the current year compared to the issuance of $900 million aggregate principal amount of 8.25% senior notes due May 2029 and $900 million aggregate principal amount of 8.50% senior secured notes due May 2031 in the earlier year, partially offset by (b) decreased cash used to repay debt, resulting principally from the early retirement of $1.05 billion aggregate principal amount of certain debt securities in redemptions, tender offers and repurchases in the current year compared to the early retirement of $1.70 billion aggregate principal amount of certain of our debt securities in redemptions and tender offers completed in the earlier year, and (c) net cash proceeds from the issuance of shares with no comparable activity in the earlier year.

Sources and uses of liquidity

Overview—We expect to use existing unrestricted cash balances, cash flows from operating activities, borrowings under our Secured Credit Facility, proceeds from the disposal of assets or proceeds from the issuance of debt or shares to fulfill anticipated near-term obligations, which may include capital expenditures, working capital and other operational requirements, scheduled debt maturities and installments or other debt-related deposits or reservations of unrestricted cash. At December 31, 2025, we had $620 million in unrestricted cash and cash equivalents and $377 million in restricted cash and cash equivalents. We have generated positive cash flows from operating activities over recent years and, although we cannot provide assurances, we expect that such cash flows will continue to be positive over the next year. For example, among other factors, if we incur costs for reactivation or contract preparation of multiple rigs or to otherwise assure the marketability of our fleet or general economic, financial, industry or business conditions deteriorate, our cash flows from operations may be reduced or negative.

We have a Secured Credit Facility that provides us with a borrowing capacity of $510 million through its maturity on June 22, 2028. Our Secured Credit Facility, which is secured by, among other things, a lien on eight of our ultra-deepwater drillships and two of our harsh environment semisubmersibles, contains certain restrictive covenants, including a minimum guarantee coverage ratio of 3.0 to 1.0, a minimum collateral coverage ratio of 2.1 to 1.0 and a minimum liquidity requirement of $200 million, among others. The Secured Credit Facility also restricts the ability of Transocean Ltd. and certain of our subsidiaries to, among other things, merge, consolidate or otherwise make changes to the corporate structure, incur liens, incur additional indebtedness, enter into transactions with affiliates and permits, subject to certain conditions, us to pay dividends and repurchase our shares. For more information about our Secured Credit Facility and our outstanding debt instruments, see Notes to Consolidated Financial Statements—Note 8—Debt.

Although we currently anticipate relying on these sources of liquidity, including cash flows from operating activities and borrowings under our Secured Credit Facility, among others, we may in the future consider establishing additional financing arrangements with banks or other capital providers and subject to market conditions and other factors, we may be required to provide collateral for any such future financing arrangements. Our secured indentures include collateral rig leverage ratios. During periods where collateral rigs have experienced reduced levels of operating efficiency or utilization, we have in the past deposited cash into the applicable debt service reserve account and taken other actions, including obtaining consents of holders of certain of our secured debt, as applicable, in order to satisfy the applicable collateral rig leverage ratio, and we may in the future take such actions from time to time, as necessary. For more information about our indentures and our debt and equity securities, see Notes to Consolidated Financial Statements—Note 8—Debt and Notes to Consolidated Financial Statements—Note 13—Equity.

Debt and equity markets—From time to time, we seek to access the capital markets in connection with our ongoing efforts to prudently manage our capital structure and improve our liquidity position. For example, we have completed multiple debt and equity transactions, including tender offers, redemptions, exchanges and retirement of existing debt. Subject to then-existing market conditions and our expected liquidity needs, among other factors, we may also use existing unrestricted cash balances, cash flows from operating activities, or proceeds from asset sales to manage our capital structure, including by purchasing or exchanging any of our debt or equity securities in the open market, in privately negotiated transactions, or through tender or exchange offers, or by redeeming any of our outstanding debt securities pursuant to the terms of the applicable governing document, if applicable. Any future purchases, exchanges or other transactions may be on the same terms or on terms that are more or less favorable to holders than the terms of any prior transaction. We can provide no assurance as to which, if any, of these alternatives, or combinations thereof, we may choose to pursue in the future, if at all, or as to the timing with respect to any future transactions. For more information about our debt and equity transactions during the three-year period ended December 31, 2025, see Notes to Consolidated Financial Statements—Note 8—Debt and Notes to Consolidated Financial Statements—Note 13—Equity.

Our ability and willingness to access the debt and equity markets is a function of a variety of factors, including, among others, general economic, industry or market conditions, market perceptions of us and our industry and credit rating agencies' views of our debt. General economic or market conditions could have an adverse effect on our business and financial position and on the business and financial position of our customers, suppliers and lenders and could affect our ability to access the capital markets on acceptable terms or at all and our future need or ability to borrow under our Secured Credit Facility. In addition to our potential sources of funding, the effects of such global events could impact our liquidity or cause us to need to alter our allocation or sources of capital, implement further cost reduction measures and change our financial strategy. Additionally, the rating of our long-term debt is below investment grade, which is causing us to experience increased fees and interest rates under our Secured Credit Facility and indentures governing certain of our senior notes. Future downgrades may further restrict our ability to access the debt market for sources of capital and may negatively impact the cost of such capital at a time when we would like, or need, to access such markets, which could have an impact on our flexibility to react to changing economic and business conditions.

Drilling fleet—From time to time, we review possible acquisitions of businesses and drilling rigs, as well as noncontrolling ownership interests in other companies, and we may make significant future capital commitments for such purposes. We may also consider investments related to major rig upgrades, new rig construction, or the acquisition of a rig under construction. Any such acquisition or investment has involved, and in the future could involve, the payment by us of a substantial amount of cash or the issuance of a substantial number of additional shares or other securities. Our failure to subsequently secure drilling contracts in these instances, if not already secured, could have an adverse effect on our results of operations or cash flows.

The ultimate amount of our capital expenditures is partly dependent upon financial market conditions, the actual level of operational and contracting activity, the costs associated with the current regulatory environment and customer requested capital improvements and equipment for which the customer agrees to reimburse us. As with any major shipyard project that takes place over an extended period, the actual costs, the timing of expenditures and the project completion date may vary from estimates based on numerous factors, including actual contract terms, weather, exchange rates, shipyard labor conditions, availability of suppliers to recertify equipment and market demand for required components and resources. We intend to fund the cash requirements for our projected capital expenditures by using available cash balances, cash generated from operations and asset sales, borrowings under our Secured Credit Facility and financing arrangements with banks or other capital providers. Economic conditions and other factors could impact the availability of these sources of funding.

From time to time, we may also review the possible disposition of certain drilling assets. During the year ended December 31, 2025, we completed the disposal of six ultra-deepwater floaters, together with related assets, in sales for recycling. As of December 31, 2025, we had classified as held for sale two ultra-deepwater drillships and one harsh environment semisubmersible, together with related assets, and we have committed to sell these drilling units for recycling. In January 2026, we completed the sale of one ultra-deepwater drillship, together with related assets, previously classified as held for sale. Considering market conditions, we may identify additional drilling units to be sold for scrap, recycling or alternative purposes. See Notes to Consolidated Financial Statements—Note 6—Long-Lived Assets.

Contractual obligations—We provide additional information about our cash requirements for known contractual and other obligations on both a short-term and long-term basis in the notes to our consolidated financial statements as follows:

- For additional information regarding our operating and finance lease obligations, see Notes to Consolidated Financial Statements—Note 7—Leases.
- For additional information regarding our debt obligations and scheduled maturities, see Notes to Consolidated Financial Statements—Note 8—Debt.
- For additional information regarding the obligations to our employees under our various postemployment benefit plans, see Notes to Consolidated Financial Statements—Note 9—Benefit Plans.
- For additional information regarding our tax obligations, see Notes to Consolidated Financial Statements—Note 10—Income Taxes.
- For additional information regarding our obligations under long-term service agreements and our material contingencies, see Notes to Consolidated Financial Statements—Note 12—Commitments and Contingencies.

Other commercial commitments—We have other commercial commitments, such as standby letters of credit and surety bonds that guarantee certain performance activities, tax commitments and customs or other obligations in various jurisdictions. The cash obligations of these commitments, which are primarily geographically concentrated in Brazil, are not normally called because we typically comply with the underlying performance requirements. For additional information regarding our standby letters of credit and surety bond guarantees, see Notes to Consolidated Financial Statements—Note 12—Commitments and Contingencies.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Overview

We prepare our consolidated financial statements in accordance with accounting principles generally accepted in the U.S., which require us to make estimates that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures of contingent assets and liabilities. These estimates require significant judgments and assumptions. We evaluate our estimates on an ongoing basis using historical experience and various other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying amounts of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

We consider the following to be our critical accounting policies and estimates since they are very important to the portrayal of our financial condition and results and require our most subjective and complex judgments. We have discussed the development, selection and disclosure of such policies and estimates with the audit committee of our board of directors. For information about our significant accounting policies and accounting standards updates, see Notes to Consolidated Financial Statements—Note 2—Significant Accounting Policies and Notes to Consolidated Financial Statements—Note 3—Accounting Standards Updates.

Income taxes

Overview—We provide for income taxes based on expected taxable income, statutory rates and tax laws in the jurisdictions in which we operate or have a taxable presence. The relationship between our provision for or benefit from income taxes and our income or loss before income taxes can vary significantly from period to period considering, among other factors, (a) the overall level of income before income taxes, (b) changes in the blend of income that is taxed based on gross revenues rather than income before taxes, (c) rig movements between taxing jurisdictions and (d) our rig operating structures. Consequently, our income tax expense does not change proportionally with our income or loss before income taxes.

Uncertain tax positions—We apply significant judgment to evaluate our tax positions based on the interpretation of tax laws in various jurisdictions and with the use of estimates and assumptions regarding significant future events, such as the amount, timing and character of income, deductions and tax credits. Our tax liability in any given year could be affected by changes in tax laws, regulations, agreements, and treaties, currency exchange restrictions or our level or profitability of operations in each jurisdiction. The tax laws relating to the offshore drilling industry in certain jurisdictions in which we operate are not well developed, requiring us to apply incremental judgment. Although we employ the best information available at the time we prepare our annual tax provision, a number of years may elapse before the tax liabilities in the various jurisdictions are ultimately determined.

Our tax returns are undergoing examinations in several taxing jurisdictions covering various years. We review our assets and liabilities on an ongoing basis and, to the extent audits or other events cause us to adjust our previously recognized assets or liabilities, we record those adjustments in the period of the event. Our potential tax liabilities are dependent on numerous factors that cannot be reasonably projected, including among others, the amount and nature of additional taxes potentially asserted by local tax authorities; the willingness of local tax authorities to negotiate a fair settlement through an administrative process; the impartiality of the local courts; and the potential for changes in the taxes paid to one country that either produce, or fail to produce, offsetting tax changes in other countries.

Unrecognized tax benefits—We establish liabilities for estimated tax exposures, and we recognize the provisions and benefits resulting from changes to those liabilities, together with related interest and penalties, in income tax expense or benefit. Income tax exposure items primarily include potential challenges to permanent establishment or active trading positions, intercompany pricing, disposition transactions, and withholding tax rates and their applicability. Such tax exposures may be affected by changes in applicable tax law or other factors, which could cause us to revise our prior estimates, and are generally resolved through the settlement of audits within the tax jurisdictions or by judicial means. At December 31, 2025 and 2024, we had unrecognized tax benefits of $302 million and $414 million, respectively, including interest and penalties, against which we recorded net operating loss deferred tax assets of $235 million and $372 million, respectively, resulting in net unrecognized tax benefits of $67 million and $42 million, respectively, including interest and penalties, that upon reversal would favorably impact our effective tax rate.

Valuation allowance—We apply significant judgment to determine whether our deferred tax assets will be fully or partially realized. To evaluate our ability to realize deferred tax assets, we consider all available positive and negative evidence, including projected future taxable income and the existence of cumulative losses in recent years. We continually evaluate opportunities to utilize our deferred tax assets. We record a valuation allowance for deferred tax assets when it is more likely than not that some or all of the benefit from the deferred tax asset will not be realized. For example, we may record a valuation allowance for deferred tax assets resulting from net operating losses incurred during the year in certain jurisdictions for which the benefit of the losses will not be realized or for foreign tax credit carryforwards that may expire prior to their utilization. During the years ended December 31, 2025 and 2024, in connection with our evaluation of the projected realizability of our deferred tax assets, we determined that our consolidated cumulative loss incurred over the recent three-year period has limited our ability to consider other subjective evidence, such as projected contract activity rather than contract backlog. See Notes to Consolidated Financial Statements—Note 10—Income Taxes.

Property and equipment

Overview—We apply significant judgment to account for our property and equipment, consisting primarily of offshore drilling rigs and related equipment, related to estimates and assumptions for useful lives and salvage values. At December 31, 2025 and 2024, the carrying amount of our property and equipment was $12.58 billion and $15.83 billion, respectively, representing 80 percent and 82 percent, respectively, of our total assets.

Useful lives and salvage values—We depreciate our assets using the straight-line method over their estimated useful lives after allowing for salvage values. We estimate useful lives and salvage values by applying judgments and assumptions that reflect both historical experience and expectations regarding future operations, rig utilization and asset performance. Useful lives and salvage values of rigs are difficult to estimate due to a variety of factors, including (a) technological advances that impact the methods or cost of oil and gas exploration and development, (b) changes in market or economic conditions and (c) changes in laws or regulations affecting the drilling industry. Applying different judgments and assumptions in establishing the useful lives and salvage values would likely result in materially different net carrying amounts and depreciation expense for our assets. We reevaluate the remaining useful lives and salvage values of our rigs when certain events occur that directly impact the useful lives and salvage values of the rigs, including changes in operating condition, functional capability and market and economic factors. We may also consider major capital upgrades required to perform certain contracts and the long-term impact of those upgrades on future marketability. At December 31, 2025, a hypothetical one-year increase in the useful lives of all of our rigs would cause a decrease in our annual depreciation expense of approximately $22 million and a hypothetical one-year decrease would cause an increase in our annual depreciation expense of approximately $12 million.

Long-lived asset impairment—We review our property and equipment for impairment when events or changes in circumstances indicate that the carrying amounts of our assets held and used may not be recoverable. Potential impairment indicators include rapid declines in commodity prices and related market conditions, declines in dayrates or utilization, cancellations of contracts or credit concerns of multiple customers. During periods of oversupply, we may idle or stack rigs for extended periods of time until market conditions change, or we may elect to sell certain rigs for scrap, which in combination with other indicators above, could be an indication that an asset group may be impaired since supply and demand are the key drivers of rig utilization and our ability to contract our rigs at economical rates. Our rigs are mobile units, equipped to operate in geographic regions throughout the world and, consequently, we may mobilize rigs from an oversupplied region to a more profitable and temporarily undersupplied region when it is economical to do so. Many of our contracts generally allow our customers to relocate our rigs from one geographic region to another, subject to certain conditions, and our customers utilize this capability to meet their worldwide drilling requirements. Accordingly, our rigs are considered to be interchangeable within each asset group, and we evaluate impairment by asset group. We consider our asset groups to be ultra-deepwater floaters and harsh environment floaters.

We assess recoverability of assets held and used by projecting undiscounted cash flows for the asset group being evaluated. When the carrying amount of the asset group is determined to be unrecoverable, we recognize an impairment loss, measured as the amount by which the carrying amount of the asset group exceeds its estimated fair value. To estimate the fair value of each asset group, we apply a variety of valuation methods, incorporating income, market and cost approaches. We may weigh the approaches, under certain circumstances, when relevant data is limited, when results are inconclusive or when results deviate significantly. Our estimate of fair value generally requires us to use significant unobservable inputs, representative of Level 3 fair value measurements, including assumptions related to the long-term future performance of our asset groups, such as projected revenues and costs, dayrates, rig utilization and revenue efficiency. These projections involve uncertainties that rely on assumptions about demand for our services, future market conditions and technological developments. Because our business is cyclical, the results of our impairment testing are expected to vary significantly depending on the timing of the assessment relative to the business cycle. Altering either the timing of or the assumptions used to estimate fair value and development of significant unanticipated changes to the assumptions could materially alter an outcome that could otherwise result in an impairment loss. Given the nature of these evaluations and their application to specific asset groups and specific time periods, it is not possible to reasonably quantify the impact of changes in these assumptions.

We also consider a held-for-sale asset to be impaired to the extent its carrying amount exceeds its estimated fair value less cost to sell. In the years ended December 31, 2025, 2024, and 2023, we recognized a loss of $3.05 billion, $772 million, and $57 million, respectively, associated with the impairment of assets that we determined were impaired at the time we classified such assets as held for sale or we identified changes in circumstances that indicated assets previously classified as held for sale were further impaired. See Notes to Consolidated Financial Statements—Note 6—Long-Lived Assets.

OTHER MATTERS

Related party transactions

During the year ended December 31, 2025, we entered into certain related party transactions with our unconsolidated affiliates. For additional information regarding our related party transactions, see Notes to Consolidated Financial Statements—Note 4—Unconsolidated Affiliates and Notes to Consolidated Financial Statements—Note 8—Debt.

Regulatory matters

We occasionally receive inquiries from governmental regulatory agencies regarding our operations around the world, including inquiries with respect to various tax, environmental, regulatory and compliance matters. To the extent appropriate under the circumstances, we investigate such matters, respond to such inquiries and cooperate with the regulatory agencies. See Notes to Consolidated Financial Statements—Note 12—Commitments and Contingencies.

Tax matters

We conduct operations through our various subsidiaries in countries throughout the world. Each country has its own tax regimes with varying statutory rates, deductions and tax attributes, which are subject to changes resulting from new legislation, interpretation or guidance. From time to time, as a result of these changes, we may revise previously evaluated tax positions, which could cause us to adjust our recorded tax assets and liabilities. Tax authorities in certain jurisdictions are examining our tax returns and, in some cases, have issued assessments. We intend to defend our tax positions vigorously. Although we can provide no assurance as to the outcome of the aforementioned changes, examinations or assessments, we do not expect the ultimate liability to have a material adverse effect on our financial position or results of operations; however, it could have a material adverse effect on our cash flows. See Notes to Consolidated Financial Statements—Note 10—Income Taxes.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Overview—We are exposed to interest rate risk, primarily associated with our long-term debt, including current maturities. Additionally, we are exposed to equity price risk related to our exchangeable bonds and currency exchange rate risk related to our international operations.

Interest rate risk—The following table presents the scheduled installment amounts and related weighted-average interest rates of our long-term debt instruments by contractual maturity date. The following table presents information as of December 31, 2025, for each of the five years in the period ending December 31, 2030 and thereafter (in millions, except interest rate percentages):

| | Years ending December 31, | | | | | | | |
	2026	2027	2028	2029	2030	Thereafter	Total	Fair value
Debt								
Fixed rate (USD)	$ 458	$ 435	$ 612	$ 1,277	$ 411	$ 2,493	$ 5,686	$ 5,755
Average interest rate	7.26 %	7.66 %	7.90 %	7.56 %	8.75 %	7.83 %		

At December 31, 2025 and 2024, the fair value of our outstanding debt was $5.76 billion and $6.89 billion, respectively. During the year ended December 31, 2025, the fair value of our debt decreased by $1.13 billion due to the following: (a) a decrease of $1.07 billion resulting from debt retired in tender offers, redemptions and repurchases, (b) a decrease of $484 million resulting from scheduled repayments and (c) a decrease of $207 million due to principal reduction of the 4.00% Exchangeable Bonds pursuant to the Exchange Agreements. These decreases were partially offset by the following: (a) an increase of $522 million resulting from the issuance of 7.875% Senior Guaranteed Notes and (b) a net increase of $108 million resulting from changes in the market prices of our outstanding debt. See Notes to Consolidated Financial Statements—Note 8—Debt and Notes to Consolidated Financial Statements—Note 19—Risk Concentration.

The majority of our cash equivalents is subject to variable interest rates or short-term interest rates and such cash equivalents earn commensurately higher rates of return when interest rates increase.

Equity price risk—We are exposed to equity price risk primarily related to the bifurcated compound exchange feature contained within the indenture governing the 4.625% Exchangeable Bonds. The market price of our shares is the primary driver of the fair value of the exchange feature. At December 31, 2025, the fair value of the bifurcated compound exchange feature was $126 million. At December 31, 2025, a 10 percent hypothetical increase or decrease to the market price of our shares would result in a $30 million increase or $21 million decrease, respectively, to the carrying amount of the exchange feature, recorded as a component of our debt, and a corresponding adjustment to interest expense. See Notes to Consolidated Financial Statements—Note 8—Debt and Notes to Consolidated Financial Statements—Note 19—Risk Concentration.

Currency exchange rate risk—We are exposed to currency exchange rate risk primarily related to contract drilling revenues, employee compensation costs and purchasing costs that are denominated in currencies other than our functional currency, the U.S. dollar. We use a variety of techniques to minimize the exposure to currency exchange rate risk, including structuring customer payment terms and occasionally entering into forward exchange contracts. We structure customer contracts, as our primary tool to manage currency exchange rate risk, to provide for payment in both U.S. dollars and local currency where the local currency portion is based on our anticipated local currency requirements over the contract term. Due to various factors, including customer acceptance, local banking laws, national content requirements, other statutory requirements, currency liquidity, local inflation and revenue efficiency, actual local currency needs may vary from those realized in the customer contracts, resulting in partial exposure to currency exchange rate risk. The currency exchange effect resulting from our international operations generally has not had a material impact on our operating results. See Notes to Consolidated Financial Statements—Note 19—Risk Concentration.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Management's Report on Internal Control Over Financial Reporting

Management of Transocean Ltd. (the "Company," "we" or "our") is responsible for the integrity and objectivity of the financial information included in this annual report. We have prepared our financial statements in accordance with accounting principles generally accepted in the United States ("U.S."), which require us to apply our best judgement to make estimates and assumptions for certain amounts. We are responsible for establishing and maintaining a system of internal controls and procedures to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements. Our internal control system is supported by a program of internal audits and appropriate reviews by management, written policies and guidelines, careful selection of qualified personnel, and a written Code of Integrity. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements and, even when determined to be effective, can only provide reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness in future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(e) and 15d-15(e) under the U.S. Securities Exchange Act of 1934. Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2025. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission, as described in *Internal Control-Integrated Framework*, as published in 2013. Based on this assessment, management believes that the Company maintained effective internal control over financial reporting as of December 31, 2025.

The Company's independent auditors, Ernst & Young LLP, a registered public accounting firm, are appointed by the audit committee of the Company's board of directors, subject to ratification by our shareholders. Ernst & Young LLP has audited and reported on the consolidated financial statements of Transocean Ltd. and subsidiaries, and the Company's internal control over financial reporting. The reports of the independent auditors are contained in this annual report.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Transocean Ltd.

Opinion on Internal Control Over Financial Reporting

We have audited Transocean Ltd. and subsidiaries' internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Transocean Ltd. and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive loss, equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes and financial statement schedule listed in the Index at Item 15(a) and our report dated February 23, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Houston, Texas
February 23, 2026

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Transocean Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Transocean Ltd. and subsidiaries (the Company) as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive loss, equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes and financial statement schedule listed in the Index at Item 15(a) (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 23, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosure to which it relates.

Income Taxes	
Description of the Matter	As discussed in Notes 2 and 10 to the consolidated financial statements, the Company operates in multiple jurisdictions through a complex operating structure and is subject to applicable tax laws or regulations in each jurisdiction where it operates. The Company's provision for income taxes is based on the tax laws and rates applicable in each jurisdiction.
	Auditing management's provision for income taxes and related deferred taxes was complex because of the Company's multi-national operating structure. In particular, a higher degree of auditor judgment was required to evaluate the completeness of the Company's deferred tax provision as a result of the Company's interpretation of tax law in certain jurisdictions across its multiple subsidiaries.

How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company's income tax provision process, including controls over management's review of the identification of deferred income taxes and changes in the tax structure and tax laws and regulations that may impact the completeness of the Company's deferred income tax provision.
	Our audit procedures also included, among others, (i) obtaining an understanding of the Company's overall tax structure, evaluating changes in the Company's tax structure that occurred during the year as well as changes in tax law, and assessing the interpretation of those changes under the relevant jurisdiction's tax law; (ii) utilizing tax resources with appropriate knowledge of local jurisdictional laws and regulations; and (iii) evaluating the completeness of deferred income taxes.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 1999.
Houston, Texas
February 23, 2026



Ernst & Young Ltd
Maagplatz 1
P.O. Box
CH-8010 Zurich

Phone: +41 58 286 31 11
www.ey.com/en_ch

To the General Meeting of
Transocean Ltd., Steinhausen

Zurich, February 23, 2026

Report of the statutory auditor

Report on the audit of the consolidated financial statements



Opinion

We have audited the accompanying consolidated financial statements of Transocean Ltd. and its subsidiaries (the Company), which comprise the consolidated balance sheets as of December 31, 2025 and 2024, and the related consolidated statements of operations, comprehensive loss, equity, and cash flows for each of the three years in the period ended December 31, 2025, and the related notes, including a summary of significant accounting policies.

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles (US GAAP) and comply with Swiss law.



Basis for opinion

We conducted our audit in accordance with Swiss law, Swiss Standards on Auditing (SA-CH) and the standards of the Public Company Accounting Oversight Board (United States) (PCAOB standards). Our responsibility is to express an opinion on these consolidated financial statements based on our audit and our responsibilities under those provisions and standards are further described in the "Auditor's responsibilities for the audit of the consolidated financial statements" section of our report. We are a public accounting firm and are independent of the Company in accordance with the provisions of Swiss law, U.S. federal securities law, as well as the requirements of the Swiss audit profession that are relevant to audits of the financial statements of public interest entities, the U.S. Securities and Exchange Commission and the PCAOB. We have also fulfilled our other ethical responsibilities in accordance with these requirements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a reasonable basis for our opinion.



Critical audit matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosures to which it relates.

Income Taxes

Description of the Matter	As discussed in Notes 2 and 10 to the consolidated financial statements, the Company operates in multiple jurisdictions through a complex operating structure and is subject to applicable tax laws or regulations in each jurisdiction where it operates. The Company's provision for income taxes is based on the tax laws and rates applicable in each jurisdiction.
	Auditing management's provision for income taxes and related deferred taxes was complex because of the Company's multi-national operating structure. In particular, a higher degree of auditor judgment was required to evaluate the completeness of the Company's deferred tax provision as a result of the Company's interpretation of tax law in certain jurisdictions across its multiple subsidiaries.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company's income tax provision process, including controls over management's review of the identification of deferred income taxes and changes in the tax structure and tax laws and regulations that may impact the completeness of the Company's deferred income tax provision.

Our audit procedures also included, among others, (i) obtaining an understanding of the Company's overall tax structure, evaluating changes in the Company's tax structure that occurred during the year as well as changes in tax law, and assessing the interpretation of those changes under the relevant jurisdiction's tax law; (ii) utilizing tax resources with appropriate knowledge of local jurisdictional laws and regulations; and (iii) evaluating the completeness of deferred income taxes.



Other information

The Board of Directors is responsible for the other information. The other information comprises the information included in the annual report, but does not include the consolidated financial statements, the stand-alone financial statements, the compensation report and our auditor's reports thereon. The annual report is expected to be made available to us after the date of this auditor's report.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information when it becomes available and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated.



Board of Directors' responsibilities for the consolidated financial statements

The Board of Directors is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with US GAAP and the provisions of Swiss law, and for such internal control as the Board of Directors determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, the Board of Directors is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern, and using the going concern basis of accounting unless the Board of Directors either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.



Auditor's responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Swiss law, SA-CH and PCAOB standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Swiss law, SA-CH and PCAOB standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

▶ Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

▶ Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances.

▶ Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made.

▶ Conclude on the appropriateness of the Board of Directors' use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company to cease to continue as a going concern.

- ▶ Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

- ▶ Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Company to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the Company's audit. We remain solely responsible for our audit opinion.

We communicate with the Board of Directors and the Audit Committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the Board of Directors and the Audit Committee with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

From the matters arising from the audit of the consolidated financial statements that were communicated or required to be communicated to the Board of Directors and the Audit Committee, we determine those matters that related to accounts or disclosures that are material to the consolidated financial statements and involved especially challenging, subjective, or complex auditor judgment in the current period and are therefore critical audit matters.

Report on other legal and regulatory requirements



In accordance with Art. 728a para. 1 item 3 CO and PS-CH 890, we confirm that an internal control system exists, which has been designed for the preparation of the consolidated financial statements according to the instructions of the Board of Directors.

We recommend that the consolidated financial statements submitted to you be approved.

We have served as the Company's auditor since 2008.

Ernst & Young Ltd

/s/ Reto Hofer
Licensed audit expert
(Auditor in charge)

/s/ Ralph Petermann
U.S. certified public accountant

Enclosures

- ▶ Consolidated financial statements (consolidated balance sheets, consolidated statements of operations, comprehensive loss, equity, cash flows and notes)

TRANSOCEAN LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(in millions, except per share data)

		Years ended December 31,				
		2025		**2024**		**2023**
Contract drilling revenues	$	3,965	$	3,524	$	2,832
Costs and expenses						
Operating and maintenance		2,406		2,199		1,986
Depreciation and amortization		659		739		744
General and administrative		195		214		187
		3,260		3,152		2,917
Loss on impairment of assets		(3,049)		(772)		(57)
Gain (loss) on disposal of assets, net		7		(17)		(183)
Operating loss		(2,337)		(417)		(325)
Other income (expense), net						
Interest income		40		50		52
Interest expense, net of amounts capitalized		(555)		(362)		(646)
Gain (loss) on retirement of debt		3		161		(31)
Other, net		(99)		45		9
		(611)		(106)		(616)
Loss before income taxes		(2,948)		(523)		(941)
Income tax expense (benefit)		(33)		(11)		13
Net loss		(2,915)		(512)		(954)
Net income attributable to noncontrolling interest		—		—		—
Net loss attributable to controlling interest	$	(2,915)	$	(512)	$	(954)
Loss per share						
Basic	$	(3.04)	$	(0.60)	$	(1.24)
Diluted	$	(3.04)	$	(0.76)	$	(1.24)
Weighted-average shares outstanding						
Basic		960		850		768
Diluted		960		925		768

See accompanying notes.

TRANSOCEAN LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(in millions)

	Years ended December 31,		
	2025	**2024**	**2023**
Net loss	$ (2,915)	$ (512)	$ (954)
Net income attributable to noncontrolling interest	—	—	—
Net loss attributable to controlling interest	(2,915)	(512)	(954)
Components of net periodic benefit costs before reclassifications	(9)	37	6
Components of net periodic benefit costs reclassified to net loss	1	2	—
Other comprehensive income (loss) before income taxes	(8)	39	6
Income taxes related to other comprehensive income (loss)	—	—	2
Other comprehensive income (loss)	(8)	39	8
Other comprehensive income attributable to noncontrolling interest	—	—	—
Other comprehensive income (loss) attributable to controlling interest	(8)	39	8
Total comprehensive loss	(2,923)	(473)	(946)
Total comprehensive income attributable to noncontrolling interest	—	—	—
Total comprehensive loss attributable to controlling interest	$ (2,923)	$ (473)	$ (946)

See accompanying notes.

TRANSOCEAN LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in millions, except share data)

| | December 31, | |
	2025	2024
Assets		
Cash and cash equivalents	$ 620	$ 560
Accounts receivable, net	540	564
Materials and supplies, net	378	439
Assets held for sale	24	343
Restricted cash and cash equivalents	377	381
Other current assets	142	165
Total current assets	2,081	2,452
Property and equipment	17,451	22,417
Less accumulated depreciation	(4,874)	(6,586)
Property and equipment, net	12,577	15,831
Deferred tax assets, net	61	45
Other assets	923	1,043
Total assets	$ 15,642	$ 19,371
Liabilities and equity		
Accounts payable	$ 242	$ 255
Accrued income taxes	22	31
Debt due within one year	445	686
Other current liabilities	627	691
Total current liabilities	1,336	1,663
Long-term debt	5,212	6,195
Deferred tax liabilities, net	404	499
Other long-term liabilities	582	729
Total long-term liabilities	6,198	7,423
Commitments and contingencies		
Shares, $0.10 par value, 1,204,009,681 authorized, 141,262,093 conditionally authorized, 1,204,009,681 issued and 1,101,528,481 outstanding at December 31, 2025, and 1,057,879,029 authorized, 141,262,093 conditionally authorized, 940,828,901 issued and 875,830,772 outstanding at December 31, 2024	110	87
Additional paid-in capital	15,604	14,880
Accumulated deficit	(7,460)	(4,545)
Accumulated other comprehensive loss	(146)	(138)
Total controlling interest shareholders' equity	8,108	10,284
Noncontrolling interest	—	1
Total equity	8,108	10,285
Total liabilities and equity	$ 15,642	$ 19,371

See accompanying notes.

TRANSOCEAN LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EQUITY
(in millions)

	Years ended December 31,			Years ended December 31,		
	2025	2024	2023	2025	2024	2023
	Quantity			Amount		
Shares						
Balance, beginning of period	876	809	722	$ 87	$ 81	$ 71
Issuance of shares	226	67	87	23	6	10
Balance, end of period	1,102	876	809	$ 110	$ 87	$ 81
Additional paid-in capital						
Balance, beginning of period				$ 14,880	$ 14,544	$ 13,984
Share-based compensation				35	47	40
Issuance of shares				689	289	520
Balance, end of period				$ 15,604	$ 14,880	$ 14,544
Accumulated deficit						
Balance, beginning of period				$ (4,545)	$ (4,033)	$ (3,079)
Net loss attributable to controlling interest				(2,915)	(512)	(954)
Balance, end of period				$ (7,460)	$ (4,545)	$ (4,033)
Accumulated other comprehensive loss						
Balance, beginning of period				$ (138)	$ (177)	$ (185)
Other comprehensive income (loss) attributable to controlling interest				(8)	39	8
Balance, end of period				$ (146)	$ (138)	$ (177)
Total controlling interest shareholders' equity						
Balance, beginning of period				$ 10,284	$ 10,415	$ 10,791
Total comprehensive loss attributable to controlling interest				(2,923)	(473)	(946)
Share-based compensation				35	47	40
Issuance of shares				712	295	530
Balance, end of period				$ 8,108	$ 10,284	$ 10,415
Noncontrolling interest						
Balance, beginning of period				$ 1	$ 1	$ 1
Distribution to holder of noncontrolling interest				(1)	—	—
Balance, end of period				$ —	$ 1	$ 1
Total equity						
Balance, beginning of period				$ 10,285	$ 10,416	$ 10,792
Total comprehensive loss				(2,923)	(473)	(946)
Share-based compensation				35	47	40
Issuance of shares				712	295	530
Distribution to holder of noncontrolling interest				(1)	—	—
Balance, end of period				$ 8,108	$ 10,285	$ 10,416

See accompanying notes.

TRANSOCEAN LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions)

	Years ended December 31,		
	2025	**2024**	**2023**
Cash flows from operating activities			
Net loss	$ (2,915)	$ (512)	$ (954)
Adjustments to reconcile to net cash provided by operating activities:			
Amortization of contract intangible asset	—	4	52
Depreciation and amortization	659	739	744
Share-based compensation expense	35	47	40
Loss on impairment of assets	3,049	772	57
(Gain) loss on disposal of assets, net	(7)	17	183
Amortization of debt-related balances, net	48	53	51
(Gain) loss on adjustment to bifurcated compound exchange feature	(10)	(214)	127
(Gain) loss on retirement of debt	(3)	(161)	31
Loss on conversion of debt to equity	99	—	27
Loss on impairment of investment in unconsolidated affiliate	—	5	5
Deferred income tax expense (benefit)	(111)	(42)	18
Other, net	14	(19)	(1)
Changes in contract liabilities, net	(170)	45	70
Changes in deferred costs, net	86	(2)	(190)
Changes in other operating assets and liabilities, net	(25)	(285)	(96)
Net cash provided by operating activities	749	447	164
Cash flows from investing activities			
Capital expenditures	(123)	(254)	(427)
Investment in loans to unconsolidated affiliates	—	(3)	(3)
Investment in equity of unconsolidated affiliates	—	—	(10)
Proceeds from disposal of assets, net of costs to sell	84	101	10
Proceeds from disposal of equity investment in unconsolidated affiliate	6	—	—
Cash acquired in acquisition of unconsolidated affiliates	—	5	7
Net cash used in investing activities	(33)	(151)	(423)
Cash flows from financing activities			
Repayments of debt	(1,556)	(2,103)	(1,717)
Proceeds from issuance of debt, net of issue costs	492	1,770	1,983
Proceeds from issuance of shares, net of issue costs	421	—	—
Other, net	(17)	(17)	(3)
Net cash provided by (used in) financing activities	(660)	(350)	263
Net increase (decrease) in unrestricted and restricted cash and cash equivalents	56	(54)	4
Unrestricted and restricted cash and cash equivalents, beginning of period	941	995	991
Unrestricted and restricted cash and cash equivalents, end of period	$ 997	$ 941	$ 995

See accompanying notes.

TRANSOCEAN LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1—BUSINESS

Overview

Transocean Ltd. (together with its subsidiaries and predecessors, unless the context requires otherwise, "Transocean," "we," "us" or "our") is a leading international provider of offshore contract drilling services for oil and gas wells. As of December 31, 2025, we owned or had partial ownership interests in and operated a fleet of 27 mobile offshore drilling units, consisting of 20 ultra-deepwater drillships and seven harsh environment semisubmersibles.

We provide, as our primary business, contract drilling services in a single operating segment, which involves contracting our mobile offshore drilling rigs, related equipment and work crews to drill oil and gas wells. We specialize in technically demanding regions of the global offshore drilling business with a particular focus on ultra-deepwater and harsh environment drilling services. Our drilling fleet is one of the most versatile fleets in the world, consisting of drillships and semisubmersible floaters used in support of offshore drilling activities and offshore support services on a worldwide basis.

We perform contract drilling services by deploying our high-specification fleet in a single, global market that is geographically dispersed in oil and gas exploration and development areas throughout the world. The location of our rigs and the allocation of our resources to build or upgrade rigs are determined by the activities and needs of our customers. See Note 15—Supplemental Segment Information.

Agreement to acquire Valaris Limited

On February 9, 2026, we and Valaris Limited, an exempted company limited by shares incorporated under the laws of Bermuda ("Valaris"), entered into a Business Combination Agreement (the "Agreement") providing for the combination of Transocean and Valaris (the "Business Combination"). Pursuant to the Agreement, and on the terms and subject to the conditions thereof, we will acquire all of the issued and outstanding common shares, par value $0.01 each, of Valaris (the "Valaris Shares") in exchange for Transocean Ltd. shares, par value $0.10 each, at an exchange ratio of 15.235 Transocean Ltd. shares for each Valaris Share. Pursuant to the Agreement, and on the terms and subject to the conditions thereof, at the time on which the order of the Supreme Court of Bermuda providing for its sanction of the Scheme of Arrangement is filed with the Registrar of Companies of Bermuda, the Business Combination will become effective and Valaris will become our wholly owned subsidiary. The board of directors of Transocean and Valaris each unanimously approved and declared advisable the Agreement and the transactions contemplated thereby, including the Business Combination.

NOTE 2—SIGNIFICANT ACCOUNTING POLICIES

Accounting estimates—To prepare financial statements in accordance with accounting principles generally accepted in the United States ("U.S."), we must make judgments by applying estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosures of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates and assumptions, including those related to our income taxes, property and equipment, equity investments, contingencies, allowance for excess materials and supplies, assets held for sale, postemployment benefit plans and share-based compensation. We base our estimates and assumptions on historical experience and other factors that we believe are reasonable. Actual results could differ from such estimates.

Fair value measurements—We estimate fair value at an exchange price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants. Our valuation techniques require inputs that we categorize using a three-level hierarchy, from highest to lowest level of observable inputs, as follows: (1) significant observable inputs, including unadjusted quoted prices for identical assets or liabilities in active markets ("Level 1"), (2) significant other observable inputs, including direct or indirect market data for similar assets or liabilities in active markets or identical assets or liabilities in less active markets ("Level 2") and (3) significant unobservable inputs, including those that require considerable judgment for which there is little or no market data ("Level 3"). When a valuation requires multiple input levels, we categorize the entire fair value measurement according to the lowest level of input that is significant to the measurement even though we may have also utilized significant inputs that are more readily observable.

Consolidation—We consolidate entities in which we have a majority voting interest and entities that meet the criteria for variable interest entities for which we are deemed to be the primary beneficiary for accounting purposes. We eliminate intercompany transactions and accounts in consolidation. We apply the equity method of accounting for an equity investment in an unconsolidated entity if we have the ability to exercise significant influence over the entity that (a) does not meet the variable interest entity criteria or (b) meets the variable interest entity criteria, but for which we are not deemed to be the primary beneficiary. We measure other equity investments at fair value if the investment has a fair value that is readily determinable; otherwise, we measure the investment at cost, less any impairment. We separately present within equity on our consolidated balance sheets the ownership interests attributable to parties with noncontrolling interests in our consolidated subsidiaries, and we separately present net income attributable to such parties on our consolidated statements of operations. See Note 4—Unconsolidated Affiliates and Note 13—Equity.

Functional currency—We consider the U.S. dollar to be the functional currency for all of our operations since the majority of our revenues and expenditures are denominated in U.S. dollars. Consequently, our exposure to currency exchange rate fluctuations is limited.

We recognize currency exchange rate gains and losses in other, net. In the years ended December 31, 2025, 2024 and 2023, we recognized a net loss of $13 million, a net gain of $16 million and a net gain of $10 million, respectively, related to currency exchange rates.

Revenues and related pre-operating costs—We recognize revenues earned under our drilling contracts based on variable dayrates, which range from a full operating dayrate to lower rates or zero rates for periods when drilling operations are interrupted or restricted, based on the specific activities we perform during the contract on an hourly, or more frequent, basis. Such dayrate consideration is attributed to the distinct time period to which it relates within the contract term, and therefore, is recognized as we perform the services. When the operating dayrate declines over the contract term, we recognize revenues on a straight-line basis over the estimated contract period. We recognize reimbursement revenues and the corresponding costs as we provide the customer-requested goods and services, when such reimbursable costs are incurred while performing drilling operations. Prior to performing drilling operations, we may receive pre-operating revenues, on either a fixed lump-sum or variable dayrate basis, for mobilization, contract preparation, customer-requested goods and services or capital upgrades, for which we record a contract liability and recognize as revenues on a straight-line basis over the estimated contract period. We recognize losses for loss contracts as such losses are incurred. We recognize revenues for demobilization over the contract period unless otherwise constrained. We recognize revenues from contract terminations as we fulfill our obligations and all contingencies have been resolved. We apply the optional exemption that permits us to exclude disclosure of the estimated transaction price related to the variable portion of unsatisfied performance obligations at the end of the reporting period, as our transaction price is typically based on a single performance obligation consisting of a series of distinct hourly, or more frequent, periods, the variability of which will be resolved at the time of the future services.

To obtain contracts with our customers, we incur pre-operating costs to prepare a rig for contract and mobilize a rig to the drilling location. We defer such pre-operating contract preparation and mobilization costs for recognition in operating and maintenance costs over the estimated contract period on a straight-line basis, consistent with the general pace of activity. See Note 5—Revenues.

Income taxes—We provide for income taxes based on expected taxable income, statutory rates and tax laws in the jurisdictions in which we operate or have a taxable presence. We recognize the effect of changes in tax laws as of the date of enactment. We recognize potential global intangible low-taxed income inclusions as a period cost.

We establish liabilities for estimated tax exposures, and we recognize the provisions and benefits resulting from changes to those liabilities, together with related interest and penalties, in income tax expense or benefit. Income tax exposure items include potential challenges to permanent establishment positions, intercompany pricing, disposition transactions, and withholding tax rates and their applicability. Such tax exposures may be affected by changes in applicable tax law or other factors, which could cause us to revise our prior estimates, and are generally resolved through the settlement of audits within the tax jurisdictions or by judicial means.

We measure deferred tax assets and liabilities using enacted tax rates that will apply in the years in which the deferred tax assets and liabilities are expected to be recovered or paid. To evaluate our ability to realize deferred tax assets, we consider all available positive and negative evidence, including projected future taxable income and the existence of cumulative losses in recent years. We record a valuation allowance for deferred tax assets when it is more likely than not that some or all of the benefit from the deferred tax asset will not be realized. For example, we may record a valuation allowance for deferred tax assets resulting from net operating losses incurred during the year in certain jurisdictions for which the benefit of the losses will not be realized or for foreign tax credit carryforwards that may expire prior to their utilization. See Note 10—Income Taxes.

Cash and cash equivalents—We consider cash equivalents to include highly liquid debt instruments with original maturities of three months or less, such as time deposits with commercial banks that have high credit ratings, U.S. Treasury and government securities, Eurodollar time deposits, certificates of deposit and commercial paper. We may also invest excess funds in no-load, open-ended, management investment trusts. Such management trusts invest exclusively in high-quality money market instruments.

Restricted cash and cash equivalents—We maintain restricted cash and cash equivalents that are either pledged for debt service under certain bond indentures, as required under certain bank credit arrangements, or held in accounts that are subject to restrictions due to legislation, regulation or court order. We classify such restricted cash and cash equivalents in current assets if the restriction is expected to expire or otherwise be resolved within one year or if such funds are considered to correspond to liabilities that are properly classified as current liabilities. See Note 8—Debt.

Materials and supplies—We record materials and supplies at their average cost less an allowance for excess items. We estimate the allowance for excess items based on historical experience and expectations for future use of the materials and supplies. At December 31, 2025 and 2024, our allowance for excess items was $140 million and $178 million, respectively. The decrease was primarily due to the disposal of materials and supplies associated with rigs and related assets sold or classified as held for sale.

Assets held for sale—We classify an asset as held for sale when the facts and circumstances meet the criteria for such classification, including the following: (a) we have committed to a plan to sell the asset, (b) the asset is available for immediate sale, (c) we have initiated actions to complete the sale, including locating a buyer, (d) the sale is expected to be completed within one year, (e) the asset is being actively marketed at a price that is reasonable relative to its fair value, and (f) the plan to sell is unlikely to be subject to significant changes or termination. The carrying amount of our assets held for sale is measured at the lower of its carrying amount or fair value less cost to sell. We consider a held-for-sale asset to be impaired to the extent its carrying amount exceeds its estimated fair value less cost to sell. See Note 6—Long-Lived Assets.

Property and equipment—We apply judgment to account for our property and equipment, consisting primarily of offshore drilling rigs and related equipment, related to estimates and assumptions for cost capitalization, useful lives and salvage values. We base our estimates and assumptions on historical experience and expectations regarding future industry conditions and operations. At December 31, 2025, the aggregate carrying amount of our property and equipment represented 80 percent of our total assets.

We capitalize expenditures for newbuilds, renewals, replacements and improvements, including capitalized interest, if applicable, and we recognize the expense for maintenance and repair costs as incurred. For newbuild construction projects, we also capitalize the initial preparation, mobilization and commissioning costs incurred until the drilling unit is placed into service. Upon sale or other disposition of an asset, we recognize a net gain or loss on disposal of the asset, which is measured as the difference between the net carrying amount of the asset and the net proceeds received. We compute depreciation using the straight-line method after allowing for salvage values.

The estimated original useful life of our drilling units is 35 years, our buildings and improvements range from three to 30 years and our machinery and equipment range from four to 20 years. We reevaluate the remaining useful lives and salvage values of our rigs when certain events occur that directly impact the useful lives and salvage values of the rigs, including changes in operating condition, functional capability and market and economic factors. When evaluating the remaining useful lives of rigs, we also consider major capital upgrades required to perform certain contracts and the long-term impact of those upgrades on future marketability.

Long-lived asset impairment—We review the carrying amounts of long-lived assets, including property and equipment and right-of-use assets, for potential impairment when events occur or circumstances change that indicate that the carrying amount of such assets may not be recoverable. For assets classified as held and used, we determine recoverability by evaluating the estimated undiscounted future net cash flows based on projected dayrates and utilization of the asset group under review. We consider our asset groups to be ultra-deepwater floaters and harsh environment floaters. When an impairment of an asset group is indicated, we measure an impairment as the amount by which the carrying amount of the asset group exceeds its estimated fair value. We estimate the fair value of an asset group by applying a variety of valuation methods, incorporating a combination of income, market and cost approaches, using projected discounted cash flows and estimates of the exchange price that would be received for the assets in the principal or most advantageous market for the assets in an orderly transaction between market participants as of the measurement date. See Note 6—Long-Lived Assets.

Equity investments and impairment—We review our equity-method investments, and other equity investments for which a readily determinable fair value is not available, for potential impairment when events or changes in circumstances indicate that the carrying amount of the investment might not be recoverable in the near term. If we determine that an impairment that is other than temporary exists, we recognize an impairment loss, measured as the amount by which the carrying amount of the investment exceeds its estimated fair value. To estimate the fair value of the investment, we apply valuation methods that rely primarily on the income and market approaches. We amortize the basis difference caused by such impairments using the straight-line method over the estimated life of the asset. See Note 4—Unconsolidated Affiliates.

Pension and other postemployment benefit plans—We use a measurement date of January 1 to determine net periodic benefit costs and December 31 to determine plan benefit obligations and the fair values of plan assets. We determine our net periodic benefit costs based on a market-related value of assets that reduces year-to-year volatility by including investment gains or losses subject to amortization over a five-year period from the year in which they occur. We calculate investment gains or losses for this purpose as the difference between the expected return calculated using the market-related value of assets and the actual return based on the market-related value of assets. If gains or losses exceed 10 percent of the greater of plan assets or plan liabilities, we amortize such gains or losses over the average expected future lifetime of the participants.

We measure the actuarially determined obligations and related costs for our defined benefit pension and other postemployment benefit plans, retiree life insurance and medical benefits, by applying assumptions, the most significant of which include long-term rate of return on plan assets, discount rates and mortality rates. For the long-term rate of return, we develop our assumptions regarding the expected rate of return on plan assets based on projected long-term investment returns, and we weight the assumptions based on each plan's asset allocation. For the discount rate, we base our assumptions on a yield curve approach using Aa-rated corporate bonds and the expected timing of future benefit payments. At December 31, 2025 and 2024, the funded status of our pension and other postemployment benefit plans represented an aggregate liability of $105 million and $104 million, respectively, and an aggregate asset of $78 million and $73 million, respectively. See Note 9—Benefit Plans.

Share-based compensation—To measure the fair values of granted or modified service-based restricted share units, we use the market price of our shares on the grant date or modification date. To measure the fair values of granted or modified performance-based restricted share units subject to market factors, we use an average price at the performance start date and project performance based on a Monte Carlo simulation model under a risk-neutral approach and apply assumptions for the expected life, risk-free interest rate, expected volatility and dividend yield. To measure the fair values of granted or modified performance-based restricted share units that are subject to performance targets, we use the market price of our shares on the grant date or modification date and adjust the value for the projected performance rate expected to be achieved at the end of the measurement period. We recognize share-based compensation expense in the same financial statement line item as cash compensation paid to the respective employees or non-employee directors. We recognize such compensation expense on a straight-line basis over the service period through the date the employee or non-employee director is no longer required to provide service to earn the award. See Note 14—Share-Based Compensation.

Contingencies—We assess our contingencies on an ongoing basis to evaluate the appropriateness of our liabilities and disclosures for such contingencies. We establish liabilities for estimated loss contingencies when we believe a loss is probable and the amount of the probable loss can be reasonably estimated. Once established, we adjust the carrying amount of a contingent liability upon the occurrence of a recognizable event when facts and circumstances change, altering our previous assumptions with respect to the likelihood or amount of loss. We recognize corresponding assets for those loss contingencies that we believe are probable of being recovered through insurance. We recognize expense for legal costs as they are incurred, and we recognize a corresponding asset for such legal costs only if we expect such legal costs to be recovered through insurance.

NOTE 3—ACCOUNTING STANDARDS UPDATES

Recently adopted accounting standards

Income taxes—Effective for the year ended December 31, 2025, we adopted the accounting standards update that requires significant incremental disclosures intended to enhance the transparency and decision-usefulness of income tax disclosures, particularly with regard to the effective tax rate reconciliation table and income taxes paid. We have provided new disclosures, as required, presented on a prospective basis in our notes to consolidated financial statements. See Note 10—Income Taxes.

Recently issued accounting standards updates not yet adopted

Disaggregated income statement expenses—Effective for the year ending December 31, 2027, we will adopt the accounting standards update that requires, in the notes to consolidated financial statements, disaggregated disclosures of certain categories of expenses that are included in expense line items on the face of the consolidated statements of operations. The disclosures will be required on an annual and interim basis. We will provide the new disclosures, as required, for annual periods beginning with our annual report on Form 10-K for the year ending December 31, 2027, and subsequently, for interim periods beginning with our quarterly report on Form 10-Q for the quarterly period ending March 31, 2028. We continue to evaluate the requirements. Although our adoption will require us to augment certain disclosures in the notes to consolidated financial statements, we do not expect such adoption to have a material effect on our consolidated statements of financial position, operations or cash flows.

NOTE 4—UNCONSOLIDATED AFFILIATES

Equity investments

Overview—At December 31, 2025, we hold equity investments in certain unconsolidated companies, including (a) our 16 percent ownership interest in Global Sea Mineral Resources NV (together with its subsidiaries, "GSR"), a Belgian company and leading developer of nodule collection technology, which is engaged in the development and exploration of deep-sea polymetallic nodules that contain metals critical to the growing renewable energy market, (b) our 19 percent ownership interest in Ocean Minerals LLC, the parent company of Moana Minerals Ltd., a Cook Islands subsea resource development company that intends to explore and collect polymetallic nodules, and (c) our ownership interests in other companies involved in researching and developing technology to improve efficiency, reliability, sustainability and safety for drilling and other activities. In the years ended December 31, 2025, 2024 and 2023, we recognized income of $1 million, income of $4 million and a loss of $14 million, respectively, recorded in other, net, associated with equity in earnings or losses of our equity investments. At December 31, 2025 and 2024, the aggregate carrying amount of our equity investments was $121 million and $123 million, respectively, recorded in other assets.

Contributions—In February 2023, we acquired a noncontrolling interest in GSR in exchange for a cash contribution of $10 million and a non-cash contribution of the ultra-deepwater floater *Ocean Rig Olympia*, which had been cold stacked, and related assets, with an estimated fair value of $85 million (see Note 6—Long-Lived Assets). We estimated the fair value of the rig using projected discounted cash flows, and our estimate required us to use significant unobservable inputs, representative of Level 3 fair value measurements, including assumptions related to future performance of the rig, projected demand for its services, rig availability and dayrates.

Acquisition—In June 2024, we acquired the outstanding 67.0 percent ownership interest in Orion Holdings (Cayman) Limited (together with its subsidiary, "Orion"), the Cayman Islands company that owned the harsh environment floater *Transocean Norge*, in a noncash transaction. Prior to this transaction, we held a 33.0 percent noncontrolling interest in Orion and the aggregate carrying amount of our investment was $86 million. To acquire Orion, we issued 55.5 million Transocean Ltd. shares and $130 million aggregate principal amount of 8.00% senior notes due February 2027 (the "8.00% Senior Notes") with an aggregate fair value of $431 million. As a result, Orion became our wholly owned subsidiary. We recorded the transaction using the asset acquisition method of accounting. See Note 6—Long Lived Assets, Note 8—Debt and Note 13—Equity.

Impairments—In the year ended December 31, 2024, we recognized a loss of $5 million, which had no tax effect, recorded in other, net, associated with the other-than-temporary impairment of the carrying amount of certain equity investments.

Related party transactions

Acquisition—In September 2023, we acquired the outstanding ownership interest in Liquila Ventures Ltd. (together with its subsidiaries, "Liquila"), a previously unconsolidated Bermuda company, that was constructing the ultra-deepwater floater *Deepwater Aquila*. Prior to this transaction, we and Perestroika (Cyprus) Ltd (together with its subsidiaries, "Perestroika"), an entity affiliated with one of our directors that beneficially owns approximately nine percent of our shares, held a noncontrolling interest of 20 percent and 13 percent, respectively, in Liquila. To acquire the outstanding 80 percent ownership interest in Liquila, we issued 11.9 million Transocean Ltd. shares with an aggregate value of $99 million, including 2.0 million Transocean Ltd. shares with an aggregate value of $16 million issued to Perestroika. As a result, Liquila became our wholly owned subsidiary. We recorded the transaction using the asset acquisition method of accounting. See Note 6—Long Lived Assets and Note 13—Equity.

Operating and lending activities—We procure and provide services and equipment from and to our unconsolidated affiliates for technological innovation and subsea minerals exploration, and we occasionally provide loans to our unconsolidated affiliates. In the years ended December 31, 2025, 2024 and 2023, we made an aggregate cash payment of $12 million, $14 million and $12 million, respectively, to our unconsolidated affiliates primarily for equipment and for research and development. At December 31, 2025 and 2024, the aggregate carrying amount of balances due to us under certain financing arrangements with our unconsolidated affiliates was $8 million and $10 million, respectively, recorded in other assets.

In the years ended December 31, 2024 and 2023, we received an aggregate cash payment of $11 million and $49 million, respectively, for services and equipment provided to, and prior to our acquisition of, Orion. In the years ended December 31, 2024, and 2023, we recognized rent expense of $25 million and $26 million, respectively, recorded in operating and maintenance costs, and made an aggregate cash payment of $25 million and $27 million, respectively, to charter the rig and rent other equipment from, and prior to our acquisition of, Orion. Additionally, in the year ended December 31, 2023, we and Orion agreed to the non-cash net settlement of a balance of $25 million of accounts receivable and payable.

NOTE 5—REVENUES

Overview—We earn revenues primarily by performing the following activities: (i) providing our drilling rig, together with the work crews, related equipment and services necessary to operate the rig, (ii) providing certain pre-operating activities, including rig preparation and equipment modifications required for the contract, and (iii) delivering the drilling rig by mobilizing to and demobilizing from the drill location. For most of our contracts with customers, our drilling services represent a single performance obligation that is satisfied over time, the duration of which varies by contract. As of December 31, 2025, the drilling contract with the longest expected remaining duration, excluding unexercised options, extends through May 2030.

Disaggregation—Our contract drilling revenues, disaggregated by asset group and by country in which they were earned, were as follows (in millions):

	Year ended December 31, 2025			Year ended December 31, 2024			Year ended December 31, 2023		
	Ultra-deepwater floaters	Harsh environment floaters	Total	Ultra-deepwater floaters	Harsh environment floaters	Total	Ultra-deepwater floaters	Harsh environment floaters	Total
U.S.	$ 1,635	$ —	$ 1,635	$ 1,566	$ —	$ 1,566	$ 1,433	$ —	$ 1,433
Brazil	872	—	872	727	—	727	298	—	298
Norway	—	639	639	—	654	654	—	603	603
Other countries (a)	270	549	819	225	352	577	341	157	498
Total contract drilling revenues	$ 2,777	$ 1,188	$ 3,965	$ 2,518	$ 1,006	$ 3,524	$ 2,072	$ 760	$ 2,832

(a) The aggregate contract drilling revenues earned in other countries that individually represented less than 10 percent of total contract drilling revenues.

Major customers—For the year ended December 31, 2025, Petróleo Brasileiro S.A. (together with its affiliates, "Petrobras"), Shell plc (together with its affiliates, "Shell"), and Equinor ASA (together with its affiliates, "Equinor") represented 22 percent, 22 percent and 12 percent, respectively, of our consolidated operating revenues. For the year ended December 31, 2024, Shell, Petrobras and Equinor represented 27 percent, 21 percent and 13 percent, respectively, of our consolidated operating revenues. For the year ended December 31, 2023, Shell, Equinor, TotalEnergies SE and Petrobras represented 27 percent, 16 percent, 12 percent and 11 percent, respectively, of our consolidated operating revenues.

Contract liabilities—Contract liabilities for our contracts with customers were as follows (in millions):

	December 31,	
	2025	2024
Deferred contract revenues, recorded in other current liabilities	$ 181	$ 231
Deferred contract revenues, recorded in other long-term liabilities	92	212
Total contract liabilities	$ 273	$ 443

Significant changes in contract liabilities were as follows (in millions):

| | Years ended December 31, | |
	2025	2024
Total contract liabilities, beginning of period	$ 443	$ 398
Decrease due to recognition of revenues for goods and services	(260)	(243)
Increase due to goods and services transferred over time	90	288
Total contract liabilities, end of period	$ 273	$ 443

Pre-operating costs—In the years ended December 31, 2025, 2024 and 2023, we recognized pre-operating costs of $158 million, $138 million and $69 million, respectively, recorded in operating and maintenance costs. Recognition increased in each of the two years in the period ended December 31, 2025, primarily as a result of the commencement of operations for one rig that mobilized to Brazil, two rigs that mobilized to Australia, one rig that mobilized to Romania and one rig that we reactivated for a contract in Brazil in the years ended December 31, 2024 and 2023. At December 31, 2025 and 2024, the carrying amount of our unrecognized pre-operating costs to obtain contracts was $136 million and $224 million, respectively, recorded in other assets.

NOTE 6—LONG-LIVED ASSETS

Disaggregation—The aggregate carrying amount of our long-lived assets, including our property and equipment and our right-of-use assets, measured net of accumulated depreciation or amortization, disaggregated by country in which they were located, was as follows (in millions):

| | December 31, | |
	2025	2024
Long-lived assets		
U.S.	$ 6,487	$ 6,727
Norway	1,941	2,017
Brazil	1,914	1,993
Greece	611	2,531
Other countries (a)	2,050	3,008
Total long-lived assets	$ 13,003	$ 16,276

(a) The aggregate net carrying amount of long-lived assets located in other countries that individually represented less than 10 percent of total long-lived assets on both dates.

Because the majority of our assets are mobile, the geographic locations of such assets at the end of the periods are not necessarily indicative of the geographic distribution of the operating revenues generated by such assets during the periods presented. Our international operations are subject to certain political and other uncertainties, including risks of war and civil disturbances or other market disrupting events, expropriation of equipment, repatriation of income or capital, taxation policies, and the general hazards associated with certain areas in which we operate. Although we are organized under the laws of Switzerland, we have minimal assets located in Switzerland, and we do not conduct any operations or earn operating revenues in Switzerland.

Property and equipment—At December 31, 2025 and 2024, our rigs and related equipment, measured at cost, had a carrying amount of $17.1 billion and $22.0 billion, respectively, representing 98 percent of our total property and equipment, measured at cost. In the years ended December 31, 2024 and 2023, we capitalized interest costs of $15 million and $39 million, respectively, for our construction work in progress.

Acquisitions—In June 2024 we acquired $517 million of property and equipment associated with *Transocean Norge*, together with $5 million of cash and cash equivalents and $4 million of accounts receivable from us. In September 2023, we acquired $126 million of property and equipment associated with *Deepwater Aquila*, together with $7 million of cash and cash equivalents, and we assumed $19 million of accounts payable. See Note 4—Unconsolidated Affiliates, Note 8—Debt and Note 13—Equity.

Impairments—In the year ended December 31, 2025, we recognized an aggregate loss of $3.05 billion ($3.04 billion, or $3.16 per diluted share, net of tax), respectively, associated with the impairment of the ultra-deepwater floaters *Deepwater Champion*, *Discoverer Americas, Discoverer Clear Leader*, *Discoverer India, Discoverer Luanda*, *GSF Development Driller I* and the harsh environment semisubmersible *Henry Goodrich*, together with related assets, which we determined were impaired at the time that we classified the assets as held for sale, and the ultra-deepwater floaters *Development Driller III* and *Discoverer Inspiration*, together with related assets, which were previously classified as held for sale and we determined were further impaired. In the year ended December 31, 2024, we recognized a loss of $772 million ($755 million or $0.82 per diluted share, net of tax) associated with the impairment of the ultra-deepwater floaters *Deepwater Nautilus*, *Development Driller III* and *Discoverer Inspiration*, together with related assets, which we determined were impaired at the time that we classified the assets as held for sale. In the year ended December 31, 2023, we recognized a loss of $57 million ($0.07 per diluted share), which had no tax effect, associated with the impairment of the harsh environment floaters *Paul B. Loyd, Jr.* and *Transocean Leader*, together with related assets, which we determined were impaired at the time that we classified the assets as held for sale.

We measured the impairment of the rigs and related assets as the amount by which the carrying amount exceeded the estimated fair value less costs to sell. We estimated the fair value of the assets using significant other observable inputs, representative of Level 2 fair value measurements, including binding contracts for the sale of the rigs and related assets or indicative market values for the assets to be sold for recycling or scrap.

Assets held for sale—At December 31, 2025, the aggregate carrying amount of our assets held for sale, including *Deepwater Champion*, *Discoverer India* and *Henry Goodrich,* together with related assets, was $24 million, and in the year ended December 31, 2025, we received an aggregate cash deposit of $3 million for the sale of the two drillships. At December 31, 2024, the aggregate carrying amount of our assets held for sale, including *Development Driller III* and *Discoverer Inspiration*, together with related assets, was $343 million.

Disposals—In the year ended December 31, 2025, we completed the sale of *Development Driller III*, *Discoverer Americas,* *Discoverer Clear Leader,* *Discoverer Inspiration*, *Discoverer Luanda* and *GSF Development Driller I*, together with related assets, for aggregate net cash proceeds of $71 million, and we recognized an aggregate net gain of $4 million, which had no tax effect, associated with the disposal of the rigs and related assets. In the year ended December 31, 2024, we completed the sale of *Deepwater Nautilus*, *Paul B. Loyd, Jr.* and *Transocean Leader*, together with related assets, for aggregate net cash proceeds of $102 million, including $6 million received as a deposit in the year ended December 31, 2023. In the year ended December 31, 2023, we made a non-cash contribution of *Ocean Rig Olympia* and related assets in connection with our investment in a partial ownership interest in GSR, and we recognized a loss of $169 million ($0.22 per diluted share), which had no tax effect, associated with the disposal of the rig and related assets (see Note 4—Unconsolidated Affiliates). In the years ended December 31, 2025, 2024 and 2023, we received aggregate net cash proceeds of $10 million, $5 million and $4 million, respectively and recognized an aggregate net gain of $3 million, an aggregate net loss of $17 million and an aggregate net loss of $14 million, respectively, associated with the disposal of assets unrelated to rig sales.

Subsequent event—In January 2026, we completed the sale of *Discoverer India*, together with related assets, for aggregate net cash proceeds of $14 million, including $1 million received as a deposit in the year ended December 31, 2025.

NOTE 7—LEASES

Overview—Our operating leases are principally for office space, storage facilities, land and operating equipment. At December 31, 2025, our operating leases had a weighted-average discount rate of 7.3 percent and a weighted-average remaining lease term of 9.9 years.

Our finance lease for the ultra-deepwater drillship *Petrobras 10000* has an implicit interest rate of 7.8 percent and requires scheduled monthly installments through the lease expiration in August 2029, after which we are obligated to acquire the drillship from the lessor for one dollar. We recognize expense for the amortization of the right-of-use asset in depreciation and amortization. See Note 16—Supplemental Balance Sheet Information.

Lease costs—The components of our lease costs were as follows (in millions):

	Years ended December 31,		
Lease costs	2025	2024	2023
Short-term lease costs	$ 15	$ 10	$ 4
Operating lease costs	10	16	14
Finance lease costs, amortization of right-of-use asset	20	20	20
Finance lease costs, interest on lease liability	20	24	27
Total lease costs	$ 65	$ 70	$ 65

Lease payments—Supplemental cash flow information for our leases was as follows (in millions):

	Years ended December 31,		
	2025	2024	2023
Cash paid for amounts included in the measurement of lease liabilities:			
Operating cash flows from operating leases	$ 14	$ 20	$ 17
Operating cash flows from finance lease	6	4	—
Financing cash flows from finance lease	12	7	—

At December 31, 2025, the aggregate future minimum lease payments were as follows (in millions):

	Operating leases	Finance lease
Years ending December 31,		
2026	$ 15	$ 65
2027	14	70
2028	14	71
2029	14	47
2030	13	—
Thereafter	64	—
Total future minimum rental payment	134	253
Less amount representing imputed interest	(40)	(33)
Present value of future minimum rental payments	94	220
Current portion, recorded in other current liabilities	8	51
Long-term lease liabilities, recorded in other long-term liabilities	$ 86	$ 169

NOTE 8—DEBT

Overview

Outstanding debt—The aggregate principal amounts and aggregate carrying amounts, including a bifurcated compound exchange feature and unamortized debt-related balances, such as discounts, premiums and issue costs, were as follows (in millions):

		Principal amount		Carrying amount	
		December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024
4.00% Senior Guaranteed Exchangeable Bonds due December 2025	(a)	$ —	$ 234	$ —	$ 227
6.875% Senior Secured Notes due February 2027	(b)	—	330	—	328
8.00% Senior Notes due February 2027	(c)	—	655	—	653
7.45% Notes due April 2027	(d)	52	52	52	52
8.00% Debentures due April 2027	(d)	22	22	22	22
4.50% Shipyard Loans due September 2027	(e)	209	329	202	310
8.375% Senior Secured Notes due February 2028	(b)	425	525	421	518
7.00% Notes due June 2028	(e)	209	261	210	263
8.00% Senior Secured Notes due September 2028	(b)	235	295	233	292
8.25% Senior Notes due May 2029	(c)	900	900	889	887
4.625% Senior Guaranteed Exchangeable Bonds due September 2029	(c)	259	259	292	286
8.75% Senior Secured Notes due February 2030	(f)	881	999	868	981
7.50% Notes due April 2031	(d)	396	396	395	395
8.50% Senior Notes due May 2031	(c)	900	900	888	886
7.875% Senior Guaranteed Notes due October 2032	(a)	500	—	493	—
6.80% Senior Notes due March 2038	(d)	610	610	605	605
7.35% Senior Notes due December 2041	(d)	88	177	87	176
Total debt		5,686	6,944	5,657	6,881
Less debt due within one year					
4.00% Senior Guaranteed Exchangeable Bonds due December 2025	(a)	—	234	—	227
6.875% Senior Secured Notes due February 2027	(b)	—	83	—	82
4.50% Shipyard Loans due September 2027	(e)	136	120	129	108
8.375% Senior Secured Notes due February 2028	(b)	135	100	133	97
8.00% Senior Secured Notes due September 2028	(b)	70	60	69	59
8.75% Senior Secured Notes due February 2030	(f)	117	117	114	113
Total debt due within one year		458	714	445	686
Total long-term debt		$ 5,228	$ 6,230	$ 5,212	$ 6,195

(a) Transocean International Limited, a wholly owned direct subsidiary of Transocean Ltd., is the issuer of the unregistered notes (together, the "Senior Priority Guaranteed Notes"). The priority guaranteed senior unsecured notes are fully and unconditionally, jointly and severally, guaranteed by Transocean Ltd. and certain wholly owned indirect subsidiaries of Transocean International Limited and rank equal in right of payment of all of our existing and future unsecured unsubordinated obligations. Such notes are structurally senior to the Priority Guaranteed Notes, as defined below, to the extent of the value of the assets of the subsidiaries guaranteeing the notes.

(b) Each subsidiary issuer of the respective unregistered notes is a wholly owned indirect subsidiary of Transocean International Limited. The senior secured notes are fully and unconditionally, jointly and severally, guaranteed by Transocean Ltd., Transocean International Limited and, in each case, the owner of the respective collateral rig or rigs.

(c) Transocean International Limited is the issuer of the unregistered notes (collectively, the "Priority Guaranteed Notes"). The guaranteed senior unsecured notes are fully and unconditionally, jointly and severally, guaranteed by Transocean Ltd. and certain wholly owned indirect subsidiaries of Transocean International Limited and rank equal in right of payment of all our existing and future unsecured unsubordinated obligations. Such notes are structurally senior to the Legacy Guaranteed Notes, as defined below, the 4.50% shipyard loans due September 2027 (each, a "Shipyard Loan", and together, the "Shipyard Loans") and the 7.00% notes due June 2028 and structurally subordinate to the Senior Priority Guaranteed Notes to the extent of the value of the assets of the subsidiaries guaranteeing the notes.

(d)   Transocean International Limited is the issuer of the notes and debentures (the "Legacy Guaranteed Notes"). The Legacy Guaranteed Notes are fully and unconditionally, jointly and severally, guaranteed by Transocean Ltd.

(e)   The subsidiary borrowers under the Shipyard Loans and the subsidiary issuer of the registered notes are wholly owned indirect subsidiaries of Transocean International Limited. The loans and notes are fully and unconditionally guaranteed by Transocean International Limited.

(f)   Transocean International Limited is the issuer of the unregistered notes. The senior secured notes are fully and unconditionally guaranteed on an unsecured basis by Transocean Ltd. and on a limited senior secured basis by each of the wholly owned subsidiary owners of the collateral rigs.

Indentures—The indentures that govern our debt generally contain covenants that, among other things, limit our ability to incur certain liens on our drilling units without equally and ratably securing the notes, to engage in certain sale and lease back transactions covering any of our drilling units, to allow our subsidiaries to incur certain additional debt, or to engage in certain merger, consolidation or reorganization transactions or to enter into a scheme of arrangement qualifying as an amalgamation. Transocean Ltd. and Transocean International Limited are not subject to any significant restrictions on their ability to obtain funds from their consolidated subsidiaries by dividends, loans or capital distributions.

The indenture that governs the 4.625% senior guaranteed exchangeable bonds due September 2029 (the "4.625% Exchangeable Bonds") requires such bonds to be repurchased upon the occurrence of certain fundamental changes and events, at specified prices depending on the particular fundamental change or event, which include changes and events related to certain (i) change of control events applicable to Transocean Ltd. or Transocean International Limited, (ii) the failure of our shares to be listed or quoted on a national securities exchange and (iii) specified tax matters.

The indentures that govern the 8.375% senior secured notes due February 2028 (the "8.375% Senior Secured Notes"), the 8.00% senior secured notes due September 2028 (the "8.00% Senior Secured Notes") and the 8.75% senior secured notes due February 2030 (the "8.75% Senior Secured Notes") contain certain covenants, among others, related to the debt and earnings attributable to the collateral rigs and the ability of our subsidiaries that own or operate the collateral rigs to declare or pay dividends to their affiliates. We will be required to redeem the senior secured notes at a price equal to 100 percent of the aggregate principal amount without a make-whole premium, upon the occurrence of certain events related to the respective collateral rigs and related drilling contracts. The indentures that govern our senior secured notes contain certain lien requirements, including the maintenance of certain balances in a restricted cash account to satisfy debt service requirements.

Assets encumbered for outstanding debt—At December 31, 2025, the rigs encumbered for the senior secured notes and our Shipyard Loans include the ultra-deepwater drillships *Deepwater Aquila*, *Deepwater Atlas*, *Deepwater Pontus*, *Deepwater Proteus*, *Deepwater Thalassa*, *Deepwater Titan*, and the harsh environment semisubmersibles *Transocean Enabler* and *Transocean Encourage*, the aggregate carrying amount of which was $5.19 billion. At December 31, 2025, we had restricted cash and cash equivalents of $358 million deposited in restricted accounts to satisfy debt service and reserve requirements for the senior secured notes.

Interest rate adjustments—At December 31, 2025, the interest rate in effect for the 7.35% senior notes due December 2041 was 9.35 percent, which is subject to adjustment from time to time upon a change to the credit rating of our non-credit enhanced senior unsecured long-term debt.

Scheduled maturities and installments—At December 31, 2025, the scheduled repayments were as follows (in millions):

Years ending December 31,	Total
2026	$ 458
2027	435
2028	612
2029	1,277
2030	411
Thereafter	2,493
Total principal amount of debt	5,686
Total unamortized debt-related balances, net	(155)
Bifurcated compound exchange feature, at estimated fair value	126
Total carrying amount of debt	$ 5,657

Credit agreements

Secured Credit Facility—As of December 31, 2025, we have a secured revolving credit facility established under a bank credit agreement (as amended from time to time, the "Secured Credit Facility"), which has a borrowing capacity of $510 million through its maturity on June 22, 2028. Throughout the term of the Secured Credit Facility, we pay a facility fee on the amount of the underlying commitment, which ranges from 0.375 percent to 1.00 percent based on the credit rating of the Secured Credit Facility. We may borrow under the Secured Credit Facility at a forward-looking term rate based on the secured overnight financing rate ("Term SOFR") plus a margin and a Term SOFR spread adjustment of 0.10 percent. The Secured Credit Facility is subject to permitted extensions and certain early maturity triggers, including if on any date the aggregate amount of scheduled principal repayments of indebtedness, with certain exceptions, due within 91 days thereof is equal to or in excess of $325 million and available cash is less than $250 million. The Secured Credit Facility permits us to increase the aggregate amount of commitments by up to $250 million. The Secured Credit Facility is guaranteed by Transocean Ltd. and certain wholly owned subsidiaries.   The Secured Credit Facility is secured by, among other things, a lien on the ultra-deepwater drillships *Deepwater Asgard*, *Deepwater Conqueror*, *Deepwater Corcovado*, *Deepwater Invictus*, *Deepwater Mykonos*, *Deepwater Orion*, *Deepwater Skyros* and *Dhirubhai Deepwater KG2* and the harsh environment semisubmersibles *Transocean Barents* and *Transocean Spitsbergen*, and at December 31, 2025, the aggregate carrying amount of which was $4.18 billion.

The Secured Credit Facility contains covenants that, among other things, include maintenance of a minimum guarantee coverage ratio of 3.0 to 1.0, a minimum collateral coverage ratio of 2.1 to 1.0, a maximum debt to capitalization ratio of 0.60 to 1.00 and minimum liquidity of $200 million. The Secured Credit Facility also restricts the ability of Transocean Ltd. and certain of our subsidiaries to, among other things, merge, consolidate or otherwise make changes to the corporate structure, incur liens, incur additional indebtedness, enter into transactions with affiliates and permits, subject to certain conditions, the ability to pay dividends and repurchase our shares. In order to utilize the Secured Credit Facility, we must, at the time of the borrowing request, be in full compliance with the terms and conditions of the Secured Credit Facility and make certain representations and warranties, including with respect to compliance with laws and solvency, to the lenders. Repayment of borrowings under the Secured Credit Facility are subject to acceleration upon the occurrence of an event of default. Under the agreements governing certain of our debt and finance lease, we are also subject to various covenants, including restrictions on creating liens, engaging in sale/leaseback transactions and engaging in certain merger, consolidation or reorganization transactions. A default under our public debt indentures, the agreements governing our senior secured notes, our finance lease contract or any other debt owed to unaffiliated entities that exceeds $125 million could trigger a default under the Secured Credit Facility and, if not waived by the lenders or otherwise cured, could cause us to lose access to the Secured Credit Facility. At December 31, 2025, based on the credit rating of the Secured Credit Facility as of that date, the Secured Credit Facility Margin was 2.875 percent and the facility fee was 0.625 percent. At December 31, 2025, we had no borrowings outstanding, $48 million of letters of credit issued, and we had $462 million of available borrowing capacity under the Secured Credit Facility.

Shipyard financing arrangement—We have credit agreements that established the Shipyard Loans to finance all or a portion of the final payments owed to the shipyard when we took delivery of *Deepwater Atlas* and *Deepwater Titan* in the year ended December 31, 2022 The Shipyard Loans contain covenants that, among other things, limit the ability of the subsidiary owners of the drilling rigs to incur certain types of additional indebtedness or make certain additional commitments or investments. We have the right to prepay outstanding borrowings, in full or in part, without penalty. At December 31, 2025, the Shipyard Loan for *Deepwater Atlas* had outstanding borrowings of $159 million, which are secured by, among other security, a lien on the rig, and the Shipyard Loan for *Deepwater Titan* had outstanding borrowings of $50 million, which are unsecured.

Exchangeable bonds

Interest expense—We recognized interest expense for our exchangeable bonds as follows (in millions):

| | Years ended December 31, | | |
	2025	2024	2023
Contractual interest	$ 18	$ 21	$ 24
Amortization	20	20	19
(Gain) loss on adjustment to bifurcated compound exchange feature	(10)	(214)	127
Total	$ 28	$ (173)	$ 170

On or after March 30, 2026, we may redeem for cash all or a portion of the 4.625% Exchangeable Bonds at a price equivalent to the aggregate principal amount to be redeemed if the closing price of our shares has been greater than 115 percent of the exchange price for a period of at least 20 trading days. If we give notice of our election to exercise the right to redeem, the indenture governing the 4.625% Exchangeable Bonds contains a compound exchange feature that, in addition to the exchange terms presented below, requires us to pay a make-whole premium of future interest through March 30, 2028 to any holders that exercise their right to exchange during the redemption notice period. Such compound exchange feature must be bifurcated from the host debt instrument since it is not considered indexed to our stock. Accordingly, we recognize changes to the liability for the estimated fair value of the bifurcated compound exchange feature with a corresponding adjustment to interest expense. At December 31, 2025 and 2024, the carrying amount of the bifurcated compound exchange feature, recorded as a component of the carrying amount of debt, was $126 million and $136 million, respectively.

Effective interest rate and fair value—At December 31, 2025, the 4.625% Exchangeable Bonds had an effective interest rate of 18.3% and an estimated fair value of $355 million. We estimated the fair value of the exchangeable debt instrument, including the exchange feature, by employing a binomial lattice model using significant other observable inputs, representative of Level 2 fair value measurements, including the terms and credit spreads of our debt and the expected volatility of the market price for our shares.

Exchange terms—At December 31, 2025, the 4.625% Exchangeable Bonds had the following exchange terms: (a) an exchange rate of 290.6618 Transocean Ltd. shares per $1,000 note, (b) an implied exchange price of $3.44 per Transocean Ltd. share and (c) an aggregate of 75.3 million shares issuable upon exchange of our exchangeable bonds. The exchange rate is subject to adjustment upon the occurrence of certain events. The 4.625% Exchangeable Bonds may be exchanged by holders at any time prior to the close of business on the second business day immediately preceding the maturity date or redemption date and, at our election, such exchange may be settled by delivering cash, Transocean Ltd. shares or a combination of cash and shares.

Exchanges—In the year ended December 31, 2025, we entered into separate, individually negotiated agreements (as amended, the "Exchange Agreements") with certain holders of the 4.00% senior guaranteed exchangeable bonds due December 2025 (the "4.00% Exchangeable Bonds"). In the year ended December 31, 2025, the holders exchanged $196 million aggregate principal amount of 4.00% Exchangeable Bonds under the terms of the Exchange Agreements and received an aggregate 73.3 million Transocean Ltd. shares, which included an aggregate 35.9 million shares incremental to the number of shares issuable pursuant to the governing indenture based upon the principal amount exchanged. In the year ended December 31, 2025, we recognized a loss of $99 million, recorded in other, net, associated with these exchanges.

In the year ended December 31, 2023, holders of the outstanding $238 million aggregate principal amount of 2.50% senior guaranteed exchangeable bonds due January 2027 (the "2.50% Exchangeable Bonds") exchanged such bonds under the terms of the governing indenture at the applicable exchange rate of 162.1626 Transocean Ltd. shares per $1,000 note. In April 2023, as part of the transactions, we delivered 34.6 million Transocean Ltd. shares, together with $3 million cash consideration, for $213 million aggregate principal amount of exchanged bonds in a related party transaction with Perestroika. In the year ended December 31, 2023, we recognized a loss of $3 million, recorded in other, net, associated with these exchanges. The director's beneficial ownership of our shares resulting from the related party transaction did not change. In July 2023, we delivered 4.0 million Transocean Ltd. shares to holders of the remaining $25 million aggregate principal amount of 2.50% Exchangeable Bonds.

Additionally, in October 2023, holders of $60 million and $41 million aggregate principal amount of 4.00% Exchangeable Bonds and 4.625% Exchangeable Bonds, respectively, exchanged such bonds under the terms of the governing indenture at the applicable exchange rate of 190.4762 and 290.6618 Transocean Ltd. shares, respectively, per $1,000 note. As part of the transactions, we delivered an aggregate 26.5 million Transocean Ltd. shares, including an aggregate 3.1 million shares incremental to the number of shares issuable pursuant to the governing indenture. In the year ended December 31, 2023, we recognized a loss of $24 million, recorded in other, net, associated with these transactions.

Debt issuance

Senior notes—In October 2025, we issued $500 million aggregate principal amount of 7.875% senior guaranteed notes due October 2032 (the "7.875% Senior Guaranteed Notes") and received $492 million aggregate cash proceeds, net of issue costs. The 7.875% Senior Guaranteed Notes are fully and unconditionally guaranteed on a senior unsecured basis by Transocean Ltd. and certain of our wholly owned subsidiaries. Prior to October 15, 2028, we may redeem up to 40 percent of the aggregate principal amount of the 7.875% Senior Guaranteed Notes at a price equal to 107.875 percent, or we may redeem all or a portion at a price equal to 100 percent of the aggregate principal amount plus a make-whole premium. On or after October 15, 2028, we may redeem the notes at specified redemption prices.

In April 2024, we issued $900 million aggregate principal amount of 8.25% senior notes due May 2029 (the "8.25% Senior Notes") and $900 million aggregate principal amount of 8.50% senior notes due May 2031 (the "8.50% Senior Notes"), and we received $1.77 billion aggregate cash proceeds, net of issue costs. The 8.25% Senior Notes and the 8.50% Senior Notes are fully and unconditionally guaranteed on a senior unsecured basis by Transocean Ltd. and certain of our wholly owned subsidiaries. On or prior to May 15, 2026 and 2027, respectively, we may redeem all or a portion of the 8.25% Senior Notes and the 8.50% Senior Notes, respectively, at a price equal to 100 percent of the aggregate principal amount plus a make-whole premium, and subsequently, at specified redemption prices.

In June 2024, as partial consideration to acquire the outstanding 67.0 percent ownership interest in Orion, we issued $130 million aggregate principal amount of 8.00% Senior Notes, with an equivalent aggregate fair value, as additional debt securities under the indenture governing such notes. See Note 4—Unconsolidated Affiliates, Note 6—Long-Lived Assets and Note 13—Equity.

Senior secured notes—In January 2023, we issued $525 million aggregate principal amount of 8.375% Senior Secured Notes, and we received $516 million aggregate cash proceeds, net of issue costs. The 8.375% Senior Secured Notes are secured by the assets and earnings associated with *Deepwater Titan* and the equity of the wholly owned subsidiary that owns or operates the collateral rig. We may redeem all or a portion of the 8.375% Senior Secured Notes at specified redemption prices.

In January 2023, we issued $1.175 billion aggregate principal amount of 8.75% Senior Secured Notes, and we received $1.148 billion aggregate cash proceeds, net of issue costs. The 8.75% Senior Secured Notes are secured by a lien on *Deepwater Pontus*, *Deepwater Proteus*, *Deepwater Thalassa*, *Transocean Enabler* and *Transocean Encourage*, together with certain related assets. We may redeem all or a portion of the 8.75% Senior Secured Notes at specified redemption prices.

In October 2023, we issued $325 million aggregate principal amount of 8.00% Senior Secured Notes, and we received $319 million aggregate cash proceeds, net of issue costs. The 8.00% Senior Secured Notes are secured by the assets and certain earnings associated with *Deepwater Aquila* as well as the equity of certain of the wholly owned subsidiaries that own or operate the collateral rig. We may redeem all or a portion of the 8.00% Senior Secured Notes at specified redemption prices.

Debt repayment, redemption, repurchases, tenders, and retirement

Scheduled maturities and installments—On the scheduled maturity date of December 15, 2025, we made a cash payment of $37 million to repay an equivalent aggregate principal amount of the outstanding 4.00% Exchangeable Bonds. On the scheduled maturity date of January 30, 2023, we made a cash payment of $49 million to repay an equivalent aggregate principal amount of the outstanding 0.50% exchangeable senior bonds due January 2023.

In the years ended December 31, 2025, 2024 and 2023, we made an aggregate cash payment of $480 million, $355 million and $262 million, respectively, to repay other indebtedness in scheduled installments.

Early retirement—During the three years ended December 31, 2025, we retired certain notes for which the aggregate principal amounts, cash payments and recognized gain or loss were as follows (in millions):

	2025			2024			2023
	Redeem or repurchase	Tender	Total	Redeem	Tender	Total	Redeem
5.375% Senior Secured Notes due May 2023	$ —	$ —	$ —	$ —	$ —	$ —	$ 243
5.875% Senior Secured Notes due January 2024	—	—	—	—	—	—	311
7.75% Senior Secured Notes due October 2024	—	—	—	—	—	—	240
6.25% Senior Secured Notes due December 2024	—	—	—	—	—	—	250
6.125% Senior Secured Notes due August 2025	—	—	—	—	—	—	336
7.25% Senior Notes due November 2025	—	—	—	105	249	354	—
7.50% Senior Notes due January 2026	—	—	—	569	—	569	—
11.50% Senior Guaranteed Notes due January 2027	—	—	—	91	596	687	—
8.00% Senior Notes due February 2027	655	—	655	87	—	87	—
6.875% Senior Secured Notes due February 2027	248	—	248	—	—	—	—
7.00% Notes due June 2028	36	16	52	—	—	—	—
7.35% Senior Notes due December 2041	1	89	90	—	—	—	—
Aggregate principal amount of debt retired	$ 940	$ 105	$ 1,045	$ 852	$ 845	$ 1,697	$ 1,380
Aggregate cash payment	$ 939	$ 100	$ 1,039	$ 862	$ 886	$ 1,748	$ 1,402
Aggregate net gain (loss)	$ (1)	$ 4	$ 3	$ 17	$ 144	$ 161	$ (32)

Additionally, in the year ended December 31, 2023, we recognized a net gain of $1 million associated with the retirement of $41 million aggregate principal amount of 4.625% Exchangeable Bonds exchanged by holders in October 2023.

NOTE 9—BENEFIT PLANS

Defined contribution plans

We sponsor defined contribution plans for our employees in most markets in which we operate worldwide, the most significant of which were as follows: (1) a qualified savings plan covering certain eligible employees working in the U.S., (2) various savings plans covering eligible employees working in Norway and (3) a non-qualified savings plan covering certain eligible expatriate employees. In the years ended December 31, 2025, 2024 and 2023, we recognized expense of $62 million, $63 million and $58 million, respectively, related to our defined contribution plans and recorded in the same financial statement line item as cash compensation paid to the respective employees.

Defined benefit pension and other postemployment benefit plans

Overview—As of December 31, 2025, we had three funded and three unfunded defined benefit plans in the U.S. (the "U.S. Plans") and one funded defined benefit plan in the United Kingdom (the "U.K. Plan"). We also maintain certain unfunded other postemployment benefit plans (collectively, the "OPEB Plans"), under which benefits to eligible participants diminish during a phase-out period ending December 31, 2026. We maintain the benefit obligations under our defined benefit plans until they are fully satisfied.

We estimated our net periodic benefit costs using the following weighted average assumptions:

	Year ended December 31, 2025			Year ended December 31, 2024			Year ended December 31, 2023		
	U.S. Plans	U.K. Plan	OPEB Plans	U.S. Plans	U.K. Plan	OPEB Plans	U.S. Plans	U.K. Plan	OPEB Plans
Discount rate	5.58 %	5.60 %	5.02 %	4.88 %	4.50 %	4.80 %	5.06 %	4.80 %	4.92 %
Expected rate of return	5.66 %	4.80 %	na	6.51 %	5.10 %	na	6.41 %	5.00 %	na

"na" means not applicable.

We estimated our benefit obligations using the following weighted-average assumptions:

	December 31, 2025			December 31, 2024		
	U.S. Plans	U.K. Plan	OPEB Plans	U.S. Plans	U.K. Plan	OPEB Plans
Discount rate	5.65 %	5.60 %	4.34 %	5.58 %	5.60 %	5.02 %

Net periodic benefit costs—The components of net periodic benefit costs, recognized in other income and expense, were as follows (in millions):

	Year ended December 31, 2025				Year ended December 31, 2024				Year ended December 31, 2023			
	U.S. Plans	U.K. Plan	OPEB Plans	Total	U.S. Plans	U.K. Plan	OPEB Plans	Total	U.S. Plans	U.K. Plan	OPEB Plans	Total
Net periodic benefit costs												
Interest cost	$ 67	$ 10	$ —	$ 77	$ 63	$ 9	$ —	$ 72	$ 65	$ 9	$ —	$ 74
Expected return on plan assets	(71)	(9)	—	(80)	(86)	(11)	—	(97)	(84)	(11)	—	(95)
Special termination benefits	—	—	—	—	—	—	2	2	—	—	—	—
Settlements and curtailments	—	—	—	—	—	—	(2)	(2)	—	—	—	—
Actuarial loss, net	—	3	—	3	1	2	—	3	—	2	—	2
Prior service gain, net	—	—	(1)	(1)	—	—	(1)	(1)	—	—	(2)	(2)
Net periodic benefit costs (income)	$ (4)	$ 4	$ (1)	$ (1)	$ (22)	$ —	$ (1)	$ (23)	$ (19)	$ —	$ (2)	$ (21)

Funded status—The changes in funded status were as follows (in millions):

	Year ended December 31, 2025				Year ended December 31, 2024			
	U.S. Plans	U.K. Plan	OPEB Plans	Total	U.S. Plans	U.K. Plan	OPEB Plans	Total
Change in projected benefit obligation								
Projected benefit obligation, beginning of period	$ 1,217	$ 178	$ 10	$ 1,405	$ 1,328	$ 208	$ 8	$ 1,544
Actuarial (gain) loss, net	5	(2)	—	3	(97)	(27)	2	(122)
Interest cost	67	10	—	77	63	9	—	72
Currency exchange rate (gain) loss	—	14	—	14	—	(2)	—	(2)
Benefits paid	(78)	(11)	(1)	(90)	(77)	(10)	(2)	(89)
Settlements	(1)	—	—	(1)	—	—	—	—
Special termination benefits	—	—	—	—	—	—	2	2
Projected benefit obligation, end of period	1,210	189	9	1,408	1,217	178	10	1,405
Change in plan assets								
Fair value of plan assets, beginning of period	1,164	210	—	1,374	1,211	239	—	1,450
Actual return (loss) on plan assets	66	8	—	74	30	(16)	—	14
Currency exchange rate gain (loss)	—	16	—	16	—	(3)	—	(3)
Employer contributions	7	—	1	8	—	—	2	2
Benefits paid	(78)	(11)	(1)	(90)	(77)	(10)	(2)	(89)
Settlements	(1)	—	—	(1)	—	—	—	—
Fair value of plan assets, end of period	1,158	223	—	1,381	1,164	210	—	1,374
Funded status asset (liability), end of period	$ (52)	$ 34	$ (9)	$ (27)	$ (53)	$ 32	$ (10)	$ (31)

The balance sheet classifications and accumulated benefit obligations were as follows (in millions):

	December 31, 2025				December 31, 2024			
	U.S. Plans	U.K. Plan	OPEB Plans	Total	U.S. Plans	U.K. Plan	OPEB Plans	Total
Balance sheet classification, end of period:								
Pension asset, non-current	$ 44	$ 34	$ —	$ 78	$ 41	$ 32	$ —	$ 73
Pension liability, current	—	—	(2)	(2)	(1)	—	(3)	(4)
Pension liability, non-current	(96)	—	(7)	(103)	(93)	—	(7)	(100)
Accumulated other comprehensive loss (income), before taxes	112	84	—	196	102	88	(1)	189
Accumulated benefit obligation, end of period	$ 1,210	$ 189	$ 9	$ 1,408	$ 1,217	$ 178	$ 10	$ 1,405

Because our defined benefit plans no longer accrue benefits for participants, the projected benefit obligation is equivalent to the accumulated benefit obligation. Certain amounts related to plans with a projected benefit obligation and accumulated benefit obligation in excess of plan assets were as follows (in millions):

	December 31, 2025				December 31, 2024			
	U.S. Plans	U.K. Plan	OPEB Plans	Total	U.S. Plans	U.K. Plan	OPEB Plans	Total
Projected benefit obligation / accumulated benefit obligation	$ 101	$ —	$ 9	$ 110	$ 100	$ —	$ 10	$ 110
Fair value of plan assets	5	—	—	5	6	—	—	6

The amounts in accumulated other comprehensive loss (income) that have not been recognized were as follows (in millions):

	December 31, 2025				December 31, 2024			
	U.S. Plans	U.K. Plan	OPEB Plans	Total	U.S. Plans	U.K. Plan	OPEB Plans	Total
Actuarial (gain) loss, net	$ 112	$ 83	$ —	$ 195	$ 102	$ 87	$ 2	$ 191
Prior service cost (credit), net	—	1	—	1	—	1	(3)	(2)
Accumulated other comprehensive loss (income), before taxes	$ 112	$ 84	$ —	$ 196	$ 102	$ 88	$ (1)	$ 189

Plan assets—The weighted-average target and actual allocations of assets for the funded defined benefit plans were as follows:

| | December 31, 2025 | | | | December 31, 2024 | | | |
| | Target allocation | | Actual allocation | | Target allocation | | Actual allocation | |
	U.S. Plans	U.K. Plan	U.S. Plans	U.K. Plan	U.S. Plans	U.K. Plan	U.S. Plans	U.K. Plan
Equity securities	— %	— %	— %	— %	— %	20 %	— %	26 %
Fixed income securities	— %	95 %	— %	90 %	99 %	73 %	99 %	65 %
Other investments	100 %	5 %	100 %	10 %	1 %	7 %	1 %	9 %
Total	100 %	100 %	100 %	100 %	100 %	100 %	100 %	100 %

We periodically review our investment policies, plan assets and asset allocation strategies in conjunction with asset performance relative to specified objectives. In August 2025, using trust assets for the largest of our U.S. Plans, we purchased an insurance buy-in contract as a plan asset with an initial value of $1.107 billion. Under the buy-in contract, the insurer reimburses the plan as it continues to satisfy benefit obligations for which it remains responsible, resulting in no net cash flows in the plan. For the U.K. Plan, the plan trustees establish asset allocation strategies consistent with requirements of the United Kingdom pension regulators with guidance from financial advisors and company representatives.

Investment managers for the U.K. Plan are given established ranges within which the investments may deviate from the target allocations. The plan investment managers have discretion to select securities within each asset category. Given this discretion, the plan may occasionally hold positions in our debt or equity securities. Any such positions are expected to be immaterial relative to asset categories and total plan assets.

The investments for our funded defined benefit plans were categorized as follows (in millions):

| | December 31, 2025 | | | | | | | | |
| | U.S. Plans | | | U.K. Plan | | | Total | | |
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Mutual funds									
Non-U.S. equity funds	$ —	$ —	$ —	$ —	$ 5	$ —	$ —	$ 5	$ —
Bond funds	—	—	—	—	201	—	—	201	—
Total mutual funds	—	—	—	—	206	—	—	206	—
Other investments									
Cash and money market funds	55	—	—	6	—	—	61	—	—
Buy-in contract	—	—	1,103	—	—	—	—	—	1,103
Synthetic leveraged credit fund	—	—	—	—	11	—	—	11	—
Total other investments	55	—	1,103	6	11	—	61	11	1,103
Total investments	$ 55	$ —	$ 1,103	$ 6	$ 217	$ —	$ 61	$ 217	$ 1,103

| | December 31, 2024 | | | | | | | | |
| | U.S. Plans | | | U.K. Plan | | | Total | | |
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Mutual funds									
Non-U.S. equity funds	$ 4	$ —	$ —	$ —	$ 55	$ —	$ 4	$ 55	$ —
Bond funds	1,149	2	—	—	136	—	1,151	136	—
Total mutual funds	1,153	2	—	—	191	—	1,155	191	—
Other investments									
Cash and money market funds	9	—	—	2	—	—	9	2	—
Synthetic leveraged credit fund	—	—	—	—	17	—	—	17	—
Total other investments	9	—	—	2	17	—	9	19	—
Total investments	$ 1,162	$ 2	$ —	$ 2	$ 208	$ —	$ 1,164	$ 210	$ —

We estimated the fair values of the plan assets by applying the market approach, as categorized above, using either (i) significant observable inputs, representative of Level 1 fair value measurements, including market prices of actively traded funds, (ii) significant other observable inputs, representative of Level 2 fair value measurements, including the market prices of underlying securities in trust funds, or (iii) significant unobservable inputs, representative of Level 3 fair value measurements, including the demographic inputs used to develop expected future cash flows, which were discounted at prevailing market discount rates, for the actuarial valuation of the buy-in contract.

Funding contributions and benefit payments—In the years ended December 31, 2025, 2024 and 2023, we made an aggregate contribution of $8 million, $2 million and $8 million, respectively, to the defined benefit pension plans and the OPEB Plans using our cash flows from operations. In the year ending December 31, 2026, we expect to make an aggregate contribution of $5 million, including $3 million and $2 million to the defined benefit pension plans and the OPEB Plans, respectively.

The projected benefits payments were as follows (in millions):

Years ending December 31,	U.S. Plans		U.K. Plan		OPEB Plans		Total	
2026	$	85	$	8	$	2	$	95
2027		85		8		2		95
2028		85		9		1		95
2029		86		10		1		97
2030		86		11		1		98
2031 - 2035		431		67		1		499

NOTE 10—INCOME TAXES

Overview—Transocean Ltd., a holding company and Swiss resident, is subject to Swiss federal, cantonal and communal income tax. For Swiss income taxes, however, qualifying net dividend income and net capital gains on the sale of qualifying investments in subsidiaries are exempt from taxation. Consequently, there is not a direct relationship between our Swiss earnings before income taxes and our Swiss income tax expense. In the year ended December 31, 2025, the amount of our loss before income tax benefit derived in Switzerland and non-Swiss jurisdictions was $2.01 billion and $937 million, respectively.

Tax provision and rate—The relationship between our provision for or benefit from income taxes and our income or loss before income taxes can vary significantly from period to period considering, among other factors, (a) the overall level of income before income taxes, (b) changes in the blend of income that is taxed based on gross revenues rather than income before taxes, (c) rig movements between taxing jurisdictions and (d) our rig operating structures. In the year ended December 31, 2025, the amount of our income tax provision (benefit) derived in Switzerland, Switzerland cantons, and non-Switzerland jurisdictions was $(21) million, $(13) million and $1 million, respectively. In the years ended December 31, 2025, 2024 and 2023, our effective tax rate was 1.1 percent, 2.2 percent and (1.4) percent, respectively, based on loss before income tax expense (benefit).

The components of our income tax provision (benefit) were as follows (in millions):

	Years ended December 31,					
	2025		2024		2023	
Current tax expense (benefit)	$	78	$	31	$	(5)
Deferred tax expense (benefit)		(111)		(42)		18
Income tax expense (benefit)	$	(33)	$	(11)	$	13

The following is a reconciliation of the income tax benefit computed at the Swiss holding company federal effective rate and our reported income tax benefit for the year ended December 31, 2025 (in millions, except percentages):

	Year ended December 31, 2025	
Switzerland, federal statutory tax rate	$ (220)	7.48%
Switzerland, cantonal taxes	(13)	0.44%
Switzerland, changes in valuation allowance	131	(4.46)%
Non-Switzerland tax effects		
Bermuda, changes in valuation allowance	212	(7.21)%
Bermuda, tax rate differential	(107)	3.64%
Bermuda, other, net	13	(0.42)%
United States, tax rate differential	65	(2.21)%
United States, changes in valuation allowance	20	(0.68)%
United States, other, net	(15)	0.51%
Luxembourg, changes due to operational restructuring	43	(1.46)%
Luxembourg, changes in valuation allowance	(20)	0.68%
Luxembourg, other, net	8	(0.27)%
Norway, changes in currency exchange	(17)	0.56%
Norway, other, net	24	(0.82)%
Hungary, changes in valuation allowance	26	(0.88)%
Hungary, changes in currency exchange	(25)	0.85%
Hungary, other, net	1	(0.02)%
Brazil, tax rate differential	16	(0.54)%
Brazil, other, net	(19)	0.65%
United Kingdom, changes in valuation allowance	(36)	1.22%
United Kingdom, other, net	(5)	0.15%
Other, net	9	(0.30)%
Changes in unrecognized tax benefits	(123)	4.18%
Other adjustments		
Switzerland, changes due to operational restructuring	(13)	0.44%
Switzerland, other, net	12	(0.40)%
Effective tax rate	$ (33)	1.13%

In the year ended December 31, 2025, we recognized a net tax benefit of $33 million, primarily resulting from a release of an uncertain tax position. For state and local income taxes, cantonal taxes in Zug, Switzerland made up the majority, greater than 50 percent, of the tax effect in this category.

The following is a reconciliation of the income tax benefit computed at the Swiss holding company federal effective rate of 7.83% and our reported consolidated income tax expense (benefit) for the years ended December 31, 2024 and 2023 (in millions):

	Years ended December 31,	
	2024	2023
Income tax benefit at Swiss federal statutory rate	$ (40)	$ (74)
Earnings subject to rates different than the Swiss federal statutory rate	74	129
Changes in valuation allowance	208	(23)
Tax attribute expirations	185	—
Deemed profits taxes	12	11
Withholding taxes	4	5
Changes in unrecognized tax benefits, net	(4)	(37)
Changes due to organizational restructuring	(452)	—
Other, net	2	2
Income tax expense (benefit)	$ (11)	$ 13

In the year ended December 31, 2024, as a result of operational and structural changes related to rig movements, we remeasured our deferred tax assets and liabilities related to Luxembourg, resulting in an increase of our net deferred tax asset from $8 million to $280 million, and such increase was substantially offset by an increase to our valuation allowance.

Unrecognized tax benefits—The changes to unrecognized tax benefits, excluding interest and penalties that we recognize as a component of income tax expense, were as follows (in millions):

	Years ended December 31,		
	2025	2024	2023
Balance, beginning of period	$ 407	$ 449	$ 444
Additions for current year tax positions	49	13	45
Additions for prior year tax positions	39	11	5
Reductions due to settlements	(203)	(30)	(5)
Reductions related to statute of limitation expirations and changes in law	(8)	(19)	(14)
Reductions for prior year tax positions	—	(17)	(26)
Balance, end of period	$ 284	$ 407	$ 449

Our unrecognized tax benefits were as follows (in millions):

	December 31,	
	2025	2024
Unrecognized tax benefits, excluding interest and penalties	$ 284	$ 407
Interest and penalties	18	7
Unrecognized tax benefits, including interest and penalties	$ 302	$ 414

In the years ended December 31, 2025, 2024 and 2023, we recognized, as a component of our income tax provision, expense of $11 million, benefit of $2 million and expense of $18 million, respectively, related to interest and penalties associated with our unrecognized tax benefits. As of December 31, 2025, we have unrecognized benefits of $302 million, including interest and penalties, against which we have recorded net operating loss deferred tax assets of $235 million, resulting in net unrecognized tax benefits of $67 million, including interest and penalties, that upon reversal would favorably impact our effective tax rate.

Tax positions and returns—We conduct operations through our various subsidiaries in countries throughout the world. Each country has its own tax regimes with varying nominal rates, deductions and tax attributes that are subject to changes resulting from new legislation, interpretation or guidance. From time to time, as a result of these changes, we may revise previously evaluated tax positions, which could cause us to adjust our recorded tax assets and liabilities. Tax authorities in certain jurisdictions are examining our tax returns and, in some cases, have issued assessments. We intend to defend our tax positions vigorously. Although we can provide no assurance as to the outcome of the aforementioned changes, examinations or assessments, we do not expect the ultimate liability to have a material adverse effect on our consolidated statement of financial position or results of operations; however, it could have a material adverse effect on our consolidated statement of cash flows.

Brazil tax investigations—In December 2005, the Brazilian tax authorities began issuing tax assessments with respect to our tax returns for the years 2000 through 2004. In May 2014, the Brazilian tax authorities issued an additional tax assessment for the years 2009 and 2010. We filed protests with the Brazilian tax authorities for the assessments and are engaged in the appeals process, and a portion of two cases were favorably closed. As of December 31, 2025, the remaining aggregate tax assessment, including interest and penalties, was for corporate income tax of BRL 523 million, equivalent to $95 million, and indirect tax of BRL 96 million, equivalent to $17 million. We believe our returns are materially correct as filed, and we are vigorously contesting these assessments. An unfavorable outcome on these proposed assessments could have a material adverse effect on our consolidated statement of financial position, results of operations or cash flows.

Tax payments—The components of our income taxes paid, net of refunds received, disaggregated by country, were as follows (in millions):

	Year ended December 31, 2025
Switzerland, federal	$ 2
Switzerland, cantonal	2
Total Switzerland	4
Brazil	17
United States	14
Angola	9
Australia	5
India	5
Hungary	4
Other countries (a)	3
Total tax payments, net of refunds received	$ 61

(a) The aggregate income taxes paid, net of refunds received, in other countries that individually represented less than 5 percent of total income taxes paid, net.

In the years ended December 31, 2024 and 2023, aggregate income taxes paid were $60 million and $41 million, respectively, before deducting refunds received.

Deferred taxes—The significant components of our deferred tax assets and liabilities were as follows (in millions):

	December 31,	
	2025	2024
Deferred tax assets		
Net operating loss carryforwards	$ 1,985	$ 1,541
Swiss historic depreciation and financing asset costs	1,034	1,053
Interest expense limitation	54	87
United Kingdom charter limitation	53	53
Accrued costs and expenses	33	20
Contract liabilities	6	22
Accrued payroll costs not currently deductible	11	12
Other	69	69
Valuation allowance	(2,479)	(2,089)
Total deferred tax assets, net of allowance	766	768
Deferred tax liabilities		
Depreciation	(1,068)	(1,214)
Other	(41)	(8)
Total deferred tax liabilities	(1,109)	(1,222)
Deferred tax liabilities, net	$ (343)	$ (454)

We include taxes related to the earnings of all of our subsidiaries since we do not consider the earnings of any of our subsidiaries to be indefinitely reinvested.

At December 31, 2025 and 2024, our deferred tax assets included U.S. tax credits of $5 million, which will expire between 2042 and 2044. Deferred tax assets related to our net operating losses were generated in various worldwide tax jurisdictions. At December 31, 2025, our net deferred tax assets related to our net operating loss carryforwards included $1.57 billion, which do not expire, and $563 million, which will expire between 2026 and 2041.

As of December 31, 2025, our consolidated cumulative loss incurred over the recent three-year period represented significant objective negative evidence for the evaluation of the realizability of our deferred tax assets. Because such evidence has limited our ability to consider other subjective evidence, we evaluate each jurisdiction separately. We consider objective evidence, such as contract backlog activity, in jurisdictions in which we have profitable contracts, and the ability to carryback losses or utilize losses against potential exposures. If estimated future taxable income changes during the carryforward periods or if the cumulative loss is no longer present, we may adjust the amount of deferred tax assets that we expect to realize. At December 31, 2025 and 2024, due to uncertainty of realization, we had a valuation allowance of $2.48 billion and $2.09 billion, respectively, on net operating losses and other deferred tax assets due to the uncertainty of realization.

NOTE 11—LOSS PER SHARE

The computation of basic and diluted loss per share was as follows (in millions, except per share data):

	Years ended December 31,					
	2025		2024		2023	
	Basic	Diluted	Basic	Diluted	Basic	Diluted
Numerator for loss per share						
Net loss attributable to controlling interest	$ (2,915)	$ (2,915)	$ (512)	$ (512)	$ (954)	$ (954)
Effect of convertible debt instruments, net of tax	—	—	—	(189)	—	—
Loss for per share calculation	$ (2,915)	$ (2,915)	$ (512)	$ (701)	$ (954)	$ (954)
Denominator for loss per share						
Weighted-average shares outstanding	960	960	850	850	768	768
Effect of convertible debt instruments	—	—	—	75	—	—
Weighted-average shares for per share calculation	960	960	850	925	768	768
Loss per share	$ (3.04)	$ (3.04)	$ (0.60)	$ (0.76)	$ (1.24)	$ (1.24)

We excluded from the computations certain shares issuable as follows because the effect would have been antidilutive (in millions):

| | Years ended December 31, | | |
	2025	2024	2023
Exchangeable bonds	102	45	151
Share-based awards	8	11	19
Warrants (a)	—	6	10

(a) For the year ended December 31, 2025, the warrants were antidilutive since the exercise price was greater than the average price for our shares.

NOTE 12—COMMITMENTS AND CONTINGENCIES

Service agreement obligations

We have long-term service agreements with original equipment manufacturers to provide services and parts, primarily related to our pressure control systems and drilling systems. We estimated the commitments for our service agreements based on projected operating activity, and actual operating activity could differ from such estimates. At December 31, 2025, the aggregate future payments required under our service agreement obligations were as follows (in millions):

Years ending December 31,	Service agreement obligations
2026	$ 140
2027	117
2028	73
2029	51
2030	31
Thereafter	66
Total	$ 478

Letters of credit and surety bonds

At December 31, 2025 and 2024, we had outstanding letters of credit totaling $51 million and $9 million, respectively, issued under various committed and uncommitted credit lines provided by banks to guarantee certain performance activities, tax commitments and customs or other obligations. At December 31, 2025 and 2024, we also had outstanding surety bonds totaling $128 million and $147 million, respectively, to secure certain tax commitments and other obligations. At December 31, 2025 and 2024, the aggregate cash collateral held by institutions to secure our letters of credit and surety bonds was $3 million and $8 million, respectively.

Legal proceedings

Asbestos litigation—In 2014, several of our subsidiaries were named, along with numerous other unaffiliated defendants, in complaints filed in Louisiana. The plaintiffs, former employees of some of the defendants, generally allege that the defendants used or manufactured asbestos-containing drilling mud additives for use in connection with drilling operations, claiming negligence, products liability, strict liability and claims allowed under the Jones Act and general maritime law. One of our subsidiaries has been named in similar complaints filed in Illinois, Missouri and California. At December 31, 2025, two plaintiffs have claims pending in Louisiana and 30 plaintiffs in the aggregate have claims pending in Illinois, Missouri, and California, in which we have or may have an interest. We intend to defend these lawsuits vigorously, although we can provide no assurance as to the outcome. We historically have maintained broad liability insurance, although we can provide no assurance as to whether insurance will cover the liabilities, if any, arising out of these claims. Based on our evaluation of the exposure to date, we do not expect the liability, if any, resulting from these claims to have a material adverse effect on our consolidated statement of financial position, results of operations or cash flows.

One of our subsidiaries was named as a defendant, along with numerous other companies, in lawsuits arising out of the subsidiary's manufacture and sale of heat exchangers, and involvement in the construction and refurbishment of major industrial complexes alleging bodily injury or personal injury as a result of exposure to asbestos. As of December 31, 2025, the subsidiary was a defendant in approximately 405 lawsuits with a corresponding number of plaintiffs. For many of these lawsuits, we have not been provided sufficient information from the plaintiffs to determine whether all or some of the plaintiffs have claims against the subsidiary, the basis of any such claims, or the nature of their alleged injuries. The operating assets of the subsidiary were sold in 1989. We have a coverage-in-place agreement with certain insurers and additional funding from settlement agreements with other insurers. Overall, we believe the subsidiary has sufficient resources to respond to both the current lawsuits as well as future lawsuits of a similar nature. While we cannot predict or provide assurance as to the outcome of these matters, we do not expect the ultimate liability, if any, resulting from these claims to have a material adverse effect on our consolidated statement of financial position, results of operations or cash flows.

Other matters—We are involved in various regulatory matters and a number of claims and lawsuits, asserted and unasserted, all of which have arisen in the ordinary course of our business. We do not expect the liability, if any, resulting from these other matters to have a material adverse effect on our consolidated statement of financial position, results of operations or cash flows. We cannot predict with certainty the outcome or effect of any of the litigation matters specifically described above or of any such other pending, threatened, or possible litigation or liability. We can provide no assurance that our beliefs or expectations as to the outcome or effect of any tax, regulatory, lawsuit or other litigation matter will prove correct and the eventual outcome of these matters could materially differ from management's current estimates.

Environmental matters

We have certain potential liabilities under the Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA") and similar state acts regulating cleanup of hazardous substances at various waste disposal sites, including those described below. CERCLA is intended to expedite the remediation of hazardous substances without regard to fault. Potentially responsible parties ("PRPs") for each site include present and former owners and operators of, transporters to and generators of the substances at the site. It is difficult to quantify the potential cost of environmental matters and remediation obligations. Liability is strict and can be joint and several.

One of our subsidiaries was named as a PRP in connection with a site located in Santa Fe Springs, California, known as the Waste Disposal, Inc. site. We and other PRPs agreed, under a participation agreement with the U.S. Environmental Protection Agency (the "EPA") and the U.S. Department of Justice, to settle our potential liabilities by remediating the site. The remedial action for the site was completed in 2006. Our share of the ongoing operating and maintenance costs has been insignificant, and we do not expect any additional potential liabilities to be material. Resolutions of other claims by the EPA, the involved state agency or PRPs are at various stages of investigation. Nevertheless, based on available information with respect to all environmental matters, including all related pending legal proceedings, asserted legal claims and known potential legal claims that are likely to be asserted, we do not expect the ultimate liability, if any, resulting from such matters, to have a material adverse effect on our consolidated statement of financial position, results of operations or cash flows.

NOTE 13—EQUITY

Share issuance in public offering—In September 2025, we issued 143.8 million Transocean Ltd. shares in a public offering, including 4.0 million Transocean Ltd. shares issued to Perestroika. In connection with the issuance, we received $421 million aggregate cash proceeds, net of issue costs, including $12 million from Perestroika.

We maintain an at-the-market equity offering program (the "ATM Program"). We may use the net proceeds from our ongoing ATM Program for general corporate purposes, which may include, among other things, the repayment or refinancing of indebtedness and the funding of working capital, capital expenditures, investments and additional balance sheet liquidity. In June 2021, we entered into an equity distribution agreement with a sales agent for the offer and sale of our shares, with a maximum aggregate net offering price of up to $400 million, under the ATM Program. In August 2022, we entered into an equity distribution agreement with a sales agent for the offer and sale of our shares, with a maximum aggregate net offering price of up to $435 million, under the ATM Program. In the three years in the period ended December 31, 2025, we did not issue any shares under the ATM Program.

Share issuance in debt exchanges—In the year ended December 31, 2025, we issued 73.3 million Transocean Ltd. shares with an aggregate fair value of $201 million to certain holders that elected to exchange the 4.00% Exchangeable Bonds pursuant to the Exchange Agreements. In the year ended December 31, 2023, we issued 65.1 million shares with an aggregate fair value of $434 million to certain holders that elected to exchange the 2.50% Exchangeable Bonds, the 4.00% Exchangeable Bonds and the 4.625% Exchangeable Bonds under terms of the governing indentures. See Note 8—Debt.

Share issuance in acquisitions—In June 2024, we issued 55.5 million Transocean Ltd. shares with an aggregate fair value of $297 million as partial consideration to acquire the outstanding 67.0 percent ownership interest in Orion. In September 2023, we issued 11.9 million Transocean Ltd. shares with an aggregate fair value of $99 million to acquire the outstanding 80.0 percent ownership interests in Liquila. See Note 4—Unconsolidated Affiliates and Note 6—Long-Lived Assets.

Shares held by us—We and one of our subsidiaries hold Transocean Ltd. shares for future use to deliver shares in connection with sales under the ATM Program and in connection with awards granted under our incentive plans or other rights to acquire our shares. At December 31, 2025, we and our subsidiary held 82.9 million and 19.6 million shares, respectively, and at December 31, 2024, we and our subsidiary held 22.5 million and 42.5 million shares, respectively.

Share capital currency change—In May 2024, at our annual general meeting, shareholders approved (a) redenominating the currency of our share capital from Swiss francs to U.S. dollars and (b) reducing the par value of our shares for purposes of such redenomination. As a result of the redenomination and reduction, made effective as of January 1, 2024, the par value of each of our shares was changed to $0.10 from CHF 0.10.

Warrants—At December 31, 2025 and 2024, we had 22.2 million outstanding warrants to purchase Transocean Ltd. shares. The warrants may be exercised by holders at any time prior to the close of business on March 13, 2026 at an exercise price equal to $3.71 per share, subject to certain anti-dilutive adjustments, and at our election, such exercise may be settled by delivering cash, Transocean Ltd. shares or a combination of cash and shares. At December 31, 2025 and 2024, the carrying amount of the warrants, recorded as a component of additional paid-in capital, was $16 million, net of issue costs, which represented the initial estimated fair value on the date of issuance.

NOTE 14—SHARE-BASED COMPENSATION

Overview

We have a long-term incentive plan (the "Long-Term Incentive Plan") for executives, key employees and non-employee directors under which awards can be granted in the form of restricted share units, restricted shares, stock options, stock appreciation rights and cash performance awards. Awards may be granted as service awards that are earned over a defined service period or as performance awards that are earned based on the achievement of certain market factors or performance targets or a combination of market factors and performance targets. The compensation committee of our board of directors determines the terms and conditions of the awards granted under the Long-Term Incentive Plan. At December 31, 2025, we had 154.2 million shares authorized and 37.3 million shares available to be granted under the Long-Term Incentive Plan. At December 31, 2025, the total unrecognized compensation cost related to our unvested share-based awards was $33 million, which we expect to recognize over a weighted-average period of 1.7 years.

Service awards typically vest either in three equal annual installments beginning on the first anniversary date of the grant or in an aggregate installment at the end of the stated vesting period. Service-based stock options, once fully vested, are typically exercisable during a seven-year period. Performance awards are typically subject to a three-year measurement period and typically vest in one aggregate installment following the ultimate determination date.

Service awards

Restricted share units—A restricted share unit subject to service requirements is a notional unit that is equivalent to one share but has no voting rights until the underlying share is issued. The following table summarizes unvested activity during the year ended December 31, 2025 for service-based units granted under our incentive plan:

	Number of units		Weighted-average grant-date fair value per unit
Unvested at January 1, 2025	7,659,028	$	5.44
Granted	6,852,828		3.47
Vested	(5,280,936)		4.72
Forfeited	(113,268)		4.46
Unvested at December 31, 2025	9,117,652	$	4.23

In the year ended December 31, 2025, the service-based units that vested had an aggregate grant-date fair value of $25 million. In the years ended December 31, 2024 and 2023, we granted 5,116,762 and 3,744,049 service-based units, respectively, with a per unit weighted-average grant-date fair value of $5.29 and $7.23, respectively. In the years ended December 31, 2024 and 2023, we had 6,727,943 and 6,200,155 service-based units, respectively, that vested with an aggregate grant-date fair value of $32 million and $18 million, respectively.

Stock options—The following table summarizes activity during the year ended December 31, 2025 for vested service-based stock options outstanding under our incentive plan:

	Number of shares under option		Weighted-average exercise price per share	Weighted-average remaining contractual term (years)		Aggregate intrinsic value (in millions)
Outstanding at January 1, 2025	4,069,334	$	9.53	2.93	$	—
Forfeited	(17,006)		8.35			
Outstanding at December 31, 2025	4,052,328	$	9.54	1.92	$	—
Vested and exercisable at December 31, 2025	4,052,328	$	9.54	1.92	$	—

At December 31, 2025, 2024 and 2023, there were no outstanding unvested stock options to purchase our shares.

Performance awards

Restricted share units—A restricted share unit subject to performance requirements is a notional unit for which the awarded number of shares to be issued per unit remains uncertain until quantified as of the ultimate determination date following completion of the performance period. The following table summarizes unvested activity during the year ended December 31, 2025 for performance-based units under our incentive plan:

	Number of units		Weighted-average grant-date fair value per unit
Unvested at January 1, 2025	3,495,925	$	5.78
Granted	3,138,657		3.35
Vested	(1,439,846)		6.74
Unvested at December 31, 2025	5,194,736	$	4.04

In the year ended December 31, 2025, the performance-based units that vested had an aggregate grant-date fair value of $10 million. In the years ended December 31, 2024 and 2023, we granted 2,687,268 and 1,912,292 performance-based units, respectively, with a per unit weighted-average grant-date fair value of $5.10 and $6.74, respectively. In the years ended December 31, 2024 and 2023 we had 4,429,028 and 3,025,512 performance-based units, respectively, that vested with an aggregate grant-date fair value of $21 million and $11 million, respectively.

NOTE 15—SUPPLEMENTAL SEGMENT INFORMATION

Our Chief Executive Officer serves as our chief operating decision maker ("CODM") and assesses performance for and allocates resources for our single contract drilling services segment based on our consolidated net income or loss, as presented on our consolidated statements of operations. The significant segment expense categories regularly provided to our CODM include our operating and maintenance costs and our general and administrative costs, as presented on our consolidated statements of operations. Other segment items included in our consolidated net income or loss include depreciation and amortization, loss on impairment of assets, gain or loss on disposal of assets, interest expense and income tax expense or benefit. Additionally, our CODM reviews our segment assets, as presented on our consolidated balance sheets.

Our CODM uses our consolidated results of operations to evaluate income or loss generated from segment assets, or return on assets, to make decisions to deploy cash flows from operations for reinvestment in our contract drilling services segment or for other uses, such as for acquisitions, debt and equity investments, liability management or to pay dividends to our shareholders. Consolidated results of operations are used to monitor actual results relative to historical, budgeted and forecasted results and to assess segment performance against our peers.

NOTE 16—SUPPLEMENTAL BALANCE SHEET INFORMATION

Other current liabilities were comprised of the following (in millions):

	December 31,	
	2025	**2024**
Other current liabilities		
Accrued employee benefits and payroll-related liabilities	$ 166	$ 136
Accrued interest	101	134
Accrued taxes, other than income	28	39
Finance lease liability	51	47
Operating lease liabilities	8	7
Contract liabilities	181	231
Contingent liabilities	87	94
Other	5	3
Total other current liabilities	$ 627	$ 691

Other long-term liabilities were comprised of the following (in millions):

	December 31,	
	2025	**2024**
Other long-term liabilities		
Postemployment benefit plan obligations	$ 103	$ 100
Finance lease liability	169	224
Operating lease liabilities	86	88
Income taxes payable	90	65
Contract liabilities	92	212
Other	42	40
Total other long-term liabilities	$ 582	$ 729

NOTE 17—SUPPLEMENTAL CASH FLOW INFORMATION

The reconciling adjustments of our net cash provided by operating activities that were attributable to the net change in other operating assets and liabilities were as follows (in millions):

	Years ended December 31,		
	2025	2024	2023
Changes in other operating assets and liabilities			
Increase in accounts receivable	$ (30)	$ (94)	$ (99)
(Increase) decrease in other assets	7	(92)	(91)
Increase (decrease) in accounts payable and other current liabilities	(12)	(86)	144
Decrease in other long-term liabilities	(7)	(3)	(6)
Change in income taxes receivable / payable, net	17	(19)	(36)
Change in receivables from / payables to affiliates, net	—	9	(8)
	$ (25)	$ (285)	$ (96)

Additional cash flow information was as follows (in millions):

		Years ended December 31,		
		2025	2024	2023
Certain cash operating activities				
Cash payments for interest		$ 538	$ 521	$ 408
Noncash investing and financing activities				
Capital additions accrued at end of period	(a)	$ 20	$ 23	$ 36
Acquisition of outstanding ownership interests in exchange for shares and debt	(b)	—	431	99
Debt investment exchanged for equity ownership interests	(c)	2	—	37
Finance lease installments settled with credits issued to customer	(d)	39	40	44
Shares issued in exchanges of exchangeable bonds	(e)	201	—	434

(a) Additions to property and equipment for which we had accrued a corresponding liability in accounts payable at the end of the period. See Note 6—Long-Lived Assets.

(b) In June 2024, we issued 55.5 million Transocean Ltd. shares and $130 million aggregate principal amount of 8.00% Senior Notes to acquire the outstanding ownership interest in Orion. In September 2023, we issued 11.9 million Transocean Ltd. shares to acquire the outstanding ownership interest in Liquila. See Note 4—Unconsolidated Affiliates, Note 6—Long-Lived Assets and Note 13—Equity.

(c) In October 2025, we agreed to exchange borrowings due to us under a loan agreement with an unconsolidated affiliate for equity ownership interests. In September 2023, we agreed to exchange borrowings due to us under a financing arrangement with Orion for additional equity ownership interests in Orion. See Note 4—Unconsolidated Affiliates.

(d) In the years ended December 31, 2025, 2024 and 2023, we agreed to settle installments due to the lessor under our finance lease by issuing corresponding credits to our customer for amounts due to us under the drilling contract. See Note 7—Leases.

(e) In the year ended December 31, 2025, we issued 73.3 million Transocean Ltd. shares to certain holders that elected to exchange the 4.00% Exchangeable Bonds pursuant to the Exchange Agreements. In the year ended December 31, 2023, we issued 65.1 million Transocean Ltd. shares to certain holders that elected to exchange the 2.50% Exchangeable Bonds, the 4.00% Exchangeable Bonds and the 4.625% Exchangeable Bonds. See Note 8—Debt and Note 13—Equity.

NOTE 18—FINANCIAL INSTRUMENTS

Overview—The carrying amounts and fair values of our financial instruments were as follows (in millions):

	December 31, 2025		December 31, 2024	
	Carrying amount	Fair value	Carrying amount	Fair value
Cash and cash equivalents	$ 620	$ 620	$ 560	$ 560
Restricted cash and cash equivalents	377	377	381	381
Total debt	5,657	5,755	6,881	6,888

Cash and cash equivalents—Our cash and cash equivalents are primarily invested in demand deposits, short-term time deposits and money market funds. The carrying amount of our cash and cash equivalents represents the historical cost, plus accrued interest, which approximates fair value because of the short maturities of the instruments.

Restricted cash and cash equivalents—Our restricted cash and cash equivalents, which are subject to restrictions due to collateral requirements, legislation, regulation or court order, are primarily invested in demand deposits and money market funds. The carrying amount of our restricted cash and cash equivalents represents the historical cost, plus accrued interest, which approximates fair value because of the short maturities of the instruments.

Total debt—The carrying amount of our total debt represents the principal amount, together with unamortized discounts, premiums and issue costs. The carrying amount and fair value of our total debt includes amounts related to our exchangeable bonds (see Note 8—

Debt). We estimated the fair value of our total debt using significant other observable inputs, representative of Level 2 fair value measurements, including the terms and credit spreads for the instruments and, with respect to our exchangeable bonds, the expected volatility of the market price for our shares.

NOTE 19—RISK CONCENTRATION

Interest rate risk—We are exposed to interest rate risk related to our fixed-rate debt when we refinance maturing debt with new debt or when we early retire debt in open market repurchases or other market transactions. We are also exposed to interest rate risk related to our restricted and unrestricted cash equivalents, as the interest income earned on these investments is based on variable or short-term interest rates, which change with market interest rates.

Equity price risk—We are exposed to equity price risk primarily related to the bifurcated compound exchange feature contained within the indenture governing the 4.625% Exchangeable Bonds. The market price of our shares is the primary driver of the fair value of the exchange feature. An increase or decrease to the market price of our shares yields an increase or decrease to the carrying amount of the exchange feature, recorded as a component of our debt, and a corresponding change to interest expense.

Currency exchange rate risk—We are exposed to currency exchange rate risk primarily related to contract drilling revenues, employee compensation costs and purchasing costs that are denominated in currencies other than our functional currency, the U.S. dollar. To minimize the exposure to currency exchange rate risk, we use a variety of techniques, including structuring customer payment terms and occasionally entering into forward exchange contracts. We structure customer contracts, as our primary tool to manage currency exchange rate risk, to provide for payment in both U.S. dollars and local currency where the local currency portion is based on our anticipated local currency requirements over the contract term. Due to various factors, including customer acceptance, local banking laws, national content requirements, other statutory requirements, currency liquidity, local inflation and revenue efficiency, actual local currency needs may vary from those realized in the customer contracts, resulting in partial exposure to currency exchange rate risk. The currency exchange effect resulting from our international operations generally has not had a material impact on our operating results.

Credit risk—We are exposed to concentrations of credit risk primarily related to our restricted and unrestricted cash and cash equivalents and customer receivables. We generally maintain our restricted and unrestricted cash and cash equivalents in time deposits at commercial banks with high credit ratings or mutual funds, which invest exclusively in high-quality money market instruments, and because we limit the amount of exposure to any one institution, we do not believe we are exposed to any significant credit risk. Our customer receivables, dispersed across various countries, are due from integrated energy companies, government-owned or government-controlled energy companies and other independent energy companies. We occasionally require collateral or other security to support customer receivables when we have encountered isolated concerns related to the credit of independent energy companies. Additionally, in certain infrequent instances, when we determine that collection is uncertain, we may offer extended payment terms and recognize revenues associated with the contract on a cash basis. We establish an allowance for credit losses, recorded in accounts receivable, net, by applying an expected loss rate based on current, forecasted and historical experience. At December 31, 2025 and 2024, our allowance for credit losses was $2 million.

Labor agreements—At December 31, 2025, we had a global workforce of approximately 5,600 individuals, including approximately 380 contractors. Approximately 45 percent of our total workforce, working primarily in Brazil and Norway, is represented by, and some of our contracted labor work is subject to, collective bargaining agreements, substantially all of which are subject to annual salary negotiations. Negotiations for annual salary or other labor matters could result in higher personnel or other costs or increased operational restrictions or disruptions. The outcome of any such negotiation generally affects the market for all offshore employees, not only union members. A failure to reach an agreement on certain key issues could result in strikes, lockouts or other work stoppages.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

We have not had a change in or disagreement with our accountants within 24 months prior to the date of our most recent financial statements or in any period subsequent to such date.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure controls and procedures—Our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in our reports filed or submitted under the U.S. Securities Exchange Act of 1934 is (1) accumulated and communicated to our management, including our Chief Executive Officer, who is our principal executive officer, and our Chief Financial Officer, who is our principal financial officer, to allow timely decisions regarding required disclosure and (2) recorded, processed, summarized and reported within the time periods specified in the U.S. Securities and Exchange Commission's rules and forms. Under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, we performed an evaluation of the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2025.

Internal control over financial reporting—There were no changes to our internal control over financial reporting during the quarter ended December 31, 2025 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting. See "Management's Report on Internal Control Over Financial Reporting" and "Report of Independent Registered Public Accounting Firm," included in Item 8 of this annual report.

ITEM 9B. OTHER INFORMATION

During the three months ended December 31, 2025, no director or officer of Transocean adopted or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408(a) of Regulation S-K.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

ITEM 11. EXECUTIVE COMPENSATION

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED SHAREHOLDER MATTERS

ITEM 13. CERTAIN RELATIONSHIPS, RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by Items 10, 11, 12, 13 and 14 is incorporated herein by reference to our definitive proxy statement for our 2026 annual general meeting of shareholders, which will be filed with the U.S. Securities and Exchange Commission pursuant to Regulation 14A under the U.S. Securities Exchange Act of 1934 within 120 days of December 31, 2025. Certain information with respect to our executive officers is set forth in Part I of this annual report under the caption "Executive Leadership."

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(A)   INDEX TO FINANCIAL STATEMENTS, FINANCIAL STATEMENT SCHEDULES AND EXHIBITS

(1) Index to Financial Statements

Included in Part II of this report:	Page
Management's Report on Internal Control Over Financial Reporting	AR-37
Reports of Independent Registered Public Accounting Firm (*PCAOB ID 00042*)	AR-38
Report of the Statutory Auditor	AR-41
Consolidated Statements of Operations	AR-44
Consolidated Statements of Comprehensive Loss	AR-45
Consolidated Balance Sheets	AR-46
Consolidated Statements of Equity	AR-47
Consolidated Statements of Cash Flows	AR-48
Notes to Consolidated Financial Statements	AR-49

Financial statements of unconsolidated subsidiaries are not presented herein because such subsidiaries do not meet the significance test.

(2) Financial Statement Schedules

TRANSOCEAN LTD. AND SUBSIDIARIES
SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS
(in millions)

		Years ended December 31,				
		2025		2024		2023
Allowance for credit losses						
Balance, beginning of period		$ 2	$	2	$	2
Additions: charged to cost and expenses		—		—		—
Additions: charged to other accounts		—		—		—
Deductions		—		—		—
Balance, end of period		$ 2	$	2	$	2
Allowance for excess materials and supplies						
Balance, beginning of period		$ 178	$	198	$	199
Additions: charged to cost and expenses		17		7		6
Additions: charged to other accounts		—		—		—
Deductions	(a)	(55)		(27)		(7)
Balance, end of period		$ 140	$	178	$	198
Valuation allowance on deferred tax assets						
Balance, beginning of period		$ 2,089	$	1,884	$	1,910
Additions: charged to cost and expenses		390		208		—
Additions: charged to other accounts		—		—		—
Deductions	(b)	—		(3)		(26)
Balance, end of period		$ 2,479	$	2,089	$	1,884

(a)   Amount related to disposal of materials and supplies, primarily associated with rigs and related assets sold or classified as held for sale.
(b)   Amount related to adjustments to other deferred tax assets with valuation allowances.

(3) Exhibits

The following exhibits are filed or furnished, as indicated, or incorporated by reference to the location indicated:

NUMBER	DESCRIPTION	LOCATION
2.1	Business Combination Agreement, dated as of February 9, 2026, between Transocean Ltd. and Valaris Limited	Exhibit 2.1 to Transocean Ltd.'s Current Report on Form 8-K (Commission File No. 001-38373) filed on February 10, 2026

NUMBER	DESCRIPTION	LOCATION
3.1	Articles of Association of Transocean Ltd.	Exhibit 3.2 to Transocean Ltd.'s Current Report on Form 8-K (Commission File No. 001-38373) filed on June 3, 2025
3.2	Organizational Regulations of Transocean Ltd., amended effective as of May 30, 2025	Exhibit 3.3 to Transocean Ltd.'s Current Report on Form 8-K (Commission File No. 001-38373) filed on June 3, 2025
4.1	Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934	Filed with our Annual Report on Form 10-K for the year ended December 31, 2025
4.2	Credit Agreement, dated as of June 22, 2018, among Transocean International Limited, the lenders parties thereto and Citibank, N.A., as administrative agent and collateral agent	Exhibit 4.1 to Transocean Ltd.'s Current Report on Form 8-K (Commission File No. 000-53533) filed on June 27, 2018
4.2.1	Increase of Commitments and First Amendment to Credit Agreement, dated as of May 13, 2019, among Transocean International Limited, the lenders and issuing banks parties thereto, Citibank, N.A., as administrative agent, and for the limited purposes set forth therein, Transocean Ltd. and certain of its subsidiaries	Exhibit 10.1 to Transocean Ltd.'s Current Report on Form 8-K (Commission File No. 001-38373) filed on May 13, 2019
4.2.2	Increase of Commitments, Second Amendment to Credit Agreement and First Amendment to Guaranties, dated as of July 15, 2019, among Transocean International Limited, the lenders and issuing banks parties thereto, Citibank, N.A., as administrative agent, and for the limited purposes set forth therein, Transocean Ltd. and certain of its subsidiaries	Exhibit 10.1 to Transocean Ltd.'s Current Report on Form 8-K (Commission File No. 001-38373) filed on July 15, 2019
4.2.3	Curative Agreement, dated September 24, 2019, between Transocean International Limited and Citibank, N.A., as administrative agent for the lenders under the Credit Agreement dated June 22, 2018, as amended	Exhibit 10.2 to Transocean Ltd.'s Quarterly Report on Form 10-Q (Commission File No. 001-38373) for the quarter ended September 30, 2019
4.2.4	Increase of Commitments and Third Amendment to Credit Agreement, dated as of December 23, 2019, among Transocean International Limited, the lenders and issuing banks parties thereto, Citibank, N.A., as administrative agent, and for the limited purposes set forth therein, Transocean Ltd. and certain of its subsidiaries	Exhibit 4.6 to Transocean Ltd.'s Annual Report on Form 10-K (Commission File No. 001-38373) for the year ended December 31, 2019
4.2.5	Fourth Amendment to Credit Agreement, dated as of November 30, 2020, among Transocean International Limited, the lenders and issuing banks parties thereto, Citibank, N.A., as administrative agent, and for the limited purposes set forth therein, certain of Transocean International Limited's subsidiaries	Exhibit 10.1 to Transocean Ltd.'s Current Report on Form 8-K (Commission File No. 001-38373) filed on December 1, 2020
4.2.6	Fifth Amendment to Credit Agreement, dated as of July 27, 2022, among Transocean International Limited, the lenders and issuing banks parties thereto, Citibank, N.A., as administrative agent, and for the limited purposes set forth therein, Transocean Ltd. and certain of Transocean International Limited's subsidiaries	Exhibit 10.1 to Transocean Ltd.'s Current Report on Form 8-K (Commission File No. 001-38373) filed on August 1, 2022
4.2.7	Sixth Amendment to Credit Agreement, dated as of April 18, 2024, among Transocean International Limited, the lenders parties thereto, Citibank, N.A. as administrative agent and collateral agent, and for the limited purposes set forth therein, Transocean Ltd. and certain of Transocean International Limited's subsidiaries	Exhibit 10.1 to Transocean Ltd.'s Current Report on Form 8-K (Commission File No. 001-38373) filed on April 18, 2024
4.3	Indenture, dated as of April 15, 1997, between Transocean Offshore Inc. and Texas Commerce Bank National Association, as trustee	Exhibit 4.1 to Transocean Offshore Inc.'s Current Report on Form 8-K (Commission File No. 001-07746) filed on April 30, 1997
4.3.1	First Supplemental Indenture, dated as of April 15, 1997, between Transocean Offshore Inc. and Texas Commerce Bank National Association, as trustee, supplementing the Indenture dated as of April 15, 1997	Exhibit 4.2 to Transocean Offshore Inc.'s Current Report on Form 8-K (Commission File No. 001-07746) filed on April 30, 1997
4.3.2	Second Supplemental Indenture, dated as of May 14, 1999, between Transocean Offshore (Texas) Inc., Transocean Offshore Inc. and Chase Bank of Texas, National Association, as trustee	Exhibit 4.5 to Transocean Offshore Inc.'s Post-Effective Amendment No. 1 to Registration Statement on Form S-3 (Registration No. 333-59001-99) filed on June 29, 1999
4.3.3	Fifth Supplemental Indenture, dated as of December 18, 2008, among Transocean Ltd., Transocean International Limited and The Bank of New York Mellon Trust Company, N.A., as trustee	Exhibit 4.4 to Transocean Ltd.'s Current Report on Form 8-K (Commission File No. 333-75899) filed on December 19, 2008
4.3.4	Form of 7.45% Notes due April 15, 2027	Exhibit 4.3 to Transocean Offshore Inc.'s Current Report on Form 8-K (Commission File No. 001-07746) filed on April 30, 1997

NUMBER	DESCRIPTION	LOCATION
4.3.5	Form of 8.00% Debentures due April 15, 2027	Exhibit 4.4 to Transocean Offshore Inc.'s Current Report on Form 8-K (Commission File No. 001-07746) filed on April 30, 1997
4.3.6	Officers' Certificate establishing the terms of the 7.50% Notes due April 15, 2031	Exhibit 4.3 to Transocean Sedco Forex Inc.'s Current Report on Form 8-K (Commission File No. 333-75899) filed on April 9, 2001
4.3.7	Officers' Certificate establishing the terms of the 7.375% Notes due April 15, 2018	Exhibit 4.14 to Transocean Sedco Forex Inc.'s Annual Report on Form 10-K (Commission File No. 333-75899) for the year ended December 31, 2001
4.4	Indenture, dated as of September 1, 1997, between Global Marine Inc. and Wilmington Trust Company, as Trustee, relating to Debt Securities of Global Marine Inc.	Exhibit 4.1 of Global Marine Inc.'s Registration Statement on Form S-4 (No. 333-39033) filed on October 30, 1997
4.4.1	First Supplemental Indenture, dated as of June 23, 2000, between Global Marine Inc. and Wilmington Trust Company, as Trustee, relating to Debt Securities of Global Marine Inc.	Exhibit 4.2 of Global Marine Inc.'s Quarterly Report on Form 10-Q (Commission File No. 001-05471) for the quarter ended June 30, 2000
4.4.2	Second Supplemental Indenture, dated as of November 20, 2001, between Global Marine Inc. and Wilmington Trust Company, as Trustee, relating to Debt Securities of Global Marine Inc.	Exhibit 4.2 to GlobalSantaFe Corporation's Annual Report on Form 10-K (Commission File No. 001-14634) for the year ended December 31, 2004
4.4.3	Third Supplemental Indenture, dated as of July 29, 2019, among Global Marine Inc, Transocean International Limited and Wilmington Trust Company, as trustee, relating to Debt Securities of Global Marine Inc.	Exhibit 4.1 to Transocean Ltd.'s Current Report on Form 8-K (Commission File No. 001-38373) filed on July 29, 2019
4.4.4	Form of 7% Note due 2028	Exhibit 4.2 of Global Marine Inc.'s Current Report on Form 8-K (Commission File No. 001-05471) filed on May 22, 1998
4.4.5	Terms of 7% Notes due 2028	Exhibit 4.1 of Global Marine Inc.'s Current Report on Form 8-K (Commission File No. 001-05471) filed on May 22, 1998
4.5	Indenture, dated as of December 11, 2007, between Transocean International Limited and Wells Fargo Bank, National Association	Exhibit 4.36 to Transocean International Limited's Annual Report on Form 10-K (Commission File No. 333-75899) for the year ended December 31, 2007
4.5.1	First Supplemental Indenture, dated as of December 11, 2007, between Transocean International Limited and Wells Fargo Bank, National Association	Exhibit 4.37 to Transocean International Limited's Annual Report on Form 10-K (Commission File No. 333-75899) for the year ended December 31, 2007
4.5.2	Third Supplemental Indenture, dated as of December 18, 2008, among Transocean Ltd., Transocean International Limited and Wells Fargo Bank, National Association, as trustee	Exhibit 4.3 to Transocean Ltd.'s Current Report on Form 8-K (Commission File No. 333-75899) filed on December 19, 2008
4.5.3	Fourth Supplemental Indenture, dated as of September 21, 2010, among Transocean Ltd., Transocean International Limited and Wells Fargo Bank, National Association, as trustee	Exhibit 4.1 to Transocean Ltd.'s Quarterly Report on Form 10-Q (Commission File No. 000-53533) for the quarter ended September 30, 2010
4.5.4	Fifth Supplemental Indenture, dated as of December 5, 2011, among Transocean Ltd., Transocean International Limited and Wells Fargo Bank, National Association, as trustee	Exhibit 4.3 to Transocean Ltd.'s Current Report on Form 8-K (Commission File No. 000-53533) filed on December 5, 2011
4.5.5	Sixth Supplemental Indenture, dated as of September 13, 2012, among Transocean International Limited, Transocean Ltd. and Wells Fargo Bank, National Association, as trustee	Exhibit 4.3 to Transocean Ltd.'s Current Report on Form 8-K (Commission File No. 000-53533) filed on September 13, 2012
4.6	Registration Rights Agreement, dated as of January 30, 2018, among Transocean Ltd., Transocean International Limited, and the security holders named therein	Exhibit 4.3 to Transocean Ltd.'s Current Report on Form 8-K (Commission File No. 000-53533) filed on January 30, 2018
4.6.1	Amendment to Registration Rights Agreement, dated as of August 14, 2020, by and among Transocean Ltd., Transocean International Limited and Perestroika (Cyprus) Ltd.	Exhibit 4.2 to Transocean Ltd.'s Current Report on Form 8-K (Commission File No. 001-38373) filed on August 14, 2020
4.7	Indenture, dated as of September 30, 2022, by and among Transocean International Limited, the Guarantors and Truist Bank, as trustee	Exhibit 4.1 to Transocean Ltd.'s Current Report on Form 8-K (Commission File No. 001-38373) filed on September 30, 2022
4.8	Warrant Agreement, dated as of September 30, 2022, by and among Transocean International Limited, Transocean Ltd. and Computershare Inc. and Computershare Trust Company, N.A., as warrant agent	Exhibit 4.2 to Transocean Ltd.'s Current Report on Form 8-K (Commission File No. 001-3873) filed on September 30, 2022
4.9	Indenture, dated as of January 17, 2023, among Transocean Titan Financing Limited, the Guarantors and Truist Bank, as trustee and collateral agent	Exhibit 4.1 to Transocean Ltd.'s Current Report on Form 8-K (Commission File No. 001-38373) filed on January 17, 2023

Number	Description	Location
4.9.1	First Supplemental Indenture, dated as of May 8, 2024, among Transocean Titan Financing Limited, the Guarantors and Truist Bank, as trustee and collateral agent	Exhibit 4.1 to Transocean Ltd.'s Current Report on Form 8-K (Commission File No. 001-138373) filed on May 8, 2024
4.10	Indenture, dated as of January 31, 2023, among Transocean International Limited, the Guarantors named therein and Truist Bank, as trustee and collateral agent	Exhibit 4.1 to Transocean Ltd.'s Current Report on Form 8-K (Commission File No. 001-38373) filed on January 31, 2023
4.10.1	First Supplemental Indenture, dated as of January 26, 2024, by and among Transocean International Limited, the Additional Guarantors, the Note Parties and Truist Bank, as trustee and collateral agent, supplementing the Indenture dated as of January 31, 2023	Exhibit 4.16.1 to Transocean Ltd.'s Annual Report on Form 10-K (Commission File No. 001-38373) for the year ended December 31, 2023
4.10.2	Second Supplemental Indenture, dated as of May 30, 2024, by and among Transocean International Limited, the Additional Guarantors, the Note Parties and Truist Bank, as trustee and collateral agent, supplementing the Indenture dated as of January 31, 2023	Exhibit 4.3 to Transocean Ltd.'s Quarterly Report on Form 10-Q (Commission File No. 001-38373) for the quarter ended June 30, 2024
4.11	Indenture, dated as of October 11, 2023, among Transocean Aquila Limited, the Guarantors and Truist Bank, as trustee and collateral agent	Exhibit 4.1 to Transocean Ltd.'s Current Report on Form 8-K (Commission File No. 001-38373) filed on October 11, 2023
4.11.1	First Supplemental Indenture, dated as of March 18, 2024, by and among Transocean Aquila Limited, the Additional Guarantors, the Note Parties and Truist Bank, as trustee and collateral agent, supplementing the Indenture dated as of October 11, 2023	Exhibit 4.2 to Transocean Ltd.'s Quarterly Report on Form 10-Q (Commission File No. 001-38373) for the quarter ended March 31, 2024
4.12	Indenture, dated as of April 18, 2024, by and among Transocean International Limited, the Guarantors and Truist Bank, as trustee.	Exhibit 4.1 to Transocean Ltd.'s Current Report on Form 8-K (Commission File No. 001-38373) filed on April 18, 2024
4.13	Registration Rights Agreement, dated as of June 28, 2024, by and among the Company and Hayfin	Exhibit 10.1 to Transocean Ltd.'s Current Report on Form 8-K (Commission File No. 001-38373) filed on June 28, 2024
4.14	Indenture, dated as of October 15, 2025, by and among Transocean International Limited, the Guarantors and Truist Bank, as trustee	Exhibit 4.1 to Transocean Ltd.'s Current Report on Form 8-K (Commission File No. 001-38373) filed on October 15, 2025
10.1	Shipyard Credit Agreement for *Deepwater Atlas*, dated as of June 5, 2021, by and between Jurong Shipyard Pte. Ltd. and Transocean Offshore Deepwater Holdings Limited	Exhibit 10.2 to Transocean Ltd.'s Quarterly Report on Form 10-Q (Commission File No. 001-38373) for the quarter ended June 30, 2021
10.2	Shipyard Credit Agreement for *Deepwater Titan*, dated as of June 5, 2021, by and between Jurong Shipyard Pte. Ltd. and Transocean Offshore Deepwater Holdings Limited	Exhibit 10.3 to Transocean Ltd.'s Quarterly Report on Form 10-Q (Commission File No. 001-38373) for the quarter ended June 30, 2021
† 10.3	Amended and Restated 2015 Transocean Ltd. Long-Term Incentive Plan, effective as of May 30, 2025	Exhibit 10.1 to Transocean Ltd.'s Current Report on Form 8-K (Commission No. 001-38373) filed on June 3, 2025
† 10.4	Terms and Conditions of 2013 Director Deferred Unit Award	Exhibit 10.14 to Transocean Ltd.'s Annual Report on Form 10-K (Commission File No. 000-53533) for the year ended December 31, 2015
† 10.5	Terms and Conditions of 2014 Director Deferred Unit Award	Exhibit 10.15 to Transocean Ltd.'s Annual Report on Form 10-K (Commission File No. 000-53533) for the year ended December 31, 2015
† 10.6	Terms and Conditions of 2015 Director Restricted Share Unit Award	Exhibit 10.16 to Transocean Ltd.'s Annual Report on Form 10-K (Commission File No. 000-53533) for the year ended December 31, 2015
† 10.7	Transocean Ltd. Pension Equalization Plan, as amended and restated, effective January 1, 2009	Exhibit 10.41 to Transocean Ltd.'s Annual Report on Form 10-K (Commission File No. 000-53533) for the year ended December 31, 2008
† 10.8	Transocean U.S. Supplemental Savings Plan, as amended and restated, effective as of January 1, 2009	Exhibit 10.44 to Transocean Ltd.'s Annual Report on Form 10-K (Commission File No. 000-53533) for the year ended December 31, 2008
10.9	Form of Indemnification Agreement entered into between Transocean Ltd. and each of its Directors and Executive Officers	Exhibit 10.1 to Transocean International Limited's Current Report on Form 8-K (Commission File No. 333-75899) filed on October 10, 2008
† 10.10	Amended and Restated Executive Severance Benefit Policy	Exhibit 10.1 to Transocean Ltd.'s Current Report on Form 8-K (Commission File No. 000-53533) filed on November 22, 2023
† 10.11	Employment Agreement with Jeremy D. Thigpen effective September 1, 2016	Exhibit 10.1 to Transocean Ltd.'s Quarterly Report on Form 10-Q (Commission File No. 000-53533) for the quarter ended September 30, 2016

NUMBER	DESCRIPTION	LOCATION
† 10.12	Employment Agreement with Jeremy D. Thigpen effective May 1, 2025	Exhibit 10.4 to Transocean Ltd.'s Quarterly Report on Form 10-Q (Commission File No. 001-38373) for the quarter ended March 31, 2025
† 10.13	Employment Agreement with Mark L. Mey effective September 1, 2016	Exhibit 10.2 to Transocean Ltd.'s Quarterly Report on Form 10-Q (Commission File No. 000-53533) for the quarter ended September 30, 2016
† 10.14	Amended and Restated Performance Award and Cash Bonus Plan of Transocean Ltd.	Exhibit 10.48 to Transocean Ltd.'s Annual Report on Form 10-K (Commission File No. 001-38373) for the year ended December 31, 2020
† 10.15	Terms and Conditions of 2020 Director Restricted Share Unit Award	Exhibit 10.3 to Transocean Ltd.'s Quarterly Report on Form 10-Q (Commission File No. 001-38373) for the quarter ended June 30, 2020
† 10.16	Terms and Conditions of 2022 Executive Equity Awards	Exhibit 10.52 to Transocean Ltd.'s Annual Report on Form 10-K (Commission File No. 001-38373) for the year ended December 31, 2021
† 10.17	Terms and Conditions of 2023 Executive Equity Awards	Exhibit 10.50 to Transocean Ltd.'s Annual Report on Form 10-K (Commission File No. 001-38373) for the year ended December 31, 2022
† 10.18	Terms and Conditions of 2024 Executive Equity Awards	Exhibit 10.1 to Transocean Ltd.'s Quarterly Report on Form 10-Q (Commission File No. 001-38373) for the quarter ended March 31, 2024
† 10.19	Terms and Conditions of 2024 Executive Management Team Equity Awards	Exhibit 10.2 to Transocean Ltd.'s Quarterly Report on Form 10-Q (Commission File No. 001-38373) for the quarter ended March 31, 2024
† 10.20	Employment Agreement with Mr. Thad Vayda dated May 20, 2024	Exhibit 10.2 to Transocean Ltd.'s Current Report on Form 8-K (Commission No. 001-38373) filed on May 22, 2024
† 10.21	Employment Agreement with Keelan Adamson effective May 1, 2025	Exhibit 10.3 to Transocean Ltd.'s Quarterly Report on Form 10-Q (Commission File No. 001-38373) for the quarter ended March 31, 2025
† 10.22	Terms and Conditions of 2025 Executive Equity Awards	Exhibit 10.1 to Transocean Ltd.'s Quarterly Report on Form 10-Q (Commission File No. 001-38373) for the quarter ended March 31, 2025
† 10.23	Terms and Conditions of 2025 Executive Management Team Equity Awards	Exhibit 10.2 to Transocean Ltd.'s Quarterly Report on Form 10-Q (Commission File No. 001-38373) for the quarter ended March 31, 2025
19	Transocean Ltd. Insider Trading Policy	Exhibit 19 to Transocean Ltd.'s Annual Report on Form 10-K (Commission File No. 001-38373) for the year ended December 31, 2024
21	Subsidiaries of Transocean Ltd.	Filed with our Annual Report on Form 10-K for the year ended December 31, 2025
23	Consent of Ernst & Young LLP	Filed with our Annual Report on Form 10-K for the year ended December 31, 2025
24	Powers of Attorney	Filed with our Annual Report on Form 10-K for the year ended December 31, 2025
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	Filed with our Annual Report on Form 10-K for the year ended December 31, 2025
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	Filed with our Annual Report on Form 10-K for the year ended December 31, 2025
32.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Furnished with our Annual Report on Form 10-K for the year ended December 31, 2025
32.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Furnished with our Annual Report on Form 10-K for the year ended December 31, 2025
97	Transocean Ltd. Executive Officer Incentive-Based Compensation Recoupment Policy	Exhibit 97 to Transocean Ltd.'s Annual Report on Form 10-K (Commission File No. 001-38373) for the year ended December 31, 2023

NUMBER	DESCRIPTION	LOCATION
101	Interactive data files pursuant to Rule 405 of Regulation S-T formatted in Inline Extensible Business Reporting Language: (i) our consolidated statements of operations for the years ended December 31, 2025, 2024 and 2023; (ii) our consolidated statements of comprehensive loss for the years ended December 31, 2025, 2024 and 2023; (iii) our consolidated balance sheets as of December 31, 2025 and 2024; (iv) our consolidated statements of equity for the years ended December 31, 2025, 2024 and 2023; (v) our consolidated statements of cash flows for the years ended December 31, 2025, 2024 and 2023; and (vi) the notes to consolidated financial statements	Filed with our Annual Report on Form 10-K for the year ended December 31, 2025
104	The cover page from our annual report on Form 10-K for the year ended December 31, 2025, formatted in Inline Extensible Business Reporting Language	Filed with our Annual Report on Form 10-K for the year ended December 31, 2025

---

†　Compensatory plan or arrangement

Exhibits listed above as previously having been filed with the U.S. Securities and Exchange Commission are incorporated by reference pursuant to Rule 12b-32 under the Securities Exchange Act of 1934 and made a part of our Annual Report on Form 10-K with the same effect as if filed therewith.

Certain instruments relating to our long-term debt and our subsidiaries have not been filed as exhibits since the total amount of securities authorized under any such instrument does not exceed 10 percent of our total assets and our subsidiaries on a consolidated basis. We agree to furnish a copy of each such instrument to the U.S. Securities and Exchange Commission upon request.

Certain agreements filed as exhibits to this Report may contain representations and warranties by the parties to such agreements. These representations and warranties have been made solely for the benefit of the parties to such agreements and (1) may be intended not as statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate, (2) may have been qualified by certain disclosures that were made to other parties in connection with the negotiation of such agreements, which disclosures are not reflected in such agreements, and (3) may apply standards of materiality in a way that is different from what may be viewed as material to investors.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned; thereunto duly authorized, on February 23, 2026.

TRANSOCEAN LTD.

By:　/s/ Robert Thaddeus Vayda
Robert Thaddeus Vayda
Executive Vice President and Chief Financial Officer
(Principal Financial Officer)

By:　/s/ Jason Pack
Jason Pack
Senior Vice President and Chief Accounting Officer
(Principal Accounting Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant in the capacities indicated on February 23, 2026.

Signature	Title
/s/ Keelan Adamson **Keelan Adamson**	President and Chief Executive Officer and Director (Principal Executive Officer)
/s/ Robert Thaddeus Vayda **Robert Thaddeus Vayda**	Executive Vice President and Chief Financial Officer (Principal Financial Officer)
/s/ Jason Pack **Jason Pack**	Senior Vice President and Chief Accounting Officer (Principal Accounting Officer)
* **Jeremy D. Thigpen**	Executive Chair of the Board of Directors
* **Chadwick C. Deaton**	Lead Independent Director
* **Glyn A. Barker**	Director
* **Vanessa C.L. Chang**	Director
* **Frederico F. Curado**	Director
* **Domenic J. Dell'Osso, Jr.**	Director
* **Vincent J. Intrieri**	Director
* **William F. Lacey**	Director
* **Samuel J. Merksamer**	Director
* **Frederik W. Mohn**	Director
By: /s/ Jason Pack **(Attorney-in-Fact)**	

TRANSOCEAN LTD.

STATUTORY FINANCIAL STATEMENTS
For the years ended December 31, 2025 and 2024

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Ernst & Young Ltd
Maagplatz 1
P.O. Box
CH-8010 Zurich

Phone: +41 58 286 31 11
www.ey.com/en_ch

To the General Meeting of

Transocean Ltd., Steinhausen

Zurich, February 23, 2026

Report of the statutory auditor

Report on the audit of the financial statements



Opinion

We have audited the financial statements of Transocean Ltd. (the Company), which comprise the balance sheet as at December 31, 2025, the statement of operations for the year then ended and notes to the financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying financial statements comply with Swiss law and the Company's articles of incorporation.

Basis for opinion

We conducted our audit in accordance with Swiss law and Swiss Standards on Auditing (SA-CH). Our responsibilities under those provisions and standards are further described in the "Auditor's responsibilities for the audit of the financial statements" section of our report. We are independent of the Company in accordance with the provisions of Swiss law and the requirements of the Swiss audit profession that are relevant to audits of the financial statements of public interest entities. We have also fulfilled our other ethical responsibilities in accordance with these requirements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.



Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current period. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. For the matter below, our description of how our audit addressed the matter is provided in that context.

We have fulfilled the responsibilities described in the "Auditor's responsibilities for the audit of the financial statements" section of our report, including in relation to these matters. Accordingly, our audit included the performance of procedures designed to respond to our assessment of the risks of material misstatement of the financial statements. The results of our audit procedures, including the procedures performed to address the matter below, provide the basis for our audit opinion on the accompanying financial statements.

Impairment assessment of investments in subsidiaries

Risk

Transocean Ltd. evaluates its investments in subsidiaries for impairment annually and records an impairment loss when the carrying amount of such assets exceeds the recoverable amount. The assessment of the existence of any indicators of impairment of the carrying amount of investments in subsidiaries is judgmental. In the event that indicators of impairment are identified, the assessment of the recoverable amounts is also judgmental and requires estimation and the use of subjective assumptions.

Transocean Ltd. measures the recoverable amount of its investments in subsidiaries by applying a variety of valuation methods, incorporating a combination of income and market approaches and using projected discounted cash flows.

The primary risks are identifying impairment indicators, inaccurate models being used for the impairment assessment, and that the assumptions to support the value of the investments are inappropriate. The principal consideration for our determination that the impairment assessment of investments in subsidiaries is a key audit matter is the subjectivity in the assessment of the recoverable amounts which requires estimation and the use of subjective assumptions.

See Note 4 to the accompanying financial statements for Transocean Ltd.'s disclosures related to investments in subsidiaries.

Our audit response

Our audit procedures related to the key audit matter of the impairment assessment of investments in subsidiaries included the following procedures:

We performed inquiries of management about the current market conditions supporting the evaluation of potential impairment indicators, tested the key assumptions used, and performed procedures on Transocean Ltd.'s prospective financial information.

We involved valuation specialists to assist in the evaluation of management's valuation models and impairment analyses, specifically in testing key assumptions and prospective financial information.

We performed procedures to assess the valuation models for evidence of management bias considering contrary evidence from third party analyst reports and press releases.

Our audit procedures did not lead to any reservations regarding the impairment assessment of investments in subsidiaries.



Other information

The Board of Directors is responsible for the other information. The other information comprises the information included in the annual report, but does not include the consolidated financial statements, the stand-alone financial statements, the compensation report and our auditor's reports thereon. The annual report is expected to be made available to us after the date of this auditor's report.

Our opinion on the financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated.



Board of Directors' responsibilities for the financial statements

The Board of Directors is responsible for the preparation of the financial statements in accordance with the provisions of Swiss law and the Company's articles of incorporation, and for such internal control as the Board of Directors determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, the Board of Directors is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern, and using the going concern basis of accounting unless the Board of Directors either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.



Auditor's responsibilities for the audit of the financial statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Swiss law and SA-CH will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

A further description of our responsibilities for the audit of the financial statements is located on EXPERTsuisse's website at: https://www.expertsuisse.ch/en/audit-report. This description forms an integral part of our report.

Report on other legal and regulatory requirements



In accordance with Art. 728a para. 1 item 3 CO and PS-CH 890, we confirm that an internal control system exists, which has been designed for the preparation of the financial statements according to the instructions of the Board of Directors.

Based on our audit in accordance with Art. 728a para. 1 item 2 CO, we confirm that the proposal of the Board of Directors complies with Swiss law and the Company's articles of incorporation.

We recommend that the financial statements submitted to you be approved.

Ernst & Young Ltd

/s/ Reto Hofer   /s/ Ralph Petermann
Licensed audit expert   U.S. certified public accountant
(Auditor in charge)

Enclosures
► Financial statements (balance sheet, statement of operations, notes)
► Proposal of the Board of Directors

TRANSOCEAN LTD.
STATEMENTS OF OPERATIONS
(In thousands)

					Years ended December 31,				
			2025				**2024**		
Income									
Guarantee fee income	USD	598	CHF	474	USD	755	CHF	685
Financial income		323		256		2,432		2,207
Administrative services income		933		739		785		713
Total income		1,854		1,469		3,972		3,605
Costs and expenses								
General and administrative		35,168		27,874		15,955		14,478
Financial expense		47,419		37,584		56,754		51,499
Currency exchange loss		174		138		598		543
Total costs and expenses		82,761		65,596		73,307		66,520
Unrealized gain from financial instruments		7,318		5,800		51,670		46,886
Translation gain upon redenomination of reporting currency		—		—		281,057		255,031
Direct taxes benefit (expense)		27		22		(10)		(9)
Net income (loss) for the year	USD	(73,562)	CHF	(58,305)	USD	263,382	CHF	238,993

See accompanying notes.

SR-3

TRANSOCEAN LTD.
BALANCE SHEETS
(In thousands)

				December 31,				
		2025				**2024**		
Assets								
Cash	USD	470	CHF	373	USD	410	CHF	372
Receivables from subsidiaries		867		687		1,357		1,231
Other current assets		1,648		1,305		1,373		1,246
Total current assets		2,985		2,365		3,140		2,849
Investments in subsidiaries		6,251,942		4,955,289		6,246,935		5,668,469
Property and equipment		1,233		978		1,233		1,119
Less accumulated depreciation		1,233		978		1,233		1,119
Property and equipment, net		—		—		—		—
Other non-current assets		575		456		698		633
Total non-current assets		6,252,517		4,955,745		6,247,633		5,669,102
Total assets	USD	6,255,502	CHF	4,958,110	USD	6,250,773	CHF	5,671,951
Liabilities and shareholders' equity								
Accounts payable to subsidiaries	USD	5,554	CHF	4,402	USD	17,017	CHF	15,441
Interest payable to subsidiaries		99,414		78,796		73,638		66,819
Other current liabilities		1,903		1,508		294		267
Total current liabilities		106,871		84,706		90,949		82,527
Non-current interest bearing notes payable to subsidiary		611,808		484,918		1,202,646		1,091,281
Non-current lease liabilities		250		198		296		269
Other non-current liabilities		14,415		11,425		21,732		19,720
Total non-current liabilities		626,473		496,541		1,224,674		1,111,270
Share capital		120,401		95,430		94,083		85,371
Statutory capital reserves from capital contribution		17,981,625		14,252,236		17,341,331		15,735,524
Statutory capital reserves from other capital reserves		48,481		38,426		48,481		43,991
Statutory capital reserves from capital contribution for shares held by subsidiaries		95,052		75,338		95,052		86,250
Own shares		(8,292)		(6,572)		(2,250)		(2,042)
Accumulated losses brought forward from previous years		(12,641,547)		(10,019,690)		(12,904,929)		(11,709,933)
Net income (loss) for the year		(73,562)		(58,305)		263,382		238,993
Total shareholders' equity		5,522,158		4,376,863		4,935,150		4,478,154
Total liabilities and shareholders' equity	USD	6,255,502	CHF	4,958,110	USD	6,250,773	CHF	5,671,951

See accompanying notes.

TRANSOCEAN LTD.
NOTES TO STATUTORY FINANCIAL STATEMENTS

NOTE 1—GENERAL

Overview

Transocean Ltd. ("we," "us," or "our") is the parent company to the following direct wholly owned subsidiaries: (1) Transocean International Limited ("Transocean International"), (2) Transocean Management Services GmbH ("TMSG"), and (3) Triton Quantum I GmbH ("TQ1G"). Transocean Ltd. is registered with the commercial register in the canton of Zug, and its shares are listed in the United States ("U.S.") on the New York Stock Exchange. At December 31, 2025 and 2024, we had fewer than 10 full-time employees.

Agreement to acquire Valaris Limited

On February 9, 2026, we and Valaris Limited, an exempted company limited by shares incorporated under the laws of Bermuda ("Valaris"), entered into a Business Combination Agreement (the "Agreement") providing for the combination of Transocean and Valaris (the "Business Combination"). Pursuant to the Agreement, and on the terms and subject to the conditions thereof, we will acquire all of the issued and outstanding common shares, par value USD 0.01 each, of Valaris (the "Valaris Shares") in exchange for Transocean Ltd. shares, par value USD 0.10 each, at an exchange ratio of 15.235 Transocean Ltd. shares for each Valaris Share. Pursuant to the Agreement, and on the terms and subject to the conditions thereof, at the time on which the order of the Supreme Court of Bermuda providing for its sanction of the Scheme of Arrangement is filed with the Registrar of Companies of Bermuda, the Business Combination will become effective and Valaris will become our wholly owned subsidiary. The board of directors of Transocean and Valaris each unanimously approved and declared advisable the Agreement and the transactions contemplated thereby, including the Business Combination.

NOTE 2—SIGNIFICANT ACCOUNTING POLICIES

Presentation—We have prepared our unconsolidated statutory financial statements in accordance with the accounting principles set forth under Art. 957 to Art. 963b of the Swiss Code of Obligations (the "SCO"). We have prepared our consolidated financial statements in accordance with accounting standards generally accepted in the U.S., a recognized accounting standard framework, and in accordance with the SCO, we have elected to forego presenting the statement of cash flows, the additional disclosures and the management report otherwise required by the SCO. Our financial statements may be influenced by the creation and release of excess reserves.

Cash—We hold cash balances, denominated in Swiss francs ("CHF") and U.S. dollars ("USD"), which include cash deposited in demand bank accounts, money market investment accounts and other liquid investments and interest earned on such cash balances.

Current assets and liabilities—We record current assets at historical cost less adjustments for impairment of value and current liabilities at historical cost.

Investments in subsidiaries—We record our investments in subsidiaries at acquisition cost less adjustments for impairment of value. We evaluate our investments in subsidiaries for impairment annually and record an impairment loss when the carrying amount of such assets exceeds the fair value. We estimate fair value of our investments using a variety of valuation methods, including the income and market approaches. Our estimates of fair value represent a price that would be received to sell the asset in an orderly transaction between market participants in the principal market for the asset.

Own shares—We recognize own shares at acquisition cost, which we present as a deduction from shareholders' equity at the time of acquisition. For own shares held by subsidiaries, we build a reserve for shares in equity at the respective acquisition costs.

Related parties—As defined in the SCO, we consider related parties to be only shareholders, direct and indirect subsidiaries, and the board of directors.

NOTE 3—CURRENCY

For all periods preceding January 1, 2024, we maintained our accounting records in U.S. dollars and translated them into Swiss francs for statutory reporting purposes. In May 2024, at our annual general meeting, shareholders approved the redenomination of the currency of our share capital from Swiss francs to U.S. dollars, effective as of January 1, 2024. Accordingly, we present our share capital and our financial statements in U.S. dollars, our functional currency, as set out in Art. 621 para. 2 SCO in connection with Art. 958d para. 3 SCO (see Note 5—Shareholders' Equity). In the year ended December 31, 2024, as part of our adoption of change in reporting currency, we recognized the previously deferred translation gain related to the currency translation and presented as a translation gain upon redenomination of reporting currency on our statement of operations.

As required by Art. 958d para. 3 SCO, we have presented the indicative Swiss franc value in a separate column on our financial statements using the exchange rate in effect on December 31 of each year. Each column is presented for reference only and is not intended to represent a basis of presentation for the financial statements. Transactions recorded during the year in currencies other than USD were converted at average rates during the year, and we recognize currency exchange gains and losses arising from business transactions in current period earnings. At December 31, 2025 and 2024, our principal exchange rates were USD 1 to CHF 0.79 and CHF 0.91, respectively.

NOTE 4—INVESTMENTS IN SUBSIDIARIES

Direct investments

Overview—Our direct investments in subsidiaries were as follows (in thousands, except percentages):

Company name	Purpose	Domicile	Ownership and voting interest	Share capital		Carrying amount as of December 31,			
						2025		2024	
Transocean Financing GmbH	Finance	Switzerland	—%	USD	—	USD	—	USD	7,682
Transocean International Limited	Holding	Bermuda	100%	USD	3,192	USD	6,239,082	USD	6,239,082
Transocean Management Services GmbH	Management and administration	Switzerland	100%	USD	28	USD	12,817	USD	128
Triton Quantum I GmbH	Holding	Switzerland	100%	CHF	20	USD	43	USD	43

In January 2025, TMSG merged with Transocean Financing GmbH ("TFIN"), formerly our direct wholly owned subsidiary, in a combination under common control, such that TMSG was the surviving entity and TFIN ceased to exist. In June 2025, we made a cash payment of USD 5 million to our indirect subsidiary, Transocean Offshore Deepwater Drilling Inc. ("TODDI"), to acquire the remaining one quota of TMSG, and, as a result, TMSG became our direct wholly owned subsidiary. In December 2025, we contributed USD 7,000 to TMSG for the redenomination of TMSG's share capital to U.S. dollars from Swiss francs.

In June 2024, we acquired Orion Holdings (Cayman) Limited ("OHCL" and together with its subsidiaries, "Orion") and contributed our acquired ownership interests to Transocean International, which increased our investment in Transocean International by USD 297 million (see Note 5—Shareholders' Equity). In June 2024, we contributed our ownership interests in Transocean Quantum Holdings Limited ("TQHL") to Transocean International, which increased our investment in Transocean International by USD 105 million, and as a result, TQHL was no longer our direct investment.

Impairment evaluation—In the years ended December 31, 2025 and 2024, as a result of our annual impairment evaluation, we concluded that the carrying amount of our investments in subsidiaries was not impaired.

Release of excess reserves—In the year ended December 31, 2025, we released excess reserves of USD 555 million.

Principal indirect investments

Our principal indirect investments in subsidiaries were as follows:

December 31, 2025			December 31, 2024		
Company name	Domicile	Ownership and voting interest	Company name	Domicile	Ownership and voting interest
Deepwater Pacific 1 Limited	Bermuda	100%	Deepwater Pacific 1 Limited	Bermuda	100%
Global Marine Inc.	United States	100%	Global Marine Inc.	United States	100%
GSF Leasing Services GmbH	Switzerland	100%	GSF Leasing Services GmbH	Switzerland	100%
Sedco Forex International Limited	Bermuda	100%	Sedco Forex International Limited	Bermuda	100%
Transocean Aquila Limited	Bermuda	100%	Transocean Aquila Limited	Bermuda	100%
Transocean Asset Holdings 1 Limited	Bermuda	100%	Transocean Asset Holdings 1 Limited	Bermuda	100%
Transocean Asset Holdings 2 Limited	Bermuda	100%	Transocean Asset Holdings 2 Limited	Bermuda	100%
Transocean Asset Holdings 3 Limited	Bermuda	100%	Transocean Asset Holdings 3 Limited	Bermuda	100%
Transocean Atlas Limited	Bermuda	100%	Transocean Atlas Limited	Bermuda	100%
Transocean Deepwater Drilling Services Limited	Bermuda	100%	Transocean Deepwater Drilling Services Limited	Bermuda	100%
Transocean Drilling Offshore S.a.r.l	Luxembourg	100%	Transocean Drilling Offshore S.a.r.l	Luxembourg	100%
Transocean Drilling U.K. Limited	Scotland	100%	Transocean Drilling U.K. Limited	Scotland	100%
Transocean Entities Holdings GmbH	Switzerland	100%	Transocean Entities Holdings GmbH	Switzerland	100%
Transocean Explorer Services, LLC	United States	100%			
Transocean Guardian Limited	Bermuda	100%	Transocean Guardian Limited	Bermuda	100%
Transocean Holdings 1 Limited	Bermuda	100%	Transocean Holdings 1 Limited	Bermuda	100%
Transocean Holdings 2 Limited	Bermuda	100%	Transocean Holdings 2 Limited	Bermuda	100%
Transocean Holdings 3 Limited	Bermuda	100%	Transocean Holdings 3 Limited	Bermuda	100%
Transocean Hungary Holdings LLC	Hungary	100%	Transocean Hungary Holdings LLC	Hungary	100%
Transocean Offshore Deepwater Drilling Inc.	United States	100%	Transocean Offshore Deepwater Drilling Inc.	United States	100%
Transocean Offshore Deepwater Holdings Limited	Bermuda	100%	Transocean Offshore Deepwater Holdings Limited	Bermuda	100%
Transocean Offshore International Ventures Limited	Bermuda	100%	Transocean Offshore International Ventures Limited	Bermuda	100%
Transocean Pontus Limited	Bermuda	100%	Transocean Pontus Limited	Bermuda	100%
Transocean Poseidon Limited	Bermuda	100%	Transocean Poseidon Limited	Bermuda	100%
Transocean Proteus Limited	Bermuda	100%	Transocean Proteus Limited	Bermuda	100%
Transocean Quantum Management Limited	Bermuda	100%	Transocean Quantum Management Limited	Bermuda	100%
Transocean Sentry Limited	Bermuda	100%	Transocean Sentry Limited	Bermuda	100%
Transocean Sub Asset Holdings 1 Limited	Bermuda	100%	Transocean Sub Asset Holdings 1 Limited	Bermuda	100%
Transocean Sub Asset Holdings 2 Limited	Bermuda	100%	Transocean Sub Asset Holdings 2 Limited	Bermuda	100%
Transocean Sub Asset Holdings 3 Limited	Bermuda	100%	Transocean Sub Asset Holdings 3 Limited	Bermuda	100%
Transocean Titan Financing Limited	Bermuda	100%	Transocean Titan Financing Limited	Bermuda	100%

December 31, 2025				December 31, 2024		
Company name	Domicile	Ownership and voting interest		Company name	Domicile	Ownership and voting interest
Transocean Worldwide Limited	Bermuda	100%		Transocean Worldwide Limited	Bermuda	100%
				Triton Asset Leasing GmbH	Switzerland	100%
Triton Atlas GmbH	Switzerland	100%		Triton Atlas GmbH	Switzerland	100%
Triton Hungary Investments 1 LLC	Hungary	100%		Triton Hungary Investments 1 LLC	Hungary	100%
Triton Nautilus Asset Leasing GmbH	Switzerland	100%		Triton Nautilus Asset Leasing GmbH	Switzerland	100%
Triton Quantum Rig Holdings GmbH	Switzerland	100%		Triton Quantum Rig Holdings GmbH	Switzerland	100%
Triton Titan GmbH	Switzerland	100%		Triton Titan GmbH	Switzerland	100%
Triton Voyager Asset Leasing GmbH	Switzerland	100%		Triton Voyager Asset Leasing GmbH	Switzerland	100%

In the year ended December 31, 2025, we formed Transocean Explorer Services, LLC. ("TESL"), our principal indirect subsidiary, to host seconded U.S. executive employees, and we removed Triton Asset Leasing GmbH ("TALG") from the schedule of principal indirect investments following the merger of Transocean Entities Holdings GmbH ("TEHG") with TALG, for which TEHG was the surviving entity.

In the year ended December 31, 2024, our direct and indirect subsidiaries previously domiciled in the Cayman Islands migrated to Bermuda, except for the subsidiaries required to remain in the Cayman Islands for administrative purposes or the subsidiaries that are expected to be liquidated. In the year ended December 31, 2024, we did not form any new subsidiary that we considered to be a principal indirect investment, and we removed from the schedule of principal indirect investments subsidiaries that were liquidated during the year.

NOTE 5—SHAREHOLDERS' EQUITY

Overview

Changes in our shareholders' equity were as follows (in thousands):

	Share capital		Statutory capital reserves (a)					
	Shares	Amount	from capital contribution	from other capital reserves	from capital contribution for shares held by subsidiaries (b)	Own shares	Accumulated losses	Total shareholders' equity
Balance at December 31, 2023	843,716	USD 100,275	USD 16,991,889	USD 33,256	USD 95,052	USD —	USD (12,904,929)	USD 4,315,543
Shares issued to Transocean International Limited from option agreement	1,100	131	5,622	—	—	—	—	5,753
Shares issued to Transocean International Limited	18,000	2,139	—	—	—	—	—	2,139
Capital reduction due to redenomination (c)	—	(16,263)	16,263	—	—	—	—	—
Shares issued to Transocean International Limited for Orion Holdings (Cayman) Limited acquisition	55,513	5,551	291,444	—	—	—	—	296,995
Own shares issued for long-term incentive plans	22,500	2,250	—	—	—	(2,250)	—	—
Shares issued for long-term incentive plans	—	—	51,338	—	—	—	—	51,338
Non-qualifying for Swiss withholding purposes	—	—	(15,225)	15,225	—	—	—	—
Net income for the year	—	—	—	—	—	—	263,382	263,382
Balance at December 31, 2024	940,829	USD 94,083	USD 17,341,331	USD 48,481	USD 95,052	USD (2,250)	USD (12,641,547)	USD 4,935,150
Balance at December 31, 2024	940,829	CHF 85,371	CHF 15,735,524	CHF 43,991	CHF 86,250	CHF (2,042)	CHF (11,470,940)	CHF 4,478,154
Shares issued to Transocean International Limited	59,015	5,901	—	—	—	—	—	5,901
Own shares issued for long-term incentive plans	16,000	1,600	—	—	—	(1,600)	—	—
Own shares issued for general purposes	188,166	18,817	—	—	—	(18,817)	—	—
Share issued for 4% bond conversion	—	—	189,127	—	—	—	—	189,127
Transocean Ltd. offering of shares	—	—	424,062	—	—	14,375	—	438,437
Shares issued for long-term incentive plans	—	—	27,105	—	—	—	—	27,105
Net loss for the year	—	—	—	—	—	—	(73,562)	(73,562)
Balance at December 31, 2025	1,204,010	USD 120,401	USD 17,981,625	USD 48,481	USD 95,052	USD (8,292)	USD (12,715,109)	USD 5,522,158
Balance at December 31, 2025	1,204,010	CHF 95,430	CHF 14,252,236	CHF 38,426	CHF 75,338	CHF (6,572)	CHF (10,077,995)	CHF 4,376,863

a) As of December 31, 2025, the Swiss Federal Tax Administration ("SFTA") had approved, as of December 31, 2022, CHF 13.9 billion of statutory capital reserves from capital contribution for distribution without any Swiss withholding tax consequences. As of December 31, 2025, the statutory capital reserves from capital contribution pending approval by SFTA represented an increase of USD 634 million and USD 362 million, equivalent to CHF 503 million and CHF 329 million, respectively, for years ended December 31, 2025 and 2024, respectively.

b) The statutory capital reserve from capital contribution for shares held by subsidiaries represents the aggregate cost of own shares held indirectly through Transocean International. See Note 6—Own Shares.

c) In May 2024, at our annual general meeting, shareholders approved (i) redenominating the currency of our share capital from Swiss francs to U.S. dollars and (ii) reducing the par value of our shares for purposes of such redenomination. As a result of the redenomination and reduction, made effective as of January 1, 2024, the par value of each of our shares was changed to USD 0.10 from CHF 0.10. We allocated the resulting aggregate reduction of USD 16 million to statutory capital reserves from capital contribution.

Authorized share capital (Kapitalband)

General capital authorization—The general capital authorization may be used for purposes as described under the provisions of Article 5 of our articles of association. In May 2025, at our annual general meeting, shareholders approved a general capital authorization to issue up to 188.2 million shares, thereby replacing the general capital authorization that was previously approved by shareholders at our 2024 annual general meeting. In May 2025, our board of directors approved the issuance of 188.2 million of our shares for an aggregate value of USD 19 million, equivalent to CHF 15 million, by conversion of freely available equity, using the general capital authorization. At December 31, 2025, the authority of our board of directors to issue shares out of general capital authorization was fully exhausted.

In May 2024, at our annual general meeting, shareholders approved a general capital authorization to issue up to 172.6 million shares, thereby replacing the general capital authorization that was previously approved by shareholders at our 2023 annual general meeting. In June 2024, our board of directors approved the issuance of 55.5 million of our shares, for an aggregate value of USD 6 million, equivalent to CHF 5 million, to Transocean International, using the general capital authorization. At December 31, 2024, the remaining authority of our board of directors to issue shares out of general capital authorization was limited to a maximum of 117.1 million shares. In May 2025, our board of directors approved the issuance of 59.0 million shares at par value to Transocean International, using the general capital authorization. Authorization for the remaining 58.1 million shares expired in May 2025.

Incentive plan authorization—The incentive plan authorization may be used solely for the purposes of granting shares under our incentive plans. In May 2025, at our annual general meeting, shareholders approved an incentive plan authorization to issue up to 16.0 million shares. In June 2025, our board of directors approved the issuance of 16.0 million shares for our incentive plans by conversion of freely available equity. At December 31, 2025, the incentive plan authorization was exhausted.

In May 2024, at our annual general meeting, shareholders approved an incentive plan authorization to issue up to 22.5 million shares. In June 2024, our board of directors approved the issuance of 22.5 million shares for our incentive plans by conversion of freely available equity. At December 31, 2024, the incentive plan authorization was exhausted.

Conditional share capital

Our articles of association provide for a conditional share capital that permits us to issue up to 141.3 million additional shares, under either of the following two circumstances, without obtaining additional shareholder approval: (1) through the exercise of conversion, exchange, option, warrant or similar rights for the subscription of shares granted in connection with bonds, options, warrants or other securities newly or already issued in national or international capital markets or new or already existing contractual obligations convertible into or exercisable or exchangeable for our shares or the shares of one of our group companies or any of their respective predecessors; or (2) in connection with the issuance of shares, options or other share-based awards to directors, employees, contractors, consultants or other persons providing services to us.

In connection with the issuance of bonds, notes, warrants or other financial instruments or contractual obligations that are convertible into, exercisable for or exchangeable for our registered shares, our board of directors is authorized to withdraw or limit the advance subscription rights of shareholders under certain circumstances. In connection with the issuance of shares, options or other share-based awards to directors, employees, contractors, consultants or other persons providing services to us, the preemptive rights and the advance subscription rights of shareholders are excluded. In March 2019, we and Transocean International entered into an option agreement, pursuant to which we granted Transocean International the right to acquire 12.0 million shares from us to satisfy obligations under our share-based compensation plans. In February 2024, we issued 1.1 million shares out of conditional share capital to Transocean International upon partial exercise of its right to acquire our shares under the option agreement in exchange for USD 5.8 million, equivalent to CHF 5.1 million. At December 31, 2025 and 2024, Transocean International had the right to acquire from us 9.5 million shares under the option agreement.

At December 31, 2025 and 2024, our board of directors were authorized to issue up to a maximum of 141.3 million shares, out of conditional share capital.

Share issuance

In September 2025, we issued 143.8 million shares with an aggregate value of USD 438 million, equivalent to CHF 348 million, in an equity offering using shares issued under our general capital authorization.

In June 2024, we issued 55.5 million shares with an aggregate value of USD 297 million, equivalent to CHF 269 million, to acquire the outstanding equity ownership interests of OHCL, an entity in which we previously held a noncontrolling ownership interest, and as a result, Orion became our wholly owned subsidiary. In June 2024, we contributed to Transocean International the acquired OHCL shares, which Transocean International subsequently contributed to Transocean Orion Limited, a wholly owned subsidiary of Transocean International.

In September 2023, we issued 11.9 million shares with an aggregate value of USD 99 million, equivalent to CHF 88 million, to acquire the outstanding equity ownership interests of Liquila Ventures Ltd. (together with its subsidiaries, "Liquila"), an entity in which we previously held a noncontrolling ownership interest, and as a result, Liquila became our wholly owned subsidiary. In November 2023, we contributed the acquired Liquila shares to TQHL, which TQHL subsequently contributed to TQRHL, a company partially owned and controlled by a wholly owned subsidiary of Transocean International. In June 2024, we contributed our ownership interests in TQHL to Transocean International.

We maintain an at-the-market equity offering program (the "ATM Program"). We intend to use the net proceeds from our ongoing ATM Program for general corporate purposes, which may include, among other things, the repayment or refinancing of indebtedness and the funding of working capital, capital expenditures, investments and additional balance sheet liquidity. In the year ended December 31, 2025 and 2024, we did not issue any shares under the ATM Program.

NOTE 6—OWN SHARES

Overview—The following is a summary of changes in the registered shares held by (i) us and (ii) Transocean International to satisfy obligations under our incentive plans or other rights to acquire our shares through equity offerings (in thousands, except percentages):

	Own shares held by us	Own shares held by our subsidiary	Total shares issued	Percentage of shares issued
Balance at December 31, 2023	—	34,685	843,716	4.11%
Shares issued to Transocean International from option agreement	—	1,100		
Shares issued to Transocean International	—	18,000		
Transfers under share-based compensation plans	—	(11,287)		
Issued for share-based compensation plans	22,500	—		
Balance at December 31, 2024	22,500	42,498	940,829	6.91%
Shares issued to Transocean International	—	59,015		
Issued for share-based compensation plans	16,000	—		
Issued for general purposes	188,166	—		
Transfers under share-based compensation plans	—	(8,622)		
Transfers for 4% bond conversion	—	(73,326)		
Transfers for equity offering	(143,750)	—		
	82,916	19,565	1,204,010	8.51%

Own shares held by us—At December 31, 2025 and 2024, we held 38.5 million and 22.5 million own shares, respectively, to satisfy our obligations to deliver shares in connection with awards granted under our incentive plans, and we held 44.4 million own shares for general purposes.

Own shares held by subsidiary—Transocean International holds our shares to satisfy our obligations to deliver shares in connection with awards granted under our incentive plans or other rights to acquire our shares through equity offerings. In the years ended December 31, 2025 and 2024, we transferred 8.7 million and 11.3 million shares, respectively, at historical cost, from the own shares held by Transocean International to satisfy obligations under our share-based compensation plans. At December 31, 2025 and 2024, Transocean International held 3.8 million and 12.4 million own shares, respectively, to satisfy obligations under our incentive plans.

Transocean International also holds our shares to satisfy our obligations to deliver shares in connection with the convertible notes and the ATM Program, and upon transfer to satisfy our obligations, we pay Transocean International a fee of 5 percent on the par value of transferred shares. In the year ended December 31, 2025, we transferred to Transocean International 59.0 million shares at par value. In the year ended December 31, 2025, in connection with the conversion of the 4.0% note, Transocean International transferred 73.3 million shares at par value and earned the corresponding fee. At December 31, 2025 and 2024, Transocean International held 15.8 million and 30.1 million own shares, respectively, for issuance to satisfy note conversions or issuance under the ATM program.

Share repurchase program—In May 2009, at our annual general meeting, shareholders approved and authorized our board of directors, at its discretion, to repurchase an amount of our shares for cancellation with an aggregate purchase price of up to CHF 3.50 billion. At December 31, 2025 and 2024, the authorization remaining under the share repurchase program was for the repurchase of our outstanding shares for an aggregate cost of up to USD 3.57 billion, equivalent to CHF 3.24 billion. The share repurchase program may be suspended or discontinued by our board of directors or company management, as applicable, at any time.

NOTE 7—SHARE OWNERSHIP

Shares held by members of our board of directors—The members of our board of directors held shares, including shares held privately, as follows:

| | December 31, 2025 | | December 31, 2024 | |
Name	Vested shares and unvested share units	Stock options and conversion rights	Vested shares and unvested share units	Stock options and conversion rights
Jeremy D. Thigpen (a)	5,255,052	1,212,621	9,217,731	1,212,621
Chadwick C. Deaton (b)	674,901	—	592,548	—
Keelan I. Adamson (c)	4,150,192	264,856	—	—
Glyn A. Barker	466,609	—	384,256	—
Vanessa C.L. Chang	538,567	—	436,214	—
Frederico F. Curado	463,625	—	381,272	—
Domenic J Dell'Osso, Jr.	154,152	—	71,799	—
Vincent J. Intrieri	478,865	—	396,512	—
William F. Lacey (d)	82,353		—	—
Samuel J. Merksamer	469,601	—	387,248	—
Frederick W. Mohn	97,000,654	—	91,418,301	—
Margareth Øvrum (e)	—	—	180,751	—
Total	109,734,571	1,477,477	103,466,632	1,212,621

a) Mr. Thigpen was elected to the position of Executive Chair of the board of directors, effective May 30, 2025.
b) Mr. Chadwick was elected to the position of Lead Independent Director of the board, effective May 30, 2025.
c) Mr. Adamson was elected to the board of directors, effective May 30, 2025.
d) Mr. Lacey was elected to the board of directors, effective May 30, 2025.
e) Ms. Øvrum departed from the board of directors, effective May 30, 2025.

Shares held by members of our executive management team—Our executive management team consists of the President and Chief Executive Officer, the Executive Vice President and Chief Financial Officer and the Executive Chair. The members of our executive management team held shares, including shares held privately, and conditional rights to receive shares under our share-based compensation plans as follows:

| | December 31, 2025 | | | | | December 31, 2024 | | | | |
Name	Number of shares held	Number of granted share units vesting in 2026	Number of granted share units vesting in 2027	Number of granted share units vesting in 2028	Total shares and share units	Number of shares held	Number of granted share units vesting in 2025	Number of granted share units vesting in 2026	Number of granted share units vesting in 2027	Total shares and share units
Keelan I. Adamson	1,303,715	838,455	1,471,775	326,979	3,940,924	1,020,952	516,271	511,476	104,397	2,153,096
R. Thaddeus Vayda	235,245	301,051	424,256	93,965	1,054,517	168,406	146,112	207,087	44,717	566,322
Jeremy D. Thigpen	2,136,223	1,409,446	939,654	171,822	4,657,145	5,178,900	1,422,421	1,237,625	245,640	8,084,586
Total	3,675,183	2,548,952	2,835,685	592,766	9,652,586	6,368,258	2,084,804	1,956,188	394,754	10,804,004

The number of granted share units vesting in future years represents the vesting of previously granted service awards and performance awards in the form of share units. Total shares and share units exclude vested but unissued shares for share units granted in 2023 with a performance requirement through 2025, and such shares are expected to be issued in the first quarter of 2026.

Stock options held by members of the executive management team—The members of our executive management team held vested and unvested stock options as follows:

| | December 31, 2025 | | | | | December 31, 2024 | | | | |
Name	Number of granted stock options vested and outstanding	Number of granted stock options vesting in 2026	Number of granted stock options vesting in 2027	Number of granted stock options vesting in 2028	Total vested and unvested stock options	Number of granted stock options vested and outstanding	Number of granted stock options vesting in 2025	Number of granted stock options vesting in 2026	Number of granted stock options vesting in 2027	Total vested and unvested stock options
Keelan I. Adamson	264,856	—	—	—	264,856	264,856	—	—	—	264,856
R. Thaddeus Vayda	90,289	—	—	—	90,289	90,289	—	—	—	90,289
Jeremy D. Thigpen	1,212,621	—	—	—	1,212,621	1,212,621	—	—	—	1,212,621
Total	1,567,766	—	—	—	1,567,766	1,567,766	—	—	—	1,567,766

Shares granted—We granted the following service awards and performance awards to members of our board, members of our executive management team and employees:

Name	December 31, 2025 Number of share units granted	December 31, 2025 Value of share units	December 31, 2024 Number of share units granted	December 31, 2024 Value of share units
Non-executive board members	741,177	USD 1,845,531	326,165	USD 1,966,775
Executive management team	3,626,461	11,557,930	2,841,905	14,729,310
Employees	66,803	250,511	32,197	168,390
Total	4,434,441	USD 13,653,972	3,200,267	USD 16,864,475

NOTE 8—GUARANTEES, CONTINGENCIES AND COMMITMENTS

Debt obligations—Transocean International, Transocean Poseidon Limited, Transocean Aquila Limited and Transocean Titan Financing Limited have each issued certain debt securities or entered into other credit arrangements, including notes, bank credit agreements, debentures, surety bonds and letters of credit. We agreed to guarantee certain of these debt securities or other credit arrangements in exchange for a guarantee fee from our subsidiaries. With certain exceptions under the indentures of the debt securities issued by our subsidiaries, we are not subject to significant restrictions on our ability to obtain funds from our consolidated subsidiaries by dividends, loans or return of capital distributions. At December 31, 2025 and 2024, the aggregate carrying amount of debt that we have guaranteed was USD 5.25 billion and USD 6.31 billion, respectively, equivalent to CHF 4.16 billion and CHF 5.72 billion, respectively. In the years ended December 31, 2025 and 2024, we recognized guarantee fee income of USD 1 million, equivalent to less than CHF 1 million and CHF 1 million, respectively. In the year ended December 31, 2025, Transocean Poseidon Limited repaid its remaining debt obligation, and we terminated the corresponding guarantee arrangement.

Surety bond performance obligations—In August 2020, we provided a guarantee in favor of our subsidiaries issuing or reinsuring or procuring the issue or reinsurance of surety bonds in Brazil. In the year ended December 31, 2025, we terminated all surety bonds requiring such guarantee and terminated the corresponding guarantee agreement. At December 31, 2024, our guarantee provided support for outstanding surety bonds with a notional amount of USD 25 million, equivalent to CHF 23 million.

Swiss group value added tax obligations—We are one of a group of Swiss entities that are jointly and severally liable for the entire Swiss value added tax amount due to the Swiss tax authorities by this group.

NOTE 9—RELATED PARTY TRANSACTIONS

Credit agreements—In October 2024, we and TFIN, as the borrower and lender, respectively, entered into a credit agreement establishing a USD 10 million revolving credit facility. Under the terms of the agreement, as amended, interest is incurred on outstanding borrowings at a variable rate based on the Swiss Safe Harbor Rate and payable at maturity. Pursuant to TFIN's merger with TMSG, TFIN assigned the credit agreement to TMSG and TMSG became the new lender. At December 31, 2025 and 2024, we had borrowings of USD 7 million, equivalent to CHF 6 million and CHF 7 million, respectively, outstanding under the credit facility at an interest rate of 4.25 percent.

In November 2018, we and Transocean International, as the borrower and lender, respectively, entered into a credit agreement establishing a USD 1.20 billion revolving credit facility, which is scheduled to expire on December 5, 2029. Under the terms of the agreement, as amended, interest is incurred on outstanding borrowings at a variable rate based on the Swiss Safe Harbor Rate and payable at maturity. At December 31, 2025 and 2024, we had borrowings of USD 346 million and USD 830 million, respectively, equivalent to CHF 274 million and CHF 753 million, respectively, outstanding under the credit facility at an interest rate of 4.25 percent.

In June 2011, we and Transocean International, as the borrower and lender, respectively, entered into a credit agreement establishing a USD 2.00 billion revolving credit facility. Under the terms of the agreement, as amended, interest is incurred on outstanding borrowings at a variable rate based on the Swiss Safe Harbor Rate and payable at maturity. At December 31, 2025 and 2024, we had no borrowings and borrowings of less than USD 1 million, respectively, outstanding under the revolving credit facility.

Exchangeable notes—In September 2022, we issued to Transocean International USD 300 million aggregate principal amount of an exchangeable loan note due in 2029 (the "4.625% note") with interest payable semiannually at a rate of 4.625 percent per annum in a non-cash exchange for USD 73 million aggregate principal amount of the 0.5 percent loan note and USD 227 million aggregate principal amount of the USD 1.2 billion revolving credit facility. The 4.625% note may be converted at any time prior to the maturity date at an exchange rate of 290.6618 shares per USD 1,000 note, which implies a conversion price of USD 3.44 per share, subject to adjustment upon the occurrence of certain events. Transocean International may require us to repurchase all or a portion of the 4.625% note upon the occurrence of certain events. At December 31, 2025 and 2024, the outstanding principal amount of the 4.625% note was USD 259 million and USD 132 million, respectively, equivalent to CHF 205 million and CHF 119 million, respectively.

In February 2021, we issued to Transocean International USD 294 million aggregate principal amount of an exchangeable loan note due in 2025 (the "4.0% note") with interest payable semiannually at a rate of 4.0 percent per annum. The 4.0% note could be converted at any time prior to the maturity date at an exchange rate of 190.4762 shares per USD 1,000 note, which implied a conversion price of USD 5.25 per share. In the year ended December 31, 2025, the holder of USD 196 million, equivalent to CHF 156 million, aggregate principal amount of the 4.0% note exchanged such note at the applicable exchange rate in our shares. As part of the transaction, we delivered an aggregate 73.3 million of our shares. In December 2025, we made a cash payment of USD 38 million, equivalent to CHF 30 million, to Transocean International to repay the remaining notes. At December 31, 2024, we had an outstanding principal amount of USD 234 million, equivalent to CHF 212 million.

Warrants—At December 31, 2025 and 2024, Transocean International had 22.2 million outstanding warrants, which holders may exercise to purchase our shares, and Transocean International held 22.2 million warrants, which it may exercise to purchase our shares. Transocean International is expected to exercise its right to purchase our shares in connection with its obligation to deliver our shares upon the exercise of the outstanding warrants to purchase our shares. Transocean International may exercise, in whole or in part, its right to acquire the warrant shares issuable upon exercise of such warrants by delivering to us an amount equal to the aggregate exercise price for the net share amount. In the years ended December 31, 2025 and 2024, we recognized an unrealized gain of USD 7 million and USD 52 million, respectively, equivalent to CHF 6 million and CHF 46 million, respectively, recorded in financial expense, with a corresponding adjustment to the liability, to reflect the estimated aggregate fair value of the warrants. At December 31, 2025 and 2024, the carrying amount of our liability to issue shares upon exercise of the warrants was USD 14 million and USD 22 million, respectively, equivalent to CHF 11 million and CHF 19 million, respectively, recorded in other non-current liabilities.

General and administrative services—We perform administrative services for our Swiss subsidiaries, for which we earn income based on the cost of such services, together with a markup of 7 percent.

TRANSOCEAN LTD.
PROPOSED APPROPRIATION OF THE ACCUMULATED LOSSES
(in thousands)

The board of directors proposes that shareholders at the annual general meeting in 2026 approve the following appropriation:

	December 31,	
	2025	**2024**
Accumulated losses brought forward from previous years	USD (12,641,547)	USD (12,904,929)
Net income (loss) for the year	(73,562)	263,382
Accumulated losses to be brought forward	USD (12,715,109)	USD (12,641,547)

BOARD OF DIRECTORS

Jeremy D. Thigpen
Chair of Board of Directors,
Transocean Ltd.

Chadwick C. Deaton
Lead Independent Director,
Transocean Ltd.

Glyn A. Barker
Former Vice Chair, U.K. PwC LLP

Vanessa C.L. Chang
Former Director and Shareholder,
EL & EL Investments Ltd.

Frederico F. Curado
Former President and Chief Executive Officer,
Embraer S.A.

Domenic J. "Nick" Dell'Osso, Jr.
Former President and Chief Executive Officer,
Expand Energy Corporation

Vincent J. Intrieri
Founder and Chief Executive Officer,
VDA Capital Management LLC

William F. "Bill" Lacey
Executive Vice President and CFO,
Woodward, Inc.

Samuel J. Merksamer
Executive Director,
Mubadala Capital

Frederik W. Mohn
Former Director and Chair,
Songa Offshore SE
Owner and Managing Director,
Perestroika AS

Keelan I. Adamson
President and Chief Executive Officer,
Transocean Ltd.

EXECUTIVE MANAGEMENT

Keelan I. Adamson
President and Chief Executive Officer

R. Thaddeus Vayda
Executive Vice President and
Chief Financial Officer

Jeremy D. Thigpen
Executive Chair

Brady K. Long
Executive Vice President and
Chief Legal Officer

Roderick J. Mackenzie
Executive Vice President and
Chief Commercial Officer

CORPORATE INFORMATION

Registered Address
Transocean Ltd.
Turmstrasse 30
CH-6312
Steinhausen, Switzerland
Phone +41 (41) 749-0500

Transfer Agent and Registrar
Computershare
www.computershare.com

Online inquiries:
www-us.computershare.com/investor/#contact

Shareholder Inquiries:
Computershare
P.O. Box 43006
Providence, Rhode Island 02940-3006
1-877-397-7229
+1 201-680-6578 (for callers outside the United States)

Overnight correspondence:
Computershare
150 Royal Street
Suite 101
Canton, Massachusetts 02021

Proxy Solicitor
Georgeson LLC
51 West 52nd St.
6th Floor
New York, New York 10019

Independent Registered Public Accounting Firm

Ernst & Young LLP
Houston, Texas

Swiss Auditor
Ernst & Young Ltd.
Zurich, Switzerland

Financial Information
Financial analysts and shareholders should visit the company's website at www.deepwater.com, or call Investor Relations at +1 713-232-7500 for information about Transocean Ltd.

NYSE Annual CEO Certification and Sarbanes-Oxley Section 302 Certifications
We submitted the annual chief executive officer certification to the NYSE as required under the corporate governance rules. We also filed the chief executive officer certifications required under section 302 of the Sarbanes-Oxley Act of 2002 as an exhibit to our 2025 Annual Report on Form 10-K.

Performance Graph[1]
The graph below compares the cumulative total shareholder return of our shares, the PHLX Oil Service Sector Index ("OSX"), and the Russell 1000 Index over our last five fiscal years. The graph assumes that $100 was invested in our shares, the OSX, and the Russell 1000 Index on December 31, 2020, and that all dividends were reinvested on the date of payment.

Indexed Cumulative Total Shareholder Return
December 31, 2020 – December 31, 2025



DATE	DEC-20	DEC-21	DEC-22	DEC-23	DEC-24	DEC-25
Russell 1000	$100.00	$126.43	$102.24	$129.33	$161.02	$188.95
OSX Index	$100.00	$120.74	$194.98	$198.71	$175.53	$181.72
RIG	$100.00	$119.48	$197.40	$274.89	$162.34	$178.79

[1]*The above Performance Graph and related information shall not be deemed "soliciting material" or to be "filed" with the SEC, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933 or Securities Exchange Act of 1934, each as amended, except to the extent that we specifically incorporate it by reference into such filing.*



Transocean | 100 YEARS OF DRILLING

www.deepwater.com

Transocean Ltd. ▪ 2026 ANNUAL GENERAL MEETING AND PROXY STATEMENT ▪ 2025 ANNUAL REPORT